As confidentially submitted to the Securities and Exchange Commission on January 23, 2023

pursuant to the Jumpstart our Business Startups Act

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Valens Pay Global Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

302-540 Lawrence Avenue, Kelowna

British Columbia, Canada, V1Y 6L7

+1 (844) 905-0320

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor
New York, NY 10168

(800)221-0102

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Benjamin Tan, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 (212) 930-9700

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED January 23, 2023

Valens Pay Global Limited

   ______ Ordinary Shares

This is the initial public offering of Valens Pay Global Limited, a Cayman Islands exempted company incorporated with limited liability with substantially all of its operations in Canada, through its subsidiary, Valens Pay Limited, a corporation incorporated on October 12, 2020 in the Province of British Columbia under the Business Corporations Act (British Columbia). Throughout this prospectus, unless the context indicates otherwise, references to “Valens Pay” refer to Valens Pay Global Limited, the Cayman Islands holding company, and references to “we,” the “Company” or “our company” are to the combined business of Valens Pay and its consolidated subsidiary.

Valens Pay is offering on a firm commitment basis of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). We anticipate that the initial public offering price per Ordinary Share will be between $5.00 and $6.00. We have selected the lower price point of $5.00 per share for use herein as the estimated actual sales price for our shares, given recent market volatility, for purposes of calculation of estimated use of proceeds, estimated dilution and other matters in this prospectus. Prior to this offering, there has been no public market for the Ordinary Shares. We intend to apply for listing the Ordinary Shares on the Nasdaq Capital Market under the symbol “VAPA.” We believe that upon the completion of this offering, we will meet the standards for listing the Ordinary Shares on the Nasdaq Capital Market. We cannot guarantee that we will be successful in listing the Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless the Ordinary Shares are so listed.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws, and, as such, are eligible for reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

We will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering. Nonetheless, following the consummation of this offering, our directors, officers and principal shareholders will hold in aggregate approximately 66.67% or more of our Ordinary Shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company.

Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of information that should be considered in connection with an investment in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Represents underwriting discount and commissions equal to 7% per Ordinary Share, which is the underwriting discount we have agreed to pay on all investors in this offering. Does not include expense allowance, payable to the underwriter, or the reimbursement of certain expenses of the underwriter. See “Underwriting” beginning on page 103 of this prospectus for additional information regarding total underwriter compensation.

We have granted the underwriter an option, exercisable for 45 days from the date of the closing of this offering, to purchase up to an additional Ordinary Shares on the same terms as the other Ordinary Shares being purchased by the underwriter from us. For additional information regarding our arrangement with the underwriter, please see “Underwriting” beginning on page 103.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the Ordinary Shares to purchasers in this offering on or about          , 2023.

Boustead Securities, LLC

The date of this prospectus is         , 2023

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriter has authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of Ordinary Shares.

For investors outside the United States: Neither we, nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Valens Pay is incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

COMMONLY USED DEFINED TERMS

Except as otherwise indicated by the context and for the purposes of this prospectus only, references in this prospectus to:

●	“we,” “us,” “the Company,” “our” or “our company” are to the combined business of Valens Pay Global Limited, an exempted company incorporated in Cayman Islands, and its consolidated subsidiary;

●	“Valens Pay” are to Valens Pay Global Limited, a holding company incorporated in the Cayman Islands as an exempted company;

●	“Valens Pay Limited” are to Valens Pay’s 100% owned subsidiary Valens Pay Limited, a corporation formed in the Province of British Columbia under the Business Corporations Act (British Columbia);

●	“EUR euros”, “euros” and “€” are to the legal currency of the European Union; and

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States.

Valens Pay’s reporting currency and our functional currency is the US dollar. Valens Pay is a holding company with no operations of its own. All of operations are conducted in Canada through Valens Pay’s operating subsidiary in Canada, Valens Pay Limited. Valens Pay Limited’s reporting currency is euros. This prospectus contains translations of euros into U.S. dollars solely for the convenience of the reader.

These translations from euros into U.S. dollars are determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). No representation is made that € or US$ amount represents or could have been, or could be converted, realized or settled into US$ or €, as the case may be, at any particular rate, or at all.

Numerical figures included in this registration statement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our consolidated financial statements have been prepared in accordance with international Financial Reporting Standards, or IFRS.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

We have proprietary rights to trademarks used in this prospectus that are important to our business. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

ii

PROSPECTUS SUMMARY

Investors are cautioned that you are buying shares of a Cayman Islands holding company without operations of its own.

This summary highlights information appearing elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections and the financial statements and the related notes, before deciding whether to invest in the Ordinary Shares.

The Company

Our Business

We are an international fintech company devoted to offering individuals and businesses a variety of convenient and high-quality financial services. We have designed a white label financial technology (fintech) platform that combines the finest of traditional financial services with cutting-edge digital products to deliver an exceptional experience. Our Valens Pay platform can support a suite of financial services for both individuals and businesses, including Single Europe Payments Area (SEPA) and international multi-currency accounts, commodity investments and card solutions.

We provide services for both direct users and white label partners that includes a white label platform and managed service offering for white label partners. The direct users are customers who have onboarded directly via Valens Pay. White label partners use our fintech platform or application programming interfaces (API) to offer users selected products and services. With excellent knowledge of regulations, customer needs, and the latest financial services, we have selected partners to achieve state-of-the-art products and services.

Our services are offered on an international level with offices strategically located in Canada, the United Kingdom and Vietnam. Our business model is divided into two segments: direct users and white label partners. We offer a white label fintech platform that can be easily modified or designed to represent our customers’ brand guidelines and be launched within six weeks. White label partners use our fintech platform or API to offer users selected products and services. Different from other fintech platforms, our white label platform provides low entry costs and fast implementation for our partners. One of the largest benefits of offering white-labelled financial services by the institutions/companies directly is that clients often have a connection and trust with them. With easy and well-functioning systems, it’s normally an easier decision to join the fintech platform than if it were a non-related system. Where regulation permits, we also offer financial products and services for our direct users, including individual international bank account number (IBAN), SEPA transfers, international transfers, multi currencies, dedicated accounts, debit card and commodities.

Our cost base is far less than comparable fintech platform businesses. This is because our white label partners are responsible for the majority of the administrative labor. A smaller crew reduces office expenses but does not impede a rapid expansion of the firm, as this would require the addition of new white label partners who service their own administrative needs and guide customers through our automated system. The Company would scale substantially in terms of marketing and second-level client assistance.

Our Valens Pay platform went live in the beginning of 2022. We are registered as a Money Service Business with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC). As of the date of this prospectus, we have three white label partners with active users. We have an agreement with another white label partner signed in August 2022, who is in direct contact with more than 50 million users. These users will over time be offered payment solutions. Additionally, we have an agreement to supply services to about 9.2 million consumers, with the expectation that they will start becoming direct users in the first quarter of 2023. We offer a comprehensive financial services platform via white labelling to larger institutions and companies. We help manage the end-to-end process of setting up, including licensing, compliance, consulting, systems and IT and operational setup. We have entered into agreements with Global Know Your Customer (KYC), Know Your Business (KYB) and Anti Money Laundering (AML) verification companies, banking providers and white label partners to (1) achieve automated onboarding of all users (individuals and businesses) including Politically Exposed Person (PEP), sanction and liveness checks as well as the continuing supervision of their status; (2) provide accounts, payments and cards; and (3) to service our users best possible with payment rails.

We pride ourselves on providing established enterprises and start-ups with a cost effective, ready-to-go white label solution that can be easily modified to represent our users’ brand guidelines and be launched within six weeks. We anticipate that we will have a substantial opportunity to grow users in our fintech platform in the coming 12-36 months, and by the end of that period to become a market leader offering white label fintech platforms.

Our Competitive Strengths

We believe that our leading white label fintech platform, various financial products and our managers’ approach to executing our development strategy provide us with several competitive advantages. These competitive advantages, a few of which are discussed below, have enabled us to provide users with an exceptional experience without having to invest in time-consuming development work.

●	White label approach. Digital banks have invested a substantial amount on client acquisition, which is a major reason why they operate at a loss. The advantage of our white label strategy is that it enables businesses with limited resources or skill sets to offer an enhanced service without having to create one from scratch. In addition, despite the fact that our white label partners have borne this effort in terms of financial cost and duration, the clients remain clients of Valens Pay for regulatory reasons, and this relationship is independent of the relationship between the white label partner and the client. The agreement with each white label partner specifies that the termination of the arrangement does not terminate Valens Pay’s connection with the client. Therefore, the Company’s customer acquisition costs are much lower than those of the majority of its competitors.

●	Customer loyalty. Customer loyalty takes a considerable time to build, potentially years. Our white label strategy has resulted in established client loyalty. The clients continue to interact with a team they already know and feel confident about, confident enough to deal with on other financial matters. This leads to a greater understanding of our clients and their needs and therefore creates a significant competitive advantage and a quicker route to successful engagement for Valens Pay and fee generation.

●	Knowing the customers. Our business model enables us to obtain a deep grasp of the client’s objectives and demands. During their time as a customer of our white label partner, we have acquired this knowledge. Our white label partners operate as pension advisors, financial advisors, investment companies and providers of alternative financial products. They already owned information that will facilitate the delivery of services and products that will appeal to clients.

●	Dedicated tech team. Our dedicated tech team can give our users the most recent technological advancements and meet the specific needs of white label partners. The objective moving ahead will be to remain at the forefront of client experience.

Our Growth Strategies

The market for fintech platform has increased in the last 5 years globally with an expected growth in the number of users and competitors. We take a unique approach to serving our large addressable market with the following strategies:

●	Strengthen technological infrastructure. We prioritize scalability and expandability in our development, which enables us to build a fully functional white-label platform within six weeks at a very affordable price. We have substantially reduced the entry fees for businesses to create their own financial platform for their present and future users. This not only provides a low entry point but also decreases the required number of users for a white label financial platform to become profitable to a minimum.

●	Grow our client base and enhance our brand. For our direct users, we intend to increase customer loyalty by offering “perks” such as gift cards from major and renown companies and free investments, often in the same amount that we charge users, meaning our users can view our services as being more or less free. For our white label partners, we believe that the low entry cost we offered will become the most successful method of acquiring new users in the coming years, as opposed to the current method of simply marketing, where industry leaders spend billions annually on marketing and acquiring alone. (See https://www.appsflyer.com/company/newsroom/pr/fintech-marketers-invested-3b-ua/)

●	Increased business volume and overall profitability. We intend to acquire white label partners who already have thousands of users, thereby avoiding competing on acquiring users. Through this way, we can obtain access to users who are already affiliated with a reputable white label partner. We have successfully integrated three white label partners and are in the midst of integrating a platform with a total number of potential users exceeding 50 million, with several more integrations in progress. We anticipate an increase in the number of users of our fintech platform over the next 12 to 36 months, making us the market leader in terms of delivering white label fintech platforms with respect to users and customers.

●	Attract and build strong team of key talent. We believe that our employees are critical to our continued growth. We aspire to be a full-service financial services provider and a market leader in providing white label fintech platforms, so it is important that we have a team of experts in the field of technology and financial advisory. We strive to attract and retain skilled individuals with management, financial, sales, marketing, and technological experience by offering competitive compensation packages.

●	Expand our business geographically. There are numerous variances across continents and even between individual countries; hence, we have set distinct objectives for each continent. In Europe and North America, there are a large number of local and international providers and consumers. The large number of users is attractive, but the large number of competitors makes it difficult to make a significant influence. In contrast, Africa has a large number of consumers who are interested in a fintech platform; nevertheless, there are just a few that are well-developed and nearly none that operate globally. Lastly, both Asia and Latin America have multiple platforms and a large number of users, but many of them are based locally.

Our fintech platform is headquartered in Europe and North America, two significant markets. However, we also see significant opportunity in Africa and Asia, as our global financial platform meets their needs. We are now integrating platforms with a large number of users in Europe, and we have additional white label platforms planned for North America and Asia. Concurrently, we are negotiating with a large African white label partner. We aim to be in the top five of world service providers by number of users and to be a leading provider of white label digital financial services. We will work with white label partners who have already invested time and resources into building a loyal client following who already know our partners and trust them. This model is both significantly less costly and less time consuming and has already achieved the client loyalty required to build businesses. Initially, we will focus on the European market initially and thereafter seek growth in North America, Africa and Asia.

Our Risks and Challenges

The Company is subject to various risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read the “Risk Factors” section and this prospectus in full. Below is a summary of the principal factors that make an investment in the Ordinary Shares speculative or subject to risk:

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. You should carefully consider all of the risks described more fully in the section titled “Risk Factors” in this prospectus beginning on page 14, before deciding to invest in our Ordinary Shares. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. These key risks, include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	As a new entrant in the financial technology industry, we have limited operating history and face significant challenges, which may result in increased risks, uncertainties, and makes it difficult to evaluate our future prospects.

●	Since incorporation, we have incurred net losses, and we plan to continue to invest substantially in our business. Thus, we may not be able to achieve or maintain profitability.

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

●	The ever-evolving financial technology industry demands us to continue to provide new and innovative products and services. If we cannot keep up the demand, the popularity and usage of our platform may decrease and adversely affect our financial condition.

●	It is important to build, enhance, and protect our brand in order to grow and sustain our customer base, and failure to do so would harm our business.

●	If we are unable to continue to acquire new customers and white label platform partners and retain our current customers or sell additional functionality and services to them, our revenue growth will be adversely affected.

●	Failure to offer high-quality and cost-effective customer support would harm our business.

●	We offer a number of free products and services, such as gift cards, to drive awareness, usage and adoption of all our products and services. If these marketing strategies are unsuccessful, our ability to grow our revenue will be adversely affected.

●	If the prices we charge for our products and services are unacceptable to our customers, our operating results will be harmed.

●	We may require additional capital to support the growth of our business, and this capital may not be available on acceptable terms, if at all.

●	Our business, financial condition and results of operations have and may continue to be adversely affected by the COVID-19 pandemic or other similar epidemics or adverse public health developments, including government responses to such events.

Risks related to Operational failures and Cybersecurity

●	Fraudulent and other illegal activity involving our products and services could lead to reputational damage to us, reduce the use of our platform and services and may adversely affect our financial position and results of operations.

●	We transfer funds to our customers daily, which in the aggregate comprise substantial sums, and are subject to the risk of errors, which could result in financial losses, damage to our reputation, or loss of trust in our brand, which would harm our business and financial results.

●	We obtain and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

●	Our products and services may not function as intended due to errors in our software, hardware, and systems, product defects, or due to security breaches or incidents or human error in administering these systems, which could materially and adversely affect our business.

●	Systems failures, interruptions, delays in service, catastrophic events, and resulting interruptions in the availability of our products or services could harm our business and our brand, and subject us to substantial liability.

●	If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Risks Related to Regulatory Compliance

●	As an international company that has operation in many jurisdictions, we are subject to extensive regulation and oversight in a variety of areas, including registration and licensing requirements.

●	Various regulatory agencies and governments continue to target the financial services industry by new laws or regulations in many jurisdictions, including Canada and the U.S. states in which we operate, that could restrict the products and services we offer, impose additional compliance costs on us, render our current operations unprofitable or even prohibit our current operations.

●	Legislative or regulatory initiatives on cybersecurity and data privacy could adversely impact our business and financial results.

●	Changes in tax laws and regulations could adversely affect our results of operations and cash flows from operations.

●	We are subject to risks related to litigation, including intellectual property claims, government investigations or inquiries, and regulatory matters or disputes.

Risks Related to This Offering and Ownership of Our Ordinary Shares

●	There has been no public market for our Ordinary Shares prior to this offering and an active trading market for our Ordinary Shares may not develop following the completion of this offering.

●	Our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	We may not be able to maintain a listing of our Ordinary Shares on Nasdaq.

●	We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Our Corporate History and Structure

We established Valens Pay Global Limited under the under the laws of the Cayman Islands on August 30, 2022. Our wholly owned subsidiary Valens Pay Limited was incorporated on December 10, 2020 in the Province of British Columbia under the Business Corporations Act (British Columbia). Valens Pay Limited does not have any subsidiaries.

On September 15, 2022, we completed a corporate restructuring pursuant to a share exchange agreement that we entered into with Valens Pay Limited and its shareholders. Pursuant to the share exchange agreement, we acquired all of the issued and outstanding common shares of Valens Pay Limited in exchange for which we issued 7,200,000 Ordinary Shares to the shareholders of Valens Pay Limited. As a result of this transaction, Valens Pay Limited became our wholly-owned subsidiary and the former shareholders of Valens Pay Limited became the owners of 100% of our outstanding Ordinary Shares as of September 15, 2022.

As a result of the reorganization, Valens Pay Global Limited, our Cayman Islands holding company, became a holding company of Valens Pay Limited, our principal operating subsidiary. Valens Pay Limited contributed to 100% of our consolidated revenue and accounted for 100% of our consolidated total assets and liabilities for the fiscal years ended December 31, 2021 and 2020 and the six months ended June 30, 2022. See also our consolidated financial statements and related notes beginning on page F-1 included in this prospectus.

Upon incorporation on August 30, 2022, Valens Pay issued 2,400,000 Ordinary Shares to TP Finans ApS, 2,400,000 Ordinary Shares to James Holmes and 2,400,000 Ordinary Shares to Ad Honorem Trust AG, respectively. As such, Valens Pay has 7,200,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Our business operations are located in Canada, the United Kingdom and Vietnam. Our registered and head office is located at 302-540 Lawrence Avenue, Kelowna, British Columbia, Canada, V1Y 6L7.

Implications of Being an Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which could occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under accounting principles generally accepted by the U.S., or GAAP;

●	sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

●	sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We also present our financial statements pursuant to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, instead of pursuant to U.S. GAAP. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we will be permitted, and intend to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Corporate Information

Our principal executive offices are located at 302-540 Lawrence Avenue, Kelowna V1Y 6L7, British Columbia, Canada.

Valens Pay’s registered office is currently located at the office of 69 Dr. Roy’s Drive, P.O. Box 2510, George Town

Grand Cayman KY1-1104, Cayman Islands, which may be changed from time to time at the discretion of directors.

Valens Pay’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

Our website can be found at https://valenspay.com/. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in the Ordinary Shares.

Impact of COVID-19

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, that was first identified in China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world.

This outbreak of COVID-19 has caused companies such as ours, as well as our business partners, to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2022 and beyond.

The Offering

Shares offered	Ordinary Shares (or Ordinary Shares if the underwriter exercises the over-allotment option in full).

Offering price	We currently estimate that the initial public offering price will be between $5 and $6 per share.

Ordinary Shares outstanding before this offering	7,200,000 Ordinary Shares. See “Description of Share Capital” for more information.

Ordinary Shares outstanding immediately after this offering(1)	Ordinary Shares (or Ordinary Shares if the underwriter exercises the over-allotment option in full).

Over-allotment option

We have granted to the underwriter a 45-day option to purchase up to an additional 15.0% of the Ordinary Shares sold in the offering (up to    additional shares) at the initial public offering price, less the underwriting discounts and commissions.

Use of proceeds

We expect to receive net proceeds of approximately $  million from this offering, assuming an initial public offering price of $5 per Ordinary Share, being the lower price point of the estimated initial public offering price range set forth on the cover page of this prospectus, and no exercise of the underwriter’s over-allotment option, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering for increase business development department and support department, upgrading to larger offices worldwide, marketing, payment for small private bank and E-money institution with developed payment rails, technology development, listing fees and expenses and general working capital. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors	Investing in the Ordinary Shares involves risks and purchasers of the Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the Ordinary Shares.

Representative’s warrants

We have agreed to issue to the representative of the underwriters warrants to purchase the number of Ordinary Shares equal to 7% of the aggregate number of shares sold in this offering. The representative’s warrants will be exercisable at any time and from time to time, in whole or in part, during the period commencing 180 days from the commencement date of sales in the offering and ending five years from the commencement date of sales in this offering.  The exercise price of the representative’s warrants will equal 100% of the public offering price per Ordinary Share sold in this offering (subject to adjustments). See “Underwriting” for more information.

Lock-up

We will not, without the prior written consent of the underwriter, from the date of execution of the underwriting agreement and continuing for a period of 12 months from the date on which the trading of our ordinary shares commences (the “Lock-Up Period”), (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, change the terms of (including to re-price) or grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. We will agree not to accelerate the vesting of any option or warrant or allow the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

Our officers, directors and holders of 5% or greater of our ordinary shares have agreed to be locked up for a period of twelve months from the date on which the trading of our ordinary shares commences. Holders of 1-4.99% of our ordinary have agreed to be locked up for a period of six months from the date on which the trading of our ordinary shares commences provided that if the aggregate of such holders shares were to equal or exceed 20% of our issued and outstanding shares on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for twelve months from the date of trading of our ordinary shares commences. Holders of less than 1% of our ordinary shares are not subject to any lock up provided that if the aggregate of such holders shares were to equal or exceed 5% of our issued and outstanding shares on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for six months from the date of trading of our ordinary shares commences. During the lock-up period, without the prior written consent of the underwriter, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

Dividends

We have never declared or paid cash dividends on our Ordinary Shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the near future.

Proposed trading market and symbol	We intend to apply to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “VAPA”.

(1)	The number of Ordinary Shares outstanding is based on 7,200,000 shares outstanding as of the date of this prospectus and excludes:

●	960,000 Ordinary Shares that are reserved for future issuance under our 2022 Equity Incentive Plan; and

●	up to Ordinary Shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Information

The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Our summary financial data as of December 31, 2021 and 2020, are derived from our audited financial statements included elsewhere in this prospectus. Our summary financial data as of June 30, 2022 and 2021, are derived from our unaudited financial statements included elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with IFRS. Our historical results for any period are not necessarily indicative of our future performance. The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Expressed in U.S. Dollars

	For the Period Ended		For the Year Ended
	June 30, 2022	June 30, 2021	December 31, 2021	December 31, 2020

Revenue
Service revenue	16,582	—	—	—
Transaction revenue	344	—	—	—
Transaction revenue – Related Party	1,002	—	—	—
	17,928	—	—	—

Cost of revenue	2,484	—	—	—
	15,444	—	—	—

Expenses
Professional fees	97,312	—	36,788	824
Wages and benefits	18,733	—	7,573	—
Computer expenses	152	—	415	—
Office and administration	132	—	—	2,548
Revaluation expenses	232	—	—	—
Foreign exchange (gain) loss	(6,065)	—	(810)	—
	110,496	—	43,966	3,372

Loss from operations	(95,052)	—	(43,966)	(3,372)
Other income (expense)
Interest expense	(2,004)	—	(338)	—

Loss before income taxes	(97,056)	—	(44,304)	(3,372)
Income tax expense	—	—	—	—
Net Loss for the period	(97,056)	—	(44,304)	(3,372)

	As of June 30,		As of December 31,
	2022	2021	2021	2020
	$	$	$	$
Balance Sheet Data
Cash	45,128	—	—	—
Current assets	499,895	—	—	—
Total assets	501,009	—	—	—
Current liabilities	640,851	44,790	44,790	824
Total liabilities	640,851	44,790	44,790	824
Shareholders’ deficit	(139,842)	(44,790)	(44,790)	(824)
Total liabilities and shareholders’ deficit	501,009	—	—	—

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditure;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

RISK FACTORS

The Ordinary Shares being offered under this prospectus are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of the Ordinary Shares, you should carefully consider the following factors relating to the Company’s business and prospects. You should pay particular attention to the fact that the Company conducts substantially all of its operations outside the U.S. and is governed by legal and regulatory environments that in some respects differ significantly from the environment that may prevail in the U.S. If any of the following risks actually occurs, the Company’s business, financial condition or operating results will suffer, the trading price of the Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

As a new entrant in the financial technology industry, we have limited operating history and face significant challenges, which may result in increased risks, uncertainties, and makes it difficult to evaluate our future prospects.

Founded on December 10, 2020, we have limited data and operating history to project our future growth trajectory. Competition in the financial services industry is substantial and ever evolving. We cannot assure that the products and services we offer will be competitive, or that our operation will not encounter failures, or that we will be in compliance with any regulatory standards we may be subject to. As an early-stage company, you should consider our business and prospects in light of the risks and significant challenges we face, including, among other things, our ability to:

●	offer white label platforms with low entry costs and fast implementation;

●	retain existing customers who transact in our system and expand such customer base;

●	acquire additional white label partners;

●	build a well-recognized, trusted and respected brand;

●	successfully market our products and services;

●	maintain a reliable, secure, high-performance and scalable technology infrastructure;

●	successfully adjust our products and services in a timely manner in response to changing macroeconomic conditions;

●	accurately price our services and products in order to stay competitive;

●	comply with and successfully adapt to complex and evolving regulatory environments;

●	successfully compete with companies that are currently in, or may in the future enter, our business market;

●	enter into new markets and introduce new products and services;

●	effectively secure and maintain the confidentiality of the information received, accessed, stored, provided and used across our systems;

●	successfully obtain and maintain corporate funding and liquidity to support continued growth and for general corporate purposes;

●	attract, integrate and retain qualified employees; and

●	improve and maintain our operational efficiency;

If we are not able to timely and effectively address these risks and difficulties as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations may be adversely affected.

Since incorporation, we have incurred net losses, and we plan to continue to invest substantially in our business. Thus, we may not be able to achieve or maintain profitability.

For the years ended December 31, 2021 and 2020, respectively, we incurred net losses of $44,304 and $3,372. As of June 30, 2022, we had an accumulated deficit of $144,732.

We plan to continue to make significant investments in our business and improve our services and products, including with respect to our white label platforms, white label partners base, our marketing efforts, the features and overall user experience of our platform, acquisitions, infrastructure, expansion of international operations, and general administration. We may not be able to increase our revenue enough to offset these significant expenditures. We may incur significant losses in the future for a number of reasons, including the other risks described in this section, and unforeseen expenses, difficulties, complications and delays, macroeconomic conditions and other unknown events. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from maintaining or improving profitability on a consistent basis. If we are unable to successfully address these risks and challenges, our business, financial condition and results of operations could be adversely affected.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and United States generally accepted accounting principles, or U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

Our growth rate may fluctuate from time to time, and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.

We expect to experience rapid growth in the near future, and our growth rate and revenue may fluctuate from time to time. A number of reasons could cause our growth rate and revenue to decline, including slowing demand for our platform offerings and services, increasing competition, a decrease in the growth of our industry, increasing regulatory costs and challenges and our failure to capitalize on growth opportunities. As a result of these factors, our financial performance may be adversely affected.

In addition, if we experience rapid growth, we may not be able to effectively manage such growth. Rapid growth may place significant demands on our management, processes and operational, technological and financial resources. Our ability to manage our growth effectively and to integrate new employees and technologies into our existing business will require us to continue to retain, attract, train, motivate and manage employees and expand our operational, technological and financial infrastructure. Continued growth could strain our ability to develop and improve our operational, technological, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Any of the foregoing factors could negatively affect our business, financial condition and results of operations.

We face intense competition in the financial technology industry and may not be able to complete effectively.

The financial technology market is known for vigorous competition, changing technology, evolving industry standards, changing customer needs, and frequent introductions of new products and services. We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. For example, some traditional companies have introduced products or services that are or may become competitive with our business. We compete against many companies to attract customers across our products and services, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources to the development, promotion, and sale of products and services, may achieve economies of scale due to the size of their customer bases, and may more effectively introduce their own innovative products and services that adversely impact our growth. Mergers and acquisitions by, and collaborations between, these companies may lead to even larger competitors with more resources. For example, some competitors may offer lower prices by cross-subsidizing certain services that we also provide through other products they offer. Such competition may result in the need for us to alter our pricing and could reduce our gross profit. Also, sellers may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to such pricing, reducing our gross profit. In such competitive landscape, we may not be able to effectively compete and loss our existing market share and may fail to expand to other markets.

The ever-evolving financial technology industry demands us to continue to provide new and innovative products and services. If we cannot keep up the demand, the popularity and usage of our platform may decrease and adversely affect our financial condition.

The financial service industry is subject to rapid and significant technological changes. We cannot predict the effect of technological changes on our business. We expect that new services and technologies applicable to our industry will continue to emerge, and these new services and technologies may be superior to, or render obsolete, the technologies we currently utilize in our products and services. Our future success will depend, in part, on our ability to develop new technologies and adapt to technological changes and evolving industry standards. These initiatives are inherently risky, and they may not be successful or may have an adverse effect on our business, financial condition and results of operations. Additionally, we may make future investments in, or enter into strategic partnerships to develop new technologies and services or to implement infrastructure to further our strategic objectives, strengthen our existing businesses and remain competitive. However, our ability to transition to new services and technologies that we develop may be inhibited by a lack of industry-wide standards, changes to the regulatory landscape, resistance by consumers to these changes, or by the intellectual property rights of third parties.

We often rely, not only on our own initiatives and innovations, but also on third parties, including some of our competitors, for the development of and access to new technologies and development of a robust market for these new products and technologies. In addition, because our products and services are designed to operate with a variety of systems, infrastructures, and devices, we need to continuously modify and enhance our products and services to keep pace with changes in technologies. Moreover, our success may depend on our ability to provide products and services that are tailored to specific needs and requirements of our customers. Any failure of our products and services to continue to operate effectively with third-party infrastructures and technologies could reduce the demand for our products and services, result in dissatisfaction of our customers, and materially and adversely affect our business.

It is important to build, enhance, and protect our brand in order to grow and sustain our customer base, and failure to do so would harm our business.

A trusted brand is essential to compete in the financial technology market. Thus, maintaining, promoting, and enhancing the Valens Pay brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and expanding our base of customers. Maintaining and promoting our brands will depend largely on our ability to continue to provide useful, reliable, secure, and innovative products and services, as well as our ability to maintain trust and be a technology leader. We may introduce, or make changes to, features, products, services, privacy practices, or terms of service that customers do not like, which may materially and adversely affect our brands. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms, such as Google, Twitter, or Facebook. Changes in the way these platforms operate or changes in their advertising prices, data use practices or other terms could make the maintenance and promotion of our products and services and our brands more expensive or more difficult. If we are unable to market and promote our brands on third-party platforms effectively, our ability to acquire new customers would be materially harmed. Our ability to acquire new customers could be materially harmed if we are unable to enter into or maintain these partnerships on terms that are commercially reasonable to us, or at all.

Harm to our brands can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality; inadequate protection or misuse of sensitive information; fraud committed by third parties using our products or applications; compliance failures and claims; litigation and other claims; and misconduct by our partners, service providers, or other counterparties. We may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company and our business that could damage our brands and deter customers from adopting our services or our products. Any negative publicity about the industries we operate in or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, and the experience of our customers with our products or services could adversely affect our reputation and the confidence in and use of our products and services. If we do not successfully maintain, protect or enhance our brands, our business could be materially and adversely affected.

We may face new challenges and risks as we expand globally.

We currently offer our services and products in multiple countries and plan to continue expanding our business further globally. Expansion, whether in our existing or new global markets, will require additional resources and controls, and offering our services and products in new geographic regions often requires substantial expenditures and takes considerable time. We may not be successful enough in these new geographies to recoup our investments in a timely manner or at all. Such expansion could also subject our business to substantial risks, including:

●	difficulty in attracting a sufficient number of white label partners and customers;

●	failure to anticipate competitive conditions and competition with service providers or other market-players that have greater experience in the local markets than we do;

●	failure to conform with applicable business customs, including translation into foreign languages, cultural context, and associated expenses;

●	increased costs and difficulty in protecting intellectual property and sensitive data;

●	changes to the way we do business as compared with our current operations or a lack of acceptance of our products and services;

●	the ability to support and integrate with local third-party service providers;

●	difficulties in staffing and managing foreign operations in an environment of diverse cultures, laws, and customs, challenges caused by distance, language, and cultural differences, and the increased travel, infrastructure, and legal and compliance costs associated with global operations;

●	difficulties in recruiting and retaining qualified employees and maintaining our company culture;

●	difficulty in gaining acceptance from industry self-regulatory bodies;

●	compliance with multiple, potentially conflicting and changing governmental laws and regulations, including with respect to payments, data privacy, data protection, and information security;

●	compliance with U.S. and foreign anti-corruption, anti-bribery, and anti-money laundering laws;

●	potential tariffs, sanctions, fines, or other trade restrictions;

●	exchange rate risk;

●	compliance with complex and potentially conflicting and changing laws of jurisdictions where we conduct business, including tax laws;

●	increased exposure to public health issues such as pandemics, and related industry and governmental actions to address these issues; and

●	regional economic and political instability and other geopolitical risks.

As a result of these risks, our efforts to expand our global operations may be unsuccessful, which could limit our ability to grow our business.

We are dependent on a few customers for a significant amount of our net revenues.

Historically, a significant amount of our revenue has been generated from a small number of customers. For example, our two largest customers represented approximately 95% of our total revenues for first half of 2022. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers. In addition, revenues from these larger customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other facts, some of which may be outside of our control.

If any of these customers experience decline in their own business, we could be pressured to reduce the prices and loss a significant share of our revenue, which could negatively affect our results of operations and/or trading price of our Ordinary Shares. If any of these largest customers terminates our services, such termination would negatively affect our revenues and results of operations and/or trading price of our Ordinary Shares. There is no assurance that we will be successful in our efforts to convince customers to accept our products. Our failure to sell our products could have a material adverse effect on our financial condition and results of operations.

Our business operations depend on a variety of services from third parties including electronic payment service providers, information technology service providers, and compliance providers. If any of our agreements with our service providers are terminated or if we experience any interruption or delay in the services provided by our third-party service providers, our business could suffer.

Our business operations depend on a variety of services from third parties including electronic payment service providers, information technology service providers, and compliance service providers. For instance, in providing certain of our services, such as the provision of certain accounts, we rely heavily on a small number of established electronic payment service license holders. The Company sources from providers in Lithuania, Singapore and United Kingdom all of the accounts for our clients, hence all were sourced from third party providers with whom we have contracts.

While we oversee these service providers to ensure they provide services in accordance with our agreements and regulatory requirements, we do not have control over the operations of any of the third-party service providers that we utilize. In the event that a third-party service provider for any reason fails to perform such functions, including negligence, willful misconduct or fraud, fire, natural disaster, power loss, telecommunication failures, software and hardware defects, terrorist attacks and similar events, our ability to process payments and perform other operational functions for which we currently rely on such third-party service providers will suffer and our business, cash flows and future prospects may be negatively impacted.

Any damage to, or failure of, third party computer network systems or data centers generally, or those of our vendors (including as a result of disruptions at our third-party data center hosting facilities and cloud providers), or an improper action by our employees, agents or third-party vendors, could result in interruptions in our services, causing customers and other partners to become dissatisfied with our products and services. Sustained or repeated system failures could reduce the attractiveness of our products and services, and thereby reducing operating revenue and harming our results of operations. Further, negative publicity arising from these types of disruptions could be damaging to our reputation and may adversely impact use of our products and services, including our platform, and adversely affect our ability to attract new customers and business partners.

If we are unable to continue to acquire new customers and white label platform partners and retain our current customers or sell additional functionality and services to them, our revenue growth will be adversely affected.

We must keep acquiring new customers and retain existing members and convince them to expand their use of our platform in order to increase our revenue. Our ability to retain our existing clients and increase their usage could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products or the other risks described in this prospectus. As a result, we may be unable to retain existing customers or increase the usage of our platform by them, which would have an adverse effect on our business, revenue, gross margins, and other operating results, and accordingly, on the trading price of our Ordinary Shares.

In addition, one of the key advantages of our business is the offering of white label platform. As of the date of this prospectus, we have only secured four white label platform partners. Although we are trying to gain more partners, we cannot assure we will be able to do so. Failure to gather the critical mass necessary for our white label platform business section would adversely affect our business, financial result, and operation.

Failure to offer high-quality and cost-effective customer support would harm our business.

Our customers rely on our customer support services to resolve issues and realize the full benefits provided by our platform. We primarily provide customer support over email, and we plan to launch customer support through online chat in the near future. If we do not help our clients quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our clients, our ability to retain customers, increase adoption by our existing customers and acquire new customers could suffer, and our reputation with existing or potential customers could be harmed.

We offer a number of free products and services, such as gift cards, to drive awareness, usage and adoption of all our products and services. If these marketing strategies are unsuccessful, our ability to grow our revenue will be adversely affected.

To encourage awareness, usage, familiarity and adoption of our platform, products and services, we offer a number of free products and services. These strategies may not be successful in generating profits in the end. To the extent that we are unable to generate revenue from new memberships or the use of our products and services, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

If the prices we charge for our products and services are unacceptable to our customers, our operating results will be harmed.

For our white platform partners, we generate revenue by charging onboarding fee, set-up fee of platform, monthly transaction fees, etc. As for our direct user clients, we gain profit through charging onboarding fees, monthly fees, and transaction fees. As the market for our platform matures, or as new or existing competitors introduce new products or services that compete with ours, we may experience pricing pressure and be unable to retain current customers and attract new customers at prices that are consistent with our pricing model and operating budget. Our pricing strategy for new products and services we introduce may prove to be unappealing to our customers, and our competitors could choose to bundle certain products and services competitive with ours. If this were to occur, it is possible that we would have to change our pricing strategies or reduce our prices, which could harm our revenue, gross profits, and operating results.

Our operating results may fluctuate in the future.

Our quarterly and annual results of operations may fluctuate in the future, which may adversely affect our stock price. Fluctuations in our quarterly or annual results of operations might result from a number of factors, many of which are outside of our control, including, but not limited to:

●	the timing and volume of subscriptions and use of our products and services;

●	the timing and success of new product or service introductions by us or our competitors;

●	fluctuations in customers retention rates;

●	changes in the mix of products and services that we provide to our customers;

●	the timing of commencement of new product development and initiatives, the timing of costs of existing product roll-outs and the length of time we must invest in those new products before they generate material operating revenues;

●	our ability to effectively sell our products through direct-to-consumer initiatives;

●	our ability to acquire additional white label partners;

●	changes in our or our competitors’ pricing policies or sales terms;

●	costs associated with significant changes in our risk policies and controls;

●	the amount and timing of costs related to fraud losses;

●	disruptions in the performance of our products and services, and the associated financial impact thereof;

●	the amount and timing of costs of any major litigation to which we are a party;

●	the amount and timing of costs related to the acquisition of complementary businesses;

●	the amount and timing of capital expenditures and operating costs related to the maintenance and expansion of our business,

●	changes in our executive leadership team;

●	our ability to control costs, including third-party service provider costs and sales and marketing expenses in an increasingly competitive market; and

●	changes in the political or regulatory environment affecting the banking or financial technology service industries.

To stay competitive, we may evaluate and potentially consummate acquisitions or investments in complementary business and technologies, which could require significant management attention, consume our financial resources, disrupt our business and adversely affect our results of operations, and we may fail to realize the anticipated benefits of these acquisitions or investments.

Our success will depend, in part, on our ability to grow our business. In some circumstances, we may determine to do so through the acquisition of or investments in complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In the future, we may acquire assets or businesses. The risks we face in connection with acquisitions include:

●	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

●	utilization of our financial resources for acquisitions or investments that may fail to realize the anticipated benefits;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	coordination of technology, product development and sales and marketing functions and integration of administrative systems;

●	retention of employees from the acquired company;

●	regulatory risks, including maintaining good standing with existing regulatory bodies or receiving any necessary approvals, as well as being subject to new regulators with oversight over an acquired business;

●	attracting financing;

●	cultural challenges associated with integrating employees from the acquired company into our organization;

●	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

●	potential write-offs of loans or intangibles or other assets acquired in such transactions that may have an adverse effect on our results of operations in a given period;

●	liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property or increase our risk for liability; and

●	litigation, claims or other liabilities in connection with the acquired company.

Our failure to address these risks or other problems encountered in connection with any future acquisitions and strategic investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition.

We may require additional capital to support the growth of our business, and this capital may not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financing and shareholder loans. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially adversely affected.

Our business, financial condition and results of operations have and may continue to be adversely affected by the COVID-19 pandemic or other similar epidemics or adverse public health developments, including government responses to such events.

The ongoing COVID-19 global pandemic continues to disrupt the global financial market, and we are closely monitor the impact of the pandemic on all aspects of its business, including how it has and may in the future impact our consumers, employees, suppliers, vendors, and business partners. The duration and magnitude of the continuing effects of COVID-19, including the new variants, such as the more deadly Delta variant and more transmittable Omicron variant, on the our consumers remain uncertain and dependent on various factors, including the continued severity and transmission rate of the virus, new variants of the virus, the nature of and duration for which preventative measures remain in place, the extent and effectiveness of containment and mitigation efforts, including vaccination programs, and the type of stimulus measures and other policy responses that various governments may further adopt. Additionally, concerns over the economic impact of the COVID-19 pandemic have caused volatility in financial and other capital markets, which may adversely affect our stock price and our ability to access capital markets in the future.

Our business may be adversely affected by economic conditions and other factors that we cannot control.

We are currently operating in a very volatile capital market created by many factors, such as high inflation, increase of interest rate, labor shortage, forecasted recession, etc. Uncertainty and negative trends in general economic conditions, including significant tightening of credit markets, historically have created a difficult operating environment for our industry. Many factors, including factors that are beyond our control, may impact our results of operations or financial condition and our overall success. These factors include geopolitical tensions between Russia and Ukraine, interest rates, unemployment levels, conditions in the housing market, immigration policies, gas prices, energy costs, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war, terrorism, catastrophes and pandemics.

Risks related to Operational failures and Cybersecurity

Fraudulent and other illegal activity involving our products and services could lead to reputational damage to us, reduce the use of our platform and services and may adversely affect our financial position and results of operations.

Criminals are using increasingly sophisticated methods to engage in illegal activities using deposit account products or customer information. Illegal activities involving products and services like ours often include malicious social engineering schemes. Illegal activities may also include fraudulent payment or refund schemes and identity theft. We rely upon third parties for transaction processing services, which subjects us and our customers to risks related to the vulnerabilities of those third parties. A single significant incident of fraud, or increases in the overall level of fraud, involving our products and services could in the future, result in reputational damage to us. Such damage could reduce the use and acceptance of our products and services, cause our banking and strategic partners to cease doing business with us, or lead to greater regulation that would increase our compliance costs. Fraudulent activity could also result in the imposition of regulatory sanctions, including significant monetary fines, which could adversely affect our business, results of operations and financial condition.

We transfer funds to our customers daily, which in the aggregate comprise substantial sums, and are subject to the risk of errors, which could result in financial losses, damage to our reputation, or loss of trust in our brand, which would harm our business and financial results.

We have grown rapidly and seek to continue to grow, and although we maintain a robust and multi-faceted risk management process, our business is always subject to the risk of financial losses as a result of operational errors, software defects, service disruption, employee misconduct, security breaches, or other similar actions or errors on our platform. Software errors in our platform and operational errors by our employees may also expose us to losses.

Moreover, our trustworthiness and reputation are fundamental to our business. The occurrence of any operational errors, software defects, service disruption, employee misconduct, security breaches, or other similar actions or errors on our platform could result in financial losses to our business and our customers, loss of trust, damage to our reputation, or termination of our agreements with strategic partners and accountants, each of which could result in:

●	loss of customers;

●	lost or delayed market acceptance and sales of our products and services;

●	legal claims against us;

●	regulatory enforcement action; or

●	diversion of our resources, including through increased service expenses or financial concessions, and increased insurance costs.

Currently, we are not carrying any errors and omissions insurance, although we are in negotiation to add such insurance in the near future. If we suffer significant losses or reputational harm as a result, our business, operating results, and financial condition could be adversely affected.

We obtain and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

We are currently not protected by cybersecurity insurance coverage. We, third-party vendors, and data centers that we use, obtain and process large amounts of sensitive data, including data related to our customers and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data. These risks will increase as our business continues to expand to include new products, subsidiaries, and technologies, and as we and our third-party vendors rely on an increasingly distributed workforce. Our operations involve the storage and transmission of sensitive information of individuals and businesses using our services, including their names, addresses, social security/tax ID numbers (or foreign equivalents), government IDs, payment card numbers and expiration dates, and bank account information. We are also designing and planning to offer mobile software application in the near future. Should our internal or third-party developers experience or cause a breach or a technological bug, that could lead to a compromise of the content of data, including personal data.

Our products and services operate in conjunction with, and we are dependent upon, third-party products and components across a broad ecosystem. There may be significant attacks on certain third-party providers, and we cannot guarantee that our or our third-party developers or vendors’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our products and services. If there is a security vulnerability, error, or other bug in one of these third-party products or components and if there is a security exploit targeting them, we could face increased costs, claims and liability, proceedings and litigation, reduced revenue, or harm to our reputation or competitive position. The natural sunsetting of third-party products and operating systems that we use requires our personnel to reallocate time and attention to migration and updates, during which period potential security vulnerabilities could be exploited.

More generally, if our privacy, data protection, or data security measures or those of third party developers or vendors are inadequate or are breached or otherwise compromised, and, as a result, there is improper disclosure of or someone obtains unauthorized access to or exfiltrates funds, investment or other assets, or other sensitive information on our systems or our partners’ systems, or if we, our third-party developers or vendors suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. If the sensitive information or assets are lost or improperly accessed, misused, disclosed, destroyed, or altered or threatened to be improperly accessed, misused, disclosed, destroyed, or altered, we could incur significant financial losses and costs and liability associated with remediation and the implementation of additional security measures and be subject to claims, litigation, regulatory scrutiny, and investigations.

If our own confidential business information were improperly disclosed, our business could be materially and adversely affected. A core aspect of our business is the reliability and security of our payments platforms. Any perceived or actual breach of security or other type of security incident, regardless of how it occurs or the extent or nature of the breach or incident, could have a significant impact on our reputation as a trusted brand, cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and incidents and to implement measures in an effort to prevent further breaches and incidents, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, and costs associated with remediation, such as fraud monitoring and forensics. Any actual or perceived security breach or incident at a company providing services to us or our customers could have similar effects. Further, any actual or perceived security breach or incident with respect to blockchain ledger, regardless of whether such breach directly affects our products and services, could have negative reputational effects and harm customer trust in us and our products and services.

Our products and services may not function as intended due to errors in our software, hardware, and systems, product defects, or due to security breaches or incidents or human error in administering these systems, which could materially and adversely affect our business.

Our software, hardware, systems, and processes may contain undetected errors or vulnerabilities that could have a material adverse effect on our business, particularly to the extent such errors or vulnerabilities are not detected and remedied quickly. We have from time to time found defects in our customer-facing software and hardware, internal systems, and technical integrations with third-party systems, and new errors or vulnerabilities may be introduced in the future. If there are such errors or defects in our software, hardware, or systems, we may face negative publicity, government investigations, and litigation. In addition, we provide frequent incremental releases of product and service updates and functional enhancements, which increase the possibility of errors. The products and services we provide are designed to process complex transactions and deliver reports and other information related to those transactions, all at high volumes and processing speeds. Any errors, data leaks, security breaches or incidents, disruptions in services, or other performance problems with our products or services caused by external or internal actors could hurt our reputation and damage our customers’ businesses. Software and system errors, or human error, could delay or inhibit settlement of payments, result in oversettlement, cause reporting errors, or prevent us from collecting transaction-based fees, or negatively impact our ability to serve our customers. Similarly, security breaches or incidents such as cyber-attacks or identity theft could disrupt the proper functioning of our software products or services, cause errors, allow loss or unavailability of, unauthorized access to, or disclosure of, proprietary, confidential or otherwise sensitive information of ours or our customers, and other destructive outcomes.

Additionally, electronic payment, hardware, and software products and services, including ours, have been, and could continue to be in the future, specifically targeted and penetrated or disrupted by hackers and other malicious actors. Because the techniques used to obtain unauthorized access to data, products, and services and to disable, degrade, or sabotage them change frequently and may be difficult to detect or remediate for long periods of time, we and our customers may be unable to anticipate these techniques or implement adequate preventative measures to stop them. If we are unable to anticipate or prevent these attacks, our reputation could be damaged, and we could incur significant liability.

Systems failures, interruptions, delays in service, catastrophic events, and resulting interruptions in the availability of our products or services could harm our business and our brand, and subject us to substantial liability.

Our systems and those of our third-party vendors, including data center facilities, may experience service interruptions, outages, cyber-attacks and security breaches and incidents, human error, earthquakes, hurricanes, floods, pandemics, fires, other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, and other malicious software, changes in social, political, or regulatory conditions or in laws and policies, or other changes or events. Our systems and facilities are also subject to break-ins, sabotage, and acts of vandalism. Some of our systems are not fully redundant, and our disaster-recovery planning is not sufficient for all eventualities. In addition, as a provider of payments solutions and other financial services, we are subject to increased scrutiny by regulators that may require specific business continuity and disaster recovery plans and more rigorous testing of such plans. This increased scrutiny may be costly and time-consuming and may divert our resources from other business priorities.

We have experienced and will likely continue to experience denial-of-service and other cyber-attacks, system failures, outages, security incidents, and other events or conditions that interrupt the availability, data integrity, or reduce the speed or functionality of our products and services. These events have resulted and likely will result in loss of revenue. In addition, they could result in significant expense to repair or replace damaged equipment and remedy resultant data loss or corruption. The risk of cybersecurity incidents is increasing as we experience an increase in electronic payments, e-commerce, and other online activity, and we cannot provide assurances that our preventative efforts will be successful. A prolonged interruption in the availability or reduction in the speed or other functionality of our products or services could materially harm our reputation and business. Frequent or persistent interruptions in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services, and could permanently harm our reputation and business. Moreover, to the extent that any system failure or similar event results in damages to customers or contractual counterparties, these customers and contractual counterparties could seek compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

A significant natural or man-made disaster could have a material and adverse impact on our business. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our offices or data centers could result in lengthy interruptions in our services or could result in related liabilities. We do not maintain insurance sufficient to compensate us for the potentially significant losses that could result from disruptions to our services. Significant natural or other disasters, including pandemics, could also have a material and adverse impact on our customers, which, in the aggregate, could in turn adversely affect our results of operations.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology and rights. We rely on a combination of patent, copyright, trademark, and trade secret laws in Canada and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand.

Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. In addition, aspects of our platform and services include software covered by open source licenses like the .NET framework, the library software known as EPPlus (community), Itext7, Nethereum.web3, BouncyCastle, ExcelDataReader, and Quazt. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

Our risk management efforts may not be effective, which could expose us to losses and liability and otherwise harm our business.

We offer payments and other products and services to a large number of customers. We have programs to vet and monitor these customers and the transactions we process for them as part of our risk management efforts, but such programs require continuous improvement and may not be effective in detecting and preventing fraud and illegitimate transactions. When our payments services are used to process illegitimate transactions, and we settle those funds to customers and are unable to recover them, we suffer losses and liability. Illegitimate transactions can also expose us to governmental and regulatory enforcement actions and potentially prevent us from satisfying our contractual obligations to our third-party partners, which may cause us to be in breach of our obligations. The highly automated nature of, and liquidity offered by, our payments and peer-to-peer services make us and our customers a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card, debit card, or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours or from our customers or third parties. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Our current business, changes due to COVID-19 and the related economic impact, and anticipated domestic and international growth will continue to place significant demands on our risk management and compliance efforts, and we will need to continue developing and improving our existing risk management infrastructure, techniques, and processes. In addition, when we introduce new services, expand existing services, including online payment acceptance, focus on new business areas, including the white label platform market, or begin to operate in markets where we have a limited history of fraud loss, we may be less able to forecast and carry appropriate reserves on our books for those losses. While we maintain a program of insurance coverage for various types of liabilities, we may self-insure against certain business risks and expenses where we believe we can adequately self-insure against the anticipated exposure and risk or where insurance is either not deemed cost-effective or unavailable.

We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate, and retain our employees could harm our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our executives and other key employees. To maintain and grow our business, we will need to identify, attract, hire, develop, motivate, and retain highly skilled employees. This requires significant time, expense, and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Competition for highly skilled personnel is intense. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. Additionally, our international expansion and our business in general may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes or projects involving personnel who are not citizens of the country where the work is to be performed. If we are not able to add and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected, and our business and growth prospects will be harmed.

Our business may also be adversely affected by the departure of members of our senior management team who have, over the years, developed long standing and favorable relationships with our business partners and clients. The loss of one or more of our senior management team members or other key employees could disrupt or harm our business, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees or that we would be able to timely replace members of our senior management or other key employees should any of them depart.

Negative publicity about us or our industry could adversely affect our business, results of operations, financial condition, and future prospects.

Negative publicity about us or our industry, including the transparency, fairness, customer experience, quality, and reliability of our platform or the fintech platforms in general, effectiveness of our risk models, our ability to effectively manage and resolve complaints, our privacy and security practices, litigation, regulatory activity, misconduct by our employees, funding sources, service providers, or others in our industry, the experience of consumers with our platform or services, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our reputation and cause disruptions to our platform. Any such reputational harm could further affect the behavior of consumers, including their willingness to obtain advances, deposit accounts, utilize our white label platform, and other products and services facilitated through our platform. As a result, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.

Risks Related to Regulatory Compliance

As an international company that has operations in many jurisdictions, we are subject to extensive regulation and oversight in a variety of areas, including registration and licensing requirements.

Our business currently operates in Canada, the United Kingdom, and Vietnam. As a result, we are subject to regulations from multiple jurisdictions. In the Canadian market, various regulatory and licensing authorities at the federal and provincial level enact rules and regulations that govern financial services providers. Such regulation operates to prohibit persons and entities from carrying on certain types of activities unless licensed or otherwise authorized to do so. For example, services which may be described as “banking” services may not be provided by entities other than banks under the Bank Act. Similarly, persons or entities may not provide investment accounts or investment services or advice unless licensed by provincial securities authorities. Although there continues to be some areas of uncertainty in certain instances, most crypto or digital assets, including tokens, are regarded as securities or derivatives and trading in such assets is subject to regulation by securities authorities.

We are also subject to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (“PCMLTFA”) and other regulations. These rules and regulations cover most aspects of our business relating to performing AML checks and conducting foreign exchange dealing, money transferring, dealing in virtual currencies and providing payment services.

Complying with applicable legal and regulatory requirements can be highly technical and subject to varying interpretations. We may, from time to time, become aware of instances where our products and services have not fully complied with requirements under applicable laws and regulations. When we become aware of such an instance, whether as a result of our compliance reviews, regulatory inquiry, consumer complaint or otherwise, we generally conduct a review of the activity in question and determine how to address it, such as modifying the product, providing refunds or taking other remedial actions.

Failure to comply with applicable laws, regulations, rules and guidance, or any finding that our past forms, practices, processes, procedures, controls or infrastructure were insufficient or not in compliance, could subject us to regulatory enforcement actions, result in the assessment against us of civil, monetary, criminal or other penalties (some of which could be significant in the case of knowing or reckless violations), result in the issuance of cease and desist orders (which can include orders for restitution, as well as other kinds of affirmative relief), require us to refund payments, interest or fees, result in a determination that certain financial products are not collectible, result in a suspension or revocation of licenses or authorization to transact business, result in a finding that we have engaged in unfair and deceptive acts or practices, limit our access to services provided by third-party financial institutions or cause damage to our reputation, brands and valued relationships. We may also incur additional, substantial expenses to bring those products and services into compliance with the laws of various jurisdictions or as a result choose to stop offering certain products and services in certain jurisdictions.

Our failure to comply with any regulations, rules, or guidance in the markets that we operate could have a material adverse effect on our business. In addition, changes to, or the discontinuation of, certain products and services necessary to maintain compliance with regulatory and legal requirements or to adequately manage compliance-related risks may result in corresponding changes to or limitations on the fees we can charge and other sources of revenue we currently rely upon. Such failures or changes to our products, services or business may have substantial adverse effects on our prospects, results of operations, financial condition and cash flows and could prohibit or directly or indirectly impair our ability to continue current operations.

Various regulatory agencies and governments continue to target the financial services industry by new laws or regulations in many jurisdictions, including Canada, that could restrict the products and services we offer, impose additional compliance costs on us, render our current operations unprofitable or even prohibit our current operations.

We are required to comply with frequently changing laws and regulations that regulate, among other things, the terms of the financial products and services we offer. In Canada, it is expected that there will be changes to Canadian licensing and regulation rules in the financial service industry. Recently, the Canadian government introduced the Retail Payments Activities Act (“RPAA”), which has been enacted but is not currently in force. The RPAA is intended to provide a regulatory framework for the retail payments system in Canada and will be overseen and administered by the Bank of Canada (“BoC”). When the RPAA comes into force, we may or may not fall under the regulatory reach of BoC – most likely in the area of payment services. In that event, it is expected that we will face additional regulatory obligations. These additional regulations may require us to apply to BoC for registration which could lead to increased regulatory burden on us. We must await further regulatory guidance to obtain clarity on the full scope and impact of the proposed changes to regulations and how the new requirements will fit in with other legislation that the Canadian government may introduce.

New laws or regulations may require us to incur significant expenses to ensure compliance. In Canada, regulators of consumer financial products and services are enforcing existing laws, regulations, and rules more aggressively, and raising supervisory expectations regarding the management of legal and regulatory compliance risks.

In addition, regulators are interpreting existing laws, regulations and rules in new and different ways as they attempt to apply them to novel products and business models such as ours. Changes in the laws, regulations and enforcement priorities applicable to our business, or changes in the way existing laws and regulations are interpreted and applied to us, could have a material impact on our business model, operations and financial position. In some cases, these measures could even directly prohibit some or all of our current business activities in certain jurisdictions or render them unprofitable and/or impractical to continue.

Further, the application of consumer protection statutes and related regulations in different jurisdictions to innovative products offered by financial technology companies such as us is often uncertain, evolving and unsettled. To the extent that our products are deemed to be subject to any such laws, we could be subject to additional compliance obligations, including licensing requirements, disclosure requirements and usury or fee limitations, among other things. Application of such requirements and restrictions to our products and services could require us to make significant changes to our business practices (which may increase our operating expenses and/or decrease revenue) and, in the event of retroactive application of such laws, subject us to litigation or enforcement actions that could result in the payment of damages, restitution, monetary penalties, injunctive restrictions, or other sanctions, any of which could have a material adverse effect on our business, financial position, and results of operations.

We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business. In addition, we expect to continue to launch new products and services in the coming years, which may subject us to additional legal and regulatory requirements under laws and regulations in different jurisdictions, such as additional legal requirement from the U.S. Securities and Exchange Commission, the U.S. Financial Industry Regulatory Authority, the U.K. Financial Conduct Authority, etc. To the extent the application of these laws or regulations to our new offerings is unclear or evolving, including changing interpretations and the implementation of new or varying regulatory requirements by various governments and regulators, this may significantly affect or change our proposed business model, increase our operating expenses and hinder or delay our anticipated launch timelines for new products and services.

Legislative or regulatory initiatives on cybersecurity and data privacy could adversely impact our business and financial results.

Cybersecurity and data privacy risks have received heightened legislative and regulatory attention. In Europe, the General Data Protection Regulation (“GDPR”) extends the scope of the E.U. data protection law to all companies processing data of E.U. residents, regardless of the company’s location, subject to certain limitations. The law requires companies to meet stringent requirements regarding the handling of personal data. E.U. data protection law continuously develops and requires significant changes to our policies and procedures. Our efforts to comply with E.U., U.K., Canadian, U.S., and other privacy and data protection laws around the world that apply to our businesses could involve substantial expenses, divert resources from other initiatives and projects and limit the services we are able to offer. There is also increased focus on data localization requirements around the world in countries such as the United Arab Emirates, China and India which could impact our business model with respect to our storage and transfer of personal data. Further, failure to comply with applicable laws in this area could also result in significant fines, penalties and reputational damage.

In addition, Canadian banking regulators including OSFI have adopted or proposed enhanced cyber risk management standards that may indirectly affect us and our financial institution clients. Such policies and standards address cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience and situational awareness. Legislation and regulations on cybersecurity, data privacy and data localization may compel us to enhance or modify our systems, invest in new systems or alter our business practices or our policies on data governance and privacy. If any of these outcomes were to occur, our operational costs could increase significantly.

Changes in tax laws and regulations could adversely affect our results of operations and cash flows from operations.

Our operations are subject to tax by federal, provincial, local, and international taxing jurisdictions. Changes in tax laws or their interpretations in our significant tax jurisdictions could materially increase the amount of taxes we owe, thereby negatively impacting our results of operations as well as our cash flows from operations. Additionally, future tax laws, regulations or guidance from the Canada Revenue Agency could cause us to adjust current estimates in future periods, which could impact our earnings and have an adverse effect on our results of operations and cash flow.

The Government of Canada, the Organization for Economic Co-operation and Development (the “OECD”) and other government agencies in jurisdictions in which we do business remain focused on the taxation of multinational corporations. The OECD, which represents a coalition of member countries, including Canada, is contemplating changes to numerous longstanding tax principles, including ensuring all companies pay a global minimum tax and expanding taxing rights of market countries. Because the timing of implementation and the specific measures adopted will vary among participating countries, significant uncertainty remains regarding the impact of these initiatives and their implementation could adversely affect our business or financial results.

Furthermore, our implementation of new practices and processes designed to comply with changing tax laws and regulations could require us to make substantial changes to our business practices, allocate additional resources, and increase our costs, which could negatively affect our business, results of operations and financial condition.

We are subject to risks related to litigation, including intellectual property claims, government investigations or inquiries, and regulatory matters or disputes.

We may be subject to claims, lawsuits (including class actions and individual lawsuits), government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings. We can expect that the number and significance of our legal disputes and inquiries will increase as we expand in scope and geographic reach, and as our products and services increase in complexity Moreover, legal disputes or government or regulatory inquiries or findings may cause follow-on litigation or regulatory scrutiny by additional parties.

Some of the laws and regulations affecting the internet, mobile commerce, payment processing and equity investing, streaming service, business financing, and employment were not written with businesses like ours in mind, and many of the laws and regulations, including those affecting us have been enacted relatively recently. As a result, there is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are or may be subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. The scope, outcome, and impact of claims, lawsuits, government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings to which we are subject cannot be predicted with certainty. Regardless of the outcome, such investigations and legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources, and other factors. Plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of litigation, including preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle legal disputes on terms that are unfavorable to us. We may also be accused of having, or be found to have, infringed or violated third-party copyrights, patents, trademarks, and other intellectual property rights. If any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. We may have to seek a license to continue practices found to be in violation of a third party’s rights, or we may have to change or cease certain practices. If we are required, or choose to enter into, royalty or licensing arrangements, such arrangements may not be available on reasonable terms or at all and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of technology, and doing so could require significant effort and expense or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations or to pay substantial amounts to the other party and could materially and adversely affect our business.

Risks Related to This Offering and Ownership of Our Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering and an active trading market for our Ordinary Shares may not develop following the completion of this offering.

Prior to this offering, there has been no public market for our Ordinary Shares. We intend to apply for the listing of our Ordinary Shares on Nasdaq under the symbol “VAPA.” Even if our Ordinary Shares are approved for listing on Nasdaq, a liquid public market for our Ordinary Shares may not develop following the completion of this offering. The initial public offering price for our Ordinary Shares has been determined by us based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the Ordinary Shares are traded after this offering may decline below the initial public offering price and the liquidity of the Ordinary Shares may decrease significantly, meaning that you may experience a significant decrease in the value of your Ordinary Shares regardless of our operating performance or prospects.

Our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The public offering price of our Ordinary Shares has been determined by us based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. After this offering, the market price for our Ordinary Shares is likely to be volatile and could fluctuate widely due to multiple factors, including the following:

●	actual or anticipated fluctuations in the operating results;

●	success or failure of our strategy;

●	the interim or annual earnings, or those of other companies in our industry;

●	our ability to obtain third-party financing as needed;

●	announcements by us or our competitors of significant acquisitions or dispositions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the operating and stock price performance of other comparable companies;

●	investor perception of us;

●	natural or environmental disasters that investors believe may affect us;

●	overall market fluctuations;

●	a large sale of our shares by a significant shareholder;

●	results from any material litigation or government investigation;

●	changes in laws and regulations affecting us or any of the principal products and services sold by us; and

●	general economic and political conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our Ordinary Shares.

We may not be able to maintain a listing of our Ordinary Shares on Nasdaq.

Assuming that our Ordinary Shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet Nasdaq’s continued listing requirements, our Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Ordinary Shares. The delisting of our Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

The trading market for our Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us. If an analyst downgrades our securities or publishes unfavorable research about our business, our share price would likely decline. If an analyst ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price or trading volume to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay more for your Ordinary Shares than the amount paid by our existing shareholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $   per share to new investors purchasing our shares in this offering, assuming a public offering price of $   per share. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon completion of this offering.

We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

We intend to use the net proceeds of this offering to support our general working capital for operations. Accordingly, our management team will have substantial discretion in applying the net proceeds to be received. However, based on unforeseen technical, commercial or regulatory issues, we could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will utilize the net proceeds in a manner that enhances our value. If we fail to spend the proceeds effectively, our business and financial condition could be harmed, and there may be the need to seek additional financing sooner than expected.

We have not historically declared or paid dividends on our Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

We have not historically declared or paid dividends on our Ordinary Shares. We currently intend to invest our future earnings, if any, to fund our growth, to develop our business, for working capital needs, to reduce debt and for general corporate purposes. Therefore, the success of an investment in shares of our Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that shares of our Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that the our Board of Directors may deem relevant.

We may issue additional equity or debt securities, which are senior to our Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of our Ordinary Shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. In addition, any additional preferred stock, if issued by us, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Ordinary Shares and diluting your interest in us.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the end of any second fiscal quarter before that time, we would cease to be an emerging growth company as of the following year end.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Ordinary Shares.

Our directors and officers currently own an aggregate of 66.67% of the total voting power of our outstanding Ordinary Shares, and will own % immediately after the completion of this offering ( %, if the underwriters exercise the over-allotment option in full).

Currently, our directors and officers collectively own an aggregate of 66.67% of the total voting power of our outstanding Ordinary Shares. our directors and officers will collectively own an aggregate of % of the total voting power of our outstanding Ordinary Shares immediately after the completion of this offering ( %, if the underwriters exercise the over-allotment option in full). These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company incorporated with limited liability and substantially all of our assets are located outside of the United States. In addition, our current officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Ordinary Shares may fall and the voting and other rights of the holders of our Ordinary Shares may be materially and adversely affected. In addition, our memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

Recently introduced economic substance legislation of the Cayman Islands may impact our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act, 2018 (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

We intend to follow our home country practice that (i) does not require us to seek shareholder approval for amending our share incentive plans; (ii) does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (iii) a nominating/corporate governance committee does not need to compose entirely of independent directors; and (iv) a compensation committee does not need to compose entirely of independent directors. Consequently, we are exempt from independent director requirements of Rule 5605 (d) and (e) of Nasdaq Capital Market listing standards, except for the requirements under subsection (b)(2) thereof pertaining to executive sessions of independent directors. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our Ordinary Shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor holds Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $  million, or approximately $  million if the underwriter exercises the over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $5 per share, which is the lower price point of the estimated initial public offering price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $  per share would increase (decrease) the net proceeds to us from this offering by $   million, assuming the number of Ordinary Shares offered hereby, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for the Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional working capital. We currently intend to use the net proceeds of this offering as follows;

●	Approximately 25% to expand the business setup, with specific goals of expanding the business development department, support department, and compliance department;

●	Approximately 5% to upgrade the premises, with specific goals of upgrading the existing offices and setting up new offices in London, Canada, Europe and Vietnam;

●	Approximately 20% for marketing of platform and products;

●	Approximately 20% for the acquisition of potential companies, although we do not currently have any definitive plans or commitments for any such acquisitions or investment;

●	Approximately 20% for technological development, which includes upgrading technology infrastructure and increasing technical staffing; and

●	Approximately 10% for listing fees and expenses.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to this Offering and the Market for the Ordinary Shares Generally—We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.”

DIVIDEND POLICY

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on the Ordinary Shares. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

Valens Pay is a holding company incorporated in the Cayman Islands and it relies principally on dividends from its subsidiaries for its cash requirements, including any payment of dividends to its shareholders.

Valens Pay’s board of directors has discretion as to whether to declare dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of its profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. In addition, its shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its board of directors. Even if the board of directors of Valens Pay decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

The laws and regulations of Canada on currency conversion control do not currently have any material impact on the transfer of cash from Valens Pay to Valens Pay Limited or from Valens Pay Limited to Valens Pay.

CAPITALIZATION

The following table sets forth our total capitalization as of June 30, 2022:

●	on an actual basis;

●	on a pro forma basis to give effect to the sale of Ordinary Shares for $1.00 per share for total net proceeds of $ after deducting the placement agent commission and non-accountable expense allowance pursuant to our Spring 2023 private placements; and

●	on a pro forma as adjusted basis to reflect pro forma adjustment as described above and the sale of 1,500,000 Ordinary Shares by us in this offering at the assumed initial public offering price of $5.00 per share, which is the low point of the estimated range of the initial public offering price shown on the cover page of this prospectus, resulting in net proceeds to us of $6,150,915 after deducting (i) underwriter commissions, discounts and non-accountable expenses of $600,000 and (ii) our estimated other offering expenses of $749,085 (assuming no exercise of the over-allotment option).

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our Ordinary Shares and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2022
	Actual	Pro Forma	Pro Forma As Adjusted
	$	$	$
Cash	45,128	945,128	7,096,043
Total long-term obligations	(186.084)	(186.084)	(186,084)
Shareholders’ deficit
Share capital
Ordinary Shares, par value $0.0001; 200,000,000 shares authorized and 7,200,000 shares issued and outstanding, actual; 200,000,000 shares authorized and share issued and outstanding, as adjusted	720	820	970
Preferred shares, par value $0.0001; 50,000,000 shares authorized and 0 share issued and outstanding, actual; 50,000,000 shares authorized and 0 share issued and outstanding, as adjusted	-	-	-
Subscription receivable	1,666,667	1,666,667	1,666,667
Contributed Surplus	-	899,900	7,050,665
Accumulated deficit	(144,732)	(144,732)	(144,732)
Total shareholder’s deficit	1,522,655	2,422,655	8,573,570
Total capitalization	1,336,571	2,236,571	8,387,486

If the underwriters exercise the over-allotment option in full, each of our as adjusted cash, share capital, total shareholders’ equity and total capitalization would be $    , $    , $    and $    , respectively.

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately $    million (or $    million if the underwriters exercise the over-allotment option in full), after deducting (i) estimated underwriter discounts, commissions, and expenses and (ii) offering expenses, in each case, payable by us.

The table above excludes the following shares:

●	960,000 Ordinary Shares that are reserved for future issuance under our 2022 Equity Incentive Plan; and

●	up to Ordinary Shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

DILUTION

If you invest in the Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the assumed initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for the presently outstanding Ordinary Shares.

Our net tangible book value was negative in the amount of $140.956, or $0.02 per Ordinary Share, as of June 30, 2022. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting deferred tax assets from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Ordinary Share after giving effect to the proceeds we will receive from this offering, at an assumed initial public offering price of $5 per Ordinary Share, which is the lower price point of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

After giving effect to the sale of $ of Ordinary Shares in this offering at an assumed initial public offering price of $   per Ordinary Share, the lower price point of the estimated initial public offering price range, assuming no exercise of over-allotment option and after deducting underwriting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our net tangible book value subsequent to June 30, 2022, our pro forma as adjusted net tangible book value would have been $  per Ordinary Share. This represents an immediate increase in net tangible book value of $   per Ordinary Share to the existing shareholders and immediate dilution of $  per Ordinary Share to new investors purchasing Ordinary Shares in this offering. The following table illustrates this per Ordinary Share dilution to the new investors purchasing Ordinary Shares in this offering:

Assumed initial public offering price per Ordinary Share		$5.00
Historical net tangible book value per Ordinary Share as of June 30, 2022		0.02
Pro forma net tangible book value per Ordinary Share as of June 30, 2022
Pro forma as adjusted net tangible book value per Ordinary Share as of June 30, 2022
Increase in net tangible book value per Ordinary Share attributable to new investors
Dilution per share to new investors purchasing Ordinary Shares in this offering	$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share, as adjusted to give effect to this offering, would be $      per share, and the dilution in pro forma net tangible book value per share to new investors purchasing Ordinary Shares in this offering would be $      per share.

A $1.00 increase (decrease) in the assumed public offering price of $     per Ordinary Share would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $     million, the net tangible book value per Ordinary Share after giving effect to this offering by $      per Ordinary Share and the dilution in net tangible book value per Ordinary Share to new investors in this offering by $     per Ordinary Share, assuming no change to the number of Ordinary Shares offered hereby as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the Ordinary Shares and other terms of this offering determined at pricing.

The following tables summarize the differences between the existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per Ordinary Share paid at an assumed initial public offering price of $     per Ordinary Share, and before deducting estimated underwriting discounts and commissions and estimated offering expenses (assuming no exercise of over-allotment option).

	Share Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Existing shareholders	7,200,000		$		$
New investors			$		$
Total			$		$

The outstanding share information in the table above is based on 7,200,000 Ordinary Shares outstanding as of the date of this prospectus and excludes:

●	960,000 Ordinary Shares that are reserved for future issuance under our 2022 Equity Incentive Plan; and

●	up to Ordinary Shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

To the extent that any outstanding options or warrants are exercised, new options, restricted shares or other securities are issued under our share-based compensation plans, or new shares of preferred shares are issued, or we issue additional Ordinary Shares in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those which we discuss under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

The audited consolidated financial statements for the years ended December 31, 2021 and 2020 are prepared pursuant to IFRS. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands on August 30, 2022. As a holding company with no material operations of its own, Valens Pay conducts its operations primarily through its wholly owned subsidiary, Valens Pay Limited, a corporation incorporated on October 12, 2020 in the Province of British Columbia under the Business Corporations Act (British Columbia). See “Our Corporate History and Structure” beginning on page 54 for more information of our operating structure.

We are an international fintech company devoted to offering individuals and businesses a variety of convenient and high-quality financial services. We have designed a white label financial technology (fintech) platform that combines the finest of traditional financial services with cutting-edge digital banking products to deliver an exceptional experience. Our Valens Pay platform can support a suite of financial services for both individuals and businesses, including Single Europe Payments Area (SEPA) and international multi-currency accounts, commodity investment, and card solutions.

We provide services for both direct users and white label partners that includes a white label platform and managed service offering for white label partners. The direct users are customers who have onboarded directly via Valens Pay. White label partners use our fintech platform or application programming interfaces (API) to offer users selected products and services. With excellent knowledge of regulations, customer needs, and the latest financial services, we have selected partners to achieve state-of-the-art products and services.

Our services are offered on an international level with offices strategically located in Canada, the United Kingdom and Vietnam. Our business model is divided into two segments: direct users and white label partners. The direct users are users who have onboarded directly via Valens Pay. We offer a white label fintech platform that can be easily modified or designed to represent our customers’ brand guidelines and be launched within six weeks. White label partners use our fintech platform or API to offer users selected products and services. Different from other fintech platforms, our white label platform provides low entry costs and fast implementation for our partners. One of the largest benefits of offering white-labelled financial services by the institutions/companies directly is that clients often have a connection and trust with them. With easy and well-functioning systems, it’s normally an easier decision to join the banking platform than if it were a non-related banking system. We also offer financial products and services for our direct users, including individual international bank account number (IBAN), SEPA transfers, international transfers, multi currencies, dedicated accounts, debit card and commodities.

We are registered as a Money Service Business with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC). Our Valens Pay platform went live in the beginning of 2022. As of the date of this prospectus, we have three white label partners with active users. We have an agreement with another white label partner signed in August 2022, who is in direct contact with more than 50 million users. These users will over time be offered payment solutions. Additionally, we have an agreement to supply services to about 9.2 million consumers, with the expectation that they will start becoming direct users in the first quarter of 2023. We offer a comprehensive financial services platform via white labelling to larger institutions and companies. We help manage the end-to-end process of setting up, including licensing, compliance, consulting, systems and IT and operational setup. We have entered into agreements with Global Know Your Customer (KYC), Know Your business (KYB) and Anti Money Laundering (AML) verification companies, banking providers and white label partners to (1) achieve automated onboarding of all users (individuals and businesses) including Politically Exposed Person (PEP), sanction and liveness checks as well as the continuing supervision of their status; (2) provide accounts, payments and cards; and (3) to service our users as best as possible with banking rails.

We pride ourselves on providing established enterprises and start-ups with a cost effective, ready-to-go white label solution that can be easily modified to represent our users’ brand guidelines and be launched within six weeks. We anticipate that we will have a substantial opportunity to grow users in our fintech platform in the coming 12-36 months, and by the end of that period to become a market leader offering white label fintech platforms.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which could occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Recent Developments

Founder Share Issuances and Share Exchange

On September 14, 2022, we issued 7,200,000 Ordinary Shares in connection with the incorporation of Valens Pay Global Limited and execution of a Share Exchange Agreement between Valens Pay Global Limited and Valens Pay Limited, at an issue price of $0.0001 per share, for a total consideration of $720. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Ordinary Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our Ordinary Shares.

Shareholder	Ordinary Shares	Aggregate Purchase Price to be Paid
TP Finans ApS (1)	2,400,000	$240
James Holmes (2)	2,400,000	$240
Ad Honorem Trust AG (3)	2,400,000	$1,666,907

(1)	TP Finans ApS is a Danish Corporation. TP Finans ApS’s Director is Torben Pedersen, our Executive Chairman and Director. Torben Pedersen is deemed to beneficially own the Ordinary Shares owned by TP Finans ApS and has sole voting and dispositive powers over its shares. The address for TP Finans ApS is Noerregaards Alle 43, 8362 Hoerning, Denmark.

(2)	James Holmes is the Chairman of our board of directors.

(3)	Ad Honorem Trust AG is a Swiss Corporation. Ad Honorem Trust AG’s Director and Owner is Amirali Tejani, our 33.33% shareholder. Amirali Tejani is deemed to beneficially own the Ordinary Shares owned by Ad Honorem Trust AG and has sole voting and dispositive powers over its shares. The address for Ad Honorem Trust AG is Rigistrasse 2, 6300 Zug, Switzerland.

Valens Pay Limited Financing

We have since the end of 30th June 2022 received US$ 1.67 million in cash for the purpose of working capital to further speed up the development process. This has allowed us to initiate the process of expanding with new employees within Operational and Sales during November 2022.

Collaboration with UAB Pyrros Group

We have as well initiated the integration with the payment provider UAB Pyrros Group in regards to both payments, accounts and Master Cards, which is a strategic important for further growth and to decrease dependency on other payment providers. We expect to have both payments, accounts and Master Card fully integrated primo 2023.

APP Development

The development of the App for Google Play and App Store has been initiated during December 2022 and it is expected to go live end of Q1 2023.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	demand for our services and the economic and political conditions in global markets;

●	number of users and transaction volumes;

●	market conditions and our market position; and

●	costs associated with broadening our financial products and service offerings and diversify our customer base; and

●	platform developments has been focused instead of expanding in order to ensure strength and security of platform.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Canada

Our subsidiary incorporated in the Province of British Columbia, Canada is subject to both Federal and Provincial Corporate Tax.

The Federal Corporate Tax has a basic rate of 38% of the taxable income with a general tax reduction making the net Federal Corporate tax rate 15%.

Additionally, British Colombia has a Provincial Corporate Tax rate. As the company is foreign-owned and therefore is not a Canadian-controlled private corporation eligible for the small business deduction depending on size of the business, provincial corporate tax rate is 12%. This means, that the Total Corporate Tax rate is 27%.

No Canada profit tax has been levied as we did not have assessable profit that was earned in or derived from our Canadian subsidiary during the periods presented. Canada does not impose a withholding tax on dividends.

Our Reportable Segments

As of June 30, 2022, our operations are organized into one reportable segment.:

Results of Operations

Comparison of Six Months Ended June 30, 2022 and 2021.

Expressed in U.S. Dollars

	For the Period Ended		Increase from Period before
	June 30, 2022	June 30, 2021	$	%
Revenue
Service revenue	16,582	-	16,582	N/A
Transaction revenue	344	-	344	N/A
Transaction revenue - Related party	1,002	-	1,002	N/A
	17,928	-	17,928	N/A

Cost of Revenue	2,484	-	2,484	N/A
	15,444	-	15,444	N/A

Expenses
Professional fees	97,312	-	97,312	N/A
Wages and benefits	18,733	-	18,733	N/A
Computer expenses	152	-	152	N/A
Office and administration	132	-	132	N/A
Revaluation expenses	232	-	232	N/A
Foreign exchange (gain) loss	(6,065)	-	(6,065)	N/A
	110,496	-	110,496	N/A

Loss from operations	(95,052)	-	(95,052)	N/A
Other income (expense)
Interest expense	(2,004)	-	(2,004)	N/A

Loss before income taxes	(97,056)	-	(97,056)	N/A
Income tax expense	-	-	-	N/A

Net Loss for the period	(97,056)	-	(97,056)	N/A

Basic and diluted earnings per share	(0.01)	-	(0.01)	N/A
Weighted average number of common shares outstanding	7,200,000	4,800,000	-	-

Revenue. We have generated revenues in the first 6 month of 2022 in the amount of US$ 17,928. US$ 16,584 was from Service Revenue consisting of Collected Fees from white label partners using the fintech platform and US$ 1,346 in Transaction Revenue of which Related Party Transaction Revenue account for US$ 1,002. We have no revenue in first half of 2021, due to the Company at that time was developing the fintech platform, hence the increase is equal to the actual revenues of US$ 17,928.

Cost of revenue. Our cost of revenue in the first 6 months of 2022 was US$ 2,484 and it includes third party cloud services. We had none of these costs in first half of 2021, hence the increase is equal to the actual expenses of US$ 2,484.

Professional Fees Our professional fees in the first 6 months of 2022 was US$ 97,312 and it consist primarily of payments for our platform developments. We had none of these costs in first half of 2021, hence the increase is equal to the actual expenses of US$ 97,312.

Wages and benefits Our wages and benefits in the first 6 months of 2022 was US$ 18,733 and it consist primarily of wages to our compliance employees. We had none of these costs in first half of 2021, hence the increase is equal to the actual expenses of US$ 18,733.

Computer Expenses Our computer expenses in the first 6 months of 2022 was US$ 152 and it consist primarily of digital certificates. We had none of these costs in first half of 2021, hence the increase is equal to the actual expenses of US$ 2,636.

Office and administration Our Office and administration in the first 6 months of 2022 was US$ 132 and it consist primarily of administration fees. We had none of these costs in first half of 2021, hence the increase is equal to the actual expenses of US$ 132.

Revaluation expenses Our revaluation expenses in the first 6 months of 2022 was US$ 232 and it consist primarily of smaller revaluation of assets. We had none of these costs in first half of 2021, hence the increase is equal to the actual expenses of US $232.

Foreign exchange (gain) loss Our Foreign exchange (gain) loss in the first 6 months of 2022 was gain of US$ 6,065 and it consist primarily of unrealized gains on foreign exchanges. We had none of these costs in first half of 2021, hence the increase is equal to the actual gain of US$ 6,065.

Loss from operations. As a result of the foregoing, we recorded a loss from operations of US$ 95,052 for the six months ended June 30, 2022. We had no operations in first half of 2021, hence the decrease is equal to the actual loss of US$ 95,052.

Interests expenses Our Interest expenses in the first 6 months of 2022 was US$ 2,004 and it consist primarily of interest expense on related party advances to adjust its fair value. We had none of these costs in first half of 2021, hence the increase is equal to the actual expense of US$ 2,004.

Loss before taxes. As a result of the foregoing, we recorded a loss before taxes of $97,056 for the six months ended June 30, 2022. We had no operations in first half of 2021, hence the increase is equal to the actual loss of US$ 97,056.

Income tax expenses Our Income tax expenses in the first 6 months of 2022 was US$ 0 as we recorded a loss before taxes. We had no operations in first half of 2021, hence the Income tax expenses first half of 2021 was 0.

Net loss attributable to company shareholders. As a result of the cumulative effect of the factors described above, our net loss attributable to our shareholders was $97,056 for the six months ended June 30, 2022.

Comparison of Years Ended December 31, 2021 and 2020

Expressed in U.S. Dollars

	For the Period Ended		Increase from year before
	December 31, 2021	December 31, 2020	$	%

Expenses
Professional fees	36,788	824	35,694	4,365%
Wages and benefits	7,573	-	7,573	N/A
Computer expenses	415	-	415	N/A
Office and administration	-	2,548	2,548	(100%)
Foreign exchange (gain) loss	(810)	-	810	N/A
	43,966	3,372	40,594	1,204%

Loss from operations	(43,966)	(3,372)	40,594	1,204%
Other income (expense)
Interest expense	(338)	-	338	N/A

Loss before income taxes	(44,304)	(3,372)	40,932	1,214%
Income tax expense	-	-		N/A
Net loss for the year	(44,304)	$(3,372)	40,932	1,214%

Basic and diluted income (loss) for the period	(0.01)	$(0,00)	0.01	N/A
Weighted average number of common shares outstanding	7,200,000	7,200,000	-	N/A

Revenue. We have not generated any revenues in 2021 or 2020. The first revenue is generated in first half of 2022.

Professional Fees Our professional fees was US$ 36,788 in 2021 and it consist primarily of payments for our platform developments. This is an increase of 4,365% compared to US$ 824 in 2020.

Wages and benefits Our wages and benefits was US$ 7,573 in 2021 and it consist primarily of wages to our compliance employees. We had none of these costs in 2020, hence the increase is equal to the actual expenses of US$ 7,573.

Computer Expenses Our computer expenses was US$ 415 in 2021 and it consist primarily of fees for cloud servers. We had none of these costs in 2020, hence the increase is equal to the actual expenses of US$ 415.

Office and administration Our Office and administration was US$ 0 in 2021 and it consist primarily of administration fees. We had none of these costs in 2021, hence the decrease is equal to the actual expenses in 2020 of US$ 2,548.

Foreign exchange (gain) loss Our Foreign exchange gain was US$ 810 in 2021 and it consist primarily of unrealized gains on foreign exchanges. We had none of these (gain) loss in 2020, hence the increase is equal to the actual gain of US$ 810.

Loss from operation. As a result of the foregoing, we recorded loss from operations of US$ 43,966 for 2021. In 2020 the loss from operations was US$ 3,372, hence the loss from operations has increased by 1,204%.

Interests expenses Our Interest expenses in 2021 was US$ 338 and it consist primarily of expenses on third party operational loans. We had none of these costs in 2020, hence the increase is equal to the actual expense of US$ 338.

Loss before taxes. As a result of the foregoing, we recorded a loss before taxes of US$ 44,304 for 2021. In 2020 the loss before taxes was US$ 3,372, hence the loss before taxes has increased by 1,214%.

Income tax expenses Our Income tax expenses in 2021 was US$ 0 as we recorded a loss before taxes. In 2020 it was US$ 0, as we also recorded a loss before taxes.

Net loss attributable to company shareholders. As a result of the cumulative effect of the factors described above, our net loss attributable to our shareholders increased by US$ 44,304 for the year ended December 31, 2021. We had net loss attributable to our shareholders in 2020 of US$ 3,372, hence the Net loss attributable to company shareholders increased by 1,214%.

Liquidity and Capital Resources

As of June 30, 2022, we had cash and cash equivalents of $45,128. To date, we have financed our operations primarily through funding by the shareholders and the shareholders affiliated businesses. We have per November 2022 raised working capital of US$ 1.67 million, and we will raise further from our net proceeds of the initial public offering and cash generated through operations.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table sets forth a summary of our cash flows for the periods presented;

	Six Months Ended		Years Ended
	June 30,	June 30,	December 31,	December 31,
	2022	2021	2021	2020

CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net loss for the period	(97,056)	-	(44,304)	(3,372)
Items not involving cash
Foreign exchange (gain) loss	(6,065)	-	(810)	-
Changes in non-cash working capital items
Customer custodial funds-restricted	(454,767)	-	-	-
Intangible assets	(1,114)	-	-	-
Accounts payable and accrued liabilities	5,157	-	12,415	-
Customer funds due to customer	454,767	-	-	-
Due to related parties	144,206	-	32,699	824
Net cash (used in) from operating activities	45,128	-	-	(2,548)

Change in cash for the period	45,128	-	-	-
Cash, beginning of period	-	-	-	-

Cash, end of period	45,128	-	-	-

Operating Activities

Net cash provided by operating activities was US$ 45,128 for the six months ended June 30, 2022. For the six months ended June 30, 2022, the Net loss of US$ 97,056, Foreign exchange gain of US$ 6,065, Customer custodial funds-restricted of US$ 454,767, Intangible assets of US$ 1,114, Accounts payable and accrued liabilities of US$ 5,157, Customer funds due to customers of US$ 454,767 and Due to related parties of $144,206 were the drivers of the cash provided by operating activities.

There were no cash flow activities in the company for the first half year 2021.

Holding Company Structure

Valens Pay is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing subsidiary or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Loan from Related Parties

During the period ended June 30, 2022, the amount due to related parties amounted to US$ 168,512 (December 31, 2021 - $32,375). These amounts were advanced for working capital, interest free and is due on demand. The Company accrued interest expense of $2,004 for the six months period ended June 30, 2022, at an interest rate of 4% per annum for level 2 fair value adjustment and is recorded as equity.

Research and Development, Intellectual Property

We have developed our own platform and has full Intellectual Property rights hereof.

The platform is built and developed on open source licenses like the .NET framework, the library software known as EPPlus (community), Itext7, Nethereum.web3, BouncyCastle, ExcelDataReader, and Quazt. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

The platform is operated in Cloud Environment via Amazon Web Services. The platform takes advantage of the services provided by Amazon Web Services, but it can also operate on other Cloud Environments, hence making it independent on the services from Amazon Web Services.

We plan to continue the development of the platform in the same way ongoingly.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our company is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The functional currency is USD. The currencies giving rise to this risk are primarily EUR and GBP.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

We do not believe the impact of inflation on our Company is material despite the current abnormal inflation due to the increase in energy prices. Our operations are in Canada and Canada’s inflation rates have been relatively stable in the last three years: 3.4% for 2021, 0.7% for 2020, and 1.9% for 2019.

Critical Accounting Policies

IFRS 15 Revenue from Contracts with Customers supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services or goods to a customer. IFRS 15 requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with our customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment: and hedge accounting.

Non-IFRS Financial Data

The company does not use any Non-IFRS financial data in the assessment of the operation.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position, results of operations, or cash flows upon adoption.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which requires lessees to recognize the following for all leases (with the exception of short term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right of use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. In July 2018, the FASB issued ASU 2018-11 to amend certain aspects of Topic 842. These amendments provide entities with an additional (and optional) transition method to adopt Topic 842. Under this transition method, an entity initially applies the transition requirements in Topic 842 at that Topic’s effective date with the effects of initially applying Topic 842 recognized as a cumulative effect adjustment to the opening balance of retained earnings (or other components of equity or net assets, as appropriate) in the period of adoption. On October 16, 2019, the FASB changed the effective date of this standard applicable to the Company as an emerging growth company to January 1, 2022. Accordingly, the Company has adopted Topic 842 since incorporation in 2020. Modified retroactive transition approach will be required for operating leases existing at or entered into after the beginning of the earliest comparative period presented.

In June 2016, FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in ASU 2016-13 affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in ASU 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. On October 16, 2019, the FASB has changed the effective date of this standard applicable to the Company as an emerging growth company to January 1, 2023. The Company is currently evaluating the potential impact of this standard on its financial position, results of operations, and cash flows.

CORPORATE HISTORY AND STRUCTURE

We established Valens Pay Global Limited under the under the laws of the Cayman Islands on August 30, 2022. Our wholly owned subsidiary Valens Pay Limited was incorporated on October 12, 2020 in the Province of British Columbia under the Business Corporations Act (British Columbia). Valens Pay Limited does not have any subsidiaries.

On September 15, 2022, we completed a corporate restructuring pursuant to a share exchange agreement that we entered into with Valens Pay Limited and its shareholders. Pursuant to the share exchange agreement, we acquired all of the issued and outstanding common shares of Valens Pay Limited in exchange for which we issued 7,200,000 Ordinary Shares to the shareholders of Valens Pay Limited. As a result of this transaction, Valens Pay Limited became our wholly-owned subsidiary and the former shareholders of Valens Pay Limited became the owners of 100% of our outstanding Ordinary Shares as of September 15, 2022.

As a result of the reorganization, Valens Pay Global Limited, our Cayman Islands holding company, became a holding company of Valens Pay Limited, our principal operating subsidiary. Valens Pay Limited contributed to 100% of our consolidated revenue and accounted for 100% of our consolidated total assets and liabilities for the fiscal years ended December 31, 2021 and 2020 and the six months ended June 30, 2022. See also our consolidated financial statements and related notes beginning on page F-1 included in this prospectus.

Upon incorporation on August 30, 2022, Valens Pay issued 2,400,000 Ordinary Shares to TP Finans ApS, 2,400,000 Ordinary Shares to James Holmes and 2,400,000 Ordinary Shares to Ad Honorem Trust AG, respectively. As such, Valens Pay has 7,200,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Our business operations are located in Canada, the United Kingdom and Vietnam. Our registered and head office is located at 302-540 Lawrence Avenue, Kelowna, British Columbia, Canada, V1Y 6L7.

BUSINESS

Overview

We are an international fintech company devoted to offering individuals and businesses a variety of convenient and high-quality financial services. We have designed a white label financial technology (fintech) platform that combines the finest of traditional financial services with cutting-edge digital banking products to deliver an exceptional experience. Our Valens Pay platform can support a suite of financial services for both individuals and businesses, including Single Europe Payments Area (SEPA) and international multi-currency accounts, commodity investment and card solutions.

We provide services for both direct users and white label partners that includes a white label platform and managed service offering for white label partners. The direct users are customers who have onboarded directly via Valens Pay. White label partners use our fintech platform or application programming interfaces (API) to offer users selected products and services. With excellent knowledge of regulations, customer needs, and the latest financial services, we have selected partners to achieve state-of-the-art products and services.

Our services are offered on an international level with offices strategically located in Canada, United Kingdom and Vietnam. Our business model is divided into two segments: direct users and white label partners. The direct users are users who have onboarded directly via Valens Pay. We offer a white label fintech platform that can be easily modified or designed to represent our customers’ brand guidelines and be launched within six weeks. White label partners use our fintech platform or API to offer users selected products and services. Different from other fintech platforms, our white label platform provides low entry costs and fast implementation for our partners. One of the largest benefits of offering white-labelled financial services by the institutions/companies directly is that clients often have a connection and trust with them. With easy and well-functioning systems, it’s normally an easier decision to join the fintech platform than if it were a non-related banking system. We also offer financial products and services for our direct users, including individual international bank account number (IBAN), SEPA transfers, international transfers, multi currencies, dedicated accounts, debit card and commodities.

We are registered as a Money Service Business with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC). Our Valens Pay platform went live in the beginning of 2022. As of the date of this prospectus, we have three white label partners with active users. We have an agreement with another white label partner signed in August 2022, who is in direct contact with more than 50 million users. These users will over time be offered payment solutions. Additionally, we have an agreement to supply services to about 9.2 million consumers, with the expectation that they will start becoming direct users in the first quarter of 2023. We offer a comprehensive financial services platform via white labelling to larger institutions and companies. We help manage the end-to-end process of setting up, including licensing, compliance, consulting, systems and IT and operational setup. We have entered into agreements with Global Know Your Customer (KYC), Know Your Business (KYB) and Anti Money Laundering (AML) verification companies, banking providers and white label partners to (1) achieve automated onboarding of all users (individuals and businesses) including Politically Exposed Person (PEP), sanction and liveness checks as well as the continuing supervision of their status; (2) provide accounts, payments and cards; and (3) to service our users as best as possible with banking rails.

We pride ourselves on providing established enterprises and start-ups with a cost effective, ready-to-go white label solution that can be easily modified to represent our users’ brand guidelines and be launched within six weeks. We anticipate that we will have a substantial opportunity to grow users in our fintech platform in the coming 12-36 months, and by the end of that period to become a market leader offering white label fintech platforms.

Corporate Information and Structure

Our corporate name is Valens Pay Global Limited. We are an exempted company incorporated with limited liability under the laws of the Cayman Islands on August 30, 2022.  As a holding company with no material operations of its own, Valens Pay Global Limited conducts its operations primarily through its wholly owned subsidiary, Valens Pay Limited, incorporated on October 12, 2020 in the Province of British Columbia under the Business Corporations Act (British Columbia).

On September 15, 2022, we completed a corporate restructuring pursuant to a share exchange agreement that we entered into with Valens Pay Limited and its shareholders. Pursuant to the share exchange agreement, we acquired all of the issued and outstanding common shares of Valens Pay Limited in exchange for which we issued 7,200,000 Ordinary Shares to the shareholders of Valens Pay Limited. As a result of this restructuring, Valens Pay Limited became a wholly-owned subsidiary of our company.

The following chart depicts our organization structure before this offering:

Our business operations are located in Canada, the United Kingdom and Vietnam. Our registered and head office is located at 302-540 Lawrence Avenue, Kelowna, British Columbia, Canada, V1Y 6L7.

Our Strategy

The market for fintech platform has increased in the last 5 years globally with an expected growth in the number of users and competitors. We take a unique approach to serving our large addressable market with the following strategies:

Strengthen technological infrastructure. We have substantially reduced the entry fees for businesses to create their own financial platform for their present and future users. This not only provides a low entry point but also decreases the required number of users for a white label financial platform to become profitable to a minimum.

Grow our client base and enhance our brand. For our direct users, we intend to increase customer loyalty by offering “perks” such as gift cards from major and renown companies and free investments, often in the same amount that we charge users, meaning our users can view our services as being more or less free. For our white label partners, we believe that the low entry cost we offered will become the most successful method of acquiring new users in the coming years, as opposed to the current method of simply marketing, where industry leaders spend billions annually on marketing and acquiring alone. (See https://www.appsflyer.com/company/newsroom/pr/fintech-marketers-invested-3b-ua/)

Increased business volume and overall profitability. We intend to acquire white label partners who already have thousands of users, thereby avoiding competing on acquiring users. Through this way, we can obtain access to users who are already affiliated with a reputable white label partner. We have successfully integrated three white label partners and are in the midst of integrating a platform with a total number of potential users exceeding 50 million, with several more integrations in progress. We anticipate an increase in the number of users of our fintech platform over the next 12 to 36 months, making us the market leader in terms of delivering white label fintech platforms with respect to users and customers.

Attract and build strong team of key talent. We believe that our employees are critical to our continued growth. We aspire to be a full-service financial services provider and a market leader in providing white label fintech platforms, so it is important that we have a team of experts in the field of technology and financial advisory. We strive to attract and retain skilled individuals with management, financial, sales, marketing, and technological experience by offering competitive compensation packages.

Expand our business geographically. There are numerous variances across continents and even between individual countries; hence, we have set distinct objectives for each continent. In Europe and North America, there are a large number of local and international providers and consumers. The large number of users is attractive, but the large number of competitors makes it difficult to make a significant influence. In contrast, Africa has a large number of consumers who are interested in a fintech platform; nevertheless, there are just a few that are well-developed and nearly none that operate globally. Lastly, both Asia and Latin America have multiple platforms and a large number of users, but many of them are based locally.

Our fintech platform is headquartered in Europe and North America, two significant markets. However, we also see significant opportunity in Africa and Asia, as our global financial platform meets their needs. We are now integrating platforms with a large number of users in Europe, and we have additional white label platforms planned for North America and Asia. Concurrently, we are negotiating with a large Africa white label partner. We aim to be in the top five of world service providers by number of users and to be a leading provider of white label digital financial services. We will work with white label partners who have already invested time and resources into building a loyal client following who already know our partners and trust them. This model is both significantly less costly and time consuming and has already achieved the client loyalty required to build businesses. Initially, we will focus on the European market initially and thereafter seek growth in North America, Africa and Asia.

Our Business Model

Products and Services for Direct Users

Our Valens Pay platform allows direct users to trade major currencies and commodities. In addition, we provide debit card issuance, IBAN issuance (various jurisdictions), internationals payment via SWIFT (worldwide society for worldwide interbank financial telecommunications), Euro (EUR) currency, U.S. Dollar (USD) currency, the British Pound (GBP clearing) currency, currency exchange function, integrated secure messaging platform, SumSub (an innovative digital Identity verification provider) integrated identity verification AML-KYC screening tool and ongoing technical support. We charge administrative and service fees to clients for trades made using our Valens Pay platform based on the transaction amount.

Onboarding - KYC / KYB

Our direct users will be onboarded via the internet, where personal information will be entered, and most importantly, the individual (similar to directors, shareholders, and ultimate beneficial owners in companies) will be screened for: 1. Sanctions, PEP, AML, and Adverse Media; 2. Proof of Identity; 3. Proof of Address; and 4. Liveness Check. For the convenience of the user, all transactions will be conducted via the internet, and the liveness check can be conducted using the internet or a mobile phone.

User Dashboard and Multi-User Function

Our users will log in to a dashboard where all available functions and personal information will be accessible. A user will have the option to upgrade or downgrade their “level” inside the platform, if made available.

Our fintech platform enables the addition of many users to hierarchically organized accounts. Thus, some users will simply have access to details and transactions, while others will be permitted to perform transactions.

Individual IBAN/ Multi-Currency Accounts

We provide individualized IBAN accounts and international currency accounts. The platform enables customers to have multi-currency accounts, including the most often used currencies such as the United States Dollar, the Euro, and the British Pound. The user is able to make payments in the same currencies and execute them in SEPA (local Euro transaction), Faster Payments (local British Pound transaction), and SWIFT, among others (international transaction in multi-currency).

We also provide user support for customers who use our individualized IBAN accounts:

●	Our users can contact support within the fintech platform, which facilitates communication between the user and the help team because the support team has access to the user’s information.

●	Our users have the option to participate in selected currencies, for which information is provided in the user agreement.

International Transfers

We offer international transfers services that allow our users to send and receive funds worldwide, which also including local SEPA transfers in the European Area of EUR, Faster Payments in United Kingdom of GBP, which both allow our users to take advantage of the quick and easy way to send and receive funds locally in respectively EUR and GBP.

Multi Currencies/FX

Our platform enables customers to receive and send funds in various currencies, as well as hold cash in EUR and USD. Our Forex Exchange enables users with multi-currency accounts to exchange between the various currencies in their accounts. Valens FX is our own foreign exchange (FX) department, established to assist clients in obtaining the best service and price for cross-border transactions, which is typically not associated with banks. Valens FX has the following functions:

●	Spot Contracts: Spot contracts allow our users to convert currency immediately at the exchange rate.

●	Forward Contracts: Forward contracts allow our users to fix a price based on the current market rate for buying or selling currencies on a specified date.

●	Flexible Forward Contracts: Flexible forward contracts allow our users to draw down on currency at any time up to the maturity date of a contract.

●	Market Orders: Market orders permit our users to instruct their FX dealer to reserve a future exchange rate at a specific rate.

Debit Card

Our Valens Pay platform allows customers to manage their cards, including card activation, card monitoring, card freezing, card unfreezing, and PIN changes.

Commodities

Our Valens Pay platform provides commodities trading services which allow users to purchase certain major commodities including gold.

Apps

Our Apps are currently in development and are expected to be available in Apple’s Appstore and Google’s PlayStore by the end of January 2023.

Products and Services of Our White Label Platform

We offer the entire financial services platform via white-labelling to larger institutions and companies. Our fintech platform is available via the internet and is mobile-friendly. Our mobile App is currently in development and is expected to be released by the end of January 2023. We want to disrupt the fintech standard by offering white label platforms with low entry costs and fast implementation. These low entry costs will make the fintech platform interesting to many institutions with large client bases. Our fintech platform will also provide these advantages:

●	Low entry costs make the decision quick for institutions who can also increase their own user loyalty.

●	Low numbers of users required for institutions to make the setup profitable.

●	Marketing costs are limited.

●	Quick way to get a high number of users into the system.

●	Institutions have high incentive to engage, as they already have users with high loyalty and activity, hence such a product add-on is easily achievable.

●	We offer full suite of services including user support in several languages.

●	We are able to assist with regulatory compliance subject to the white label partners jurisdiction and chosen product offering.

●	By offering the fintech platform with this focus, we will make it possible for many businesses to offer these services to their users and thereby provide the white label partner with (1) Increased user loyalty; and (2) Increased business volume and overall profitability.

Such a building strategy enables us to provide numerous types of financial platforms. White label partners are able to build their own digital platform, e-wallet solution, holding, or any other fintech service they desire. In general, we provide services for the following types of businesses:

●	Companies that service private and corporate clients.

●	Institutions that offer banking and payment services.

●	Currency exchange businesses.

●	Crowdfunding businesses.

We consequently have a broad pool of potential white label partners, many of whom operate in areas that are anticipated to experience substantial development in terms of user base and transaction volume in the future years. We entered into White Label Platform License and Introducer Agreements with two white label partners on February 8, 2022 and February 17, 2022 to provide our white label platform services and entered into a White Label Platform License Agreement with one party on August 1, 2021. The initial term of these agreements is 3 years, followed by successive renewal periods of 1 year each, unless terminated earlier by either party. We also entered into Service Agreements with them to enable them to provide their end users with the card issuing services, payment services and account opening services. We charge our white label partners development fees, monthly maintenance fee and transaction fees.

Our fintech platform is built as selective function blocks and is cloud based, with the following products/services:

Technology infrastructure

The most important part in the entire setup is the technology infrastructure, as that ensures both stability and scalability. We have taken a Cloud-First strategy and we have chosen Amazon Web Services as the provider. This way, we take advantage of the benefits from their cloud platform, while our developers focus on developing and releasing valuable business features, and do not take time to maintain the infrastructure. The setup is shown per below:

Core Infrastructure
Cognito
(Identity)
KMS
(Secret)
S3
Storage
CloudWatch
Log Analystic
Browser
Mobile
Load Balancer
Front-end
App Service
(API Services)
App Service
(Web Server)
Data
MySQL
Database
ElastiCache
(For Caching)
DynamoDB
(For MasterData)
Back-end
Simple Notification
Service
EventBridge
Step Functions
(Optional)
Publisher App
Webhook App
Provider 1
Provider 2

The web application itself is based on Portal features to reduce implementation cost. We use .NET and C# language, and currently implement Blazor web framework to construct Portal App pages. By using full .NET stack, our Tech Team can focus on delivering valuable features instead of taking time to learn new tech stacks in a short time.

To ensure we, at all times, can handle a huge amount of incoming transactions, the platform must handle data processing asynchronously and simultaneously. By applying Messaging and Event Broker services, we increased user experience overall and reduce bottle-necks. When the platform uses Service Bus and Event Grid services to publish events, we achieve scalability and extendibility of the platform, meaning users do not need to wait when submitting any data and no process can impede platform transactions. This is all achieved via using the so-called “Enterprise Service Bus” as shown below:

For some businesses and white label partners, the most important part is to be able to integrate with other businesses and partners.

The fintech platform has an efficient API setup that allows the platform to exchange user data between the platform and a partner/ business to automate an integration of the users from another system to the fintech platform. We can also deliver selected data to a partner/ business including balances and fees charged. By using the First Cloud strategy, we always have the scalability to ensure any numbers of users can be integrated via the API.

Partner integration

The fintech platform has integrated the best providers within financial and technology service to enable us to provide a tailored fintech platform for multiple industries and users.

Administrative Panel

The administrative panel allows administrators to oversee the entire platform including assign and modify Fee Setup for the platform users; download reports for performance and earnings; setup and modify investment products for users. The Fee Setup enables a white label partner to always set the user pricing in the platform including custom user levels. The Reporting section enables the white label partner to issue reports to see the turnover and earnings split in different types of transactions, and thereby being able to optimize Fee setup. The Investment section enables the white label partner to decide which investment to offer to the users as well as setup its own investment offers (subject to approval by us to ensure all investments are in regulatory compliance).

The administrative panel is built with Hierarchical administrator rights, so the white label partner can restrict access to, for example, the Reporting Part and the User Fee Setup.

Compliance

The compliance panel consists of an Adjustable Automated Monitoring transaction system, where certain constraints and actions can be automated to ensure transactions are always monitored. They are based on regulatory requirements so at all times regulatory requirements are kept. It allows for a white label partner to change them, if they see fit.

Ongoing KYC/KYB

As part of onboarding, our users need to pass a Sanction, PEP, AML and Adverse Media check. However, should something in these factors change over time, our fintech platform will alert our users so a possible consequence can be actioned as quick as possible.

The business model for white label partners is quite different, as we achieve income both on the platform as well as on the services and products. The important factors are:

●	Built on plugin/plug-off function blocks. Requires days to make a new platform with selected function blocks.

●	Delivery via a web-platform or alternatively delivery of functions via API.

●	Ongoing operation and maintenance services on the fintech platform.

●	Available through lease with monthly fee plus earnings on products and services.

●	Continual expansion of service partners and function blocks to ensure the most sophisticated offering with focus on global user trends.

●	Low entry costs compared to competitors.

●	Fast delivery.

Based on those factors, we offer our white label partner a pricing schedule based on the below:

Category	Explanation
Set-Up fee of Platform (one-time Fee)	Fee we charge white label partner for setting up the platform individually in our Cloud setup as well as making the necessary branding.
Monthly Lease including operation & maintenance of platform	Fee we charge white label partner for leasing the platform as well as for doing the operations of the platform.
Customisation fees on platform (one-time Fee)	Fee we charge if white label partner wants special branding or customization of the platform.
Monthly Transaction Fees	Fee we charge white label partner based on transactions executed in the platform by users.
Monthly Account Fees	Fee we charge white label partner based on the number of users.
Onboarding Fees	Fee we charge white label partner based on the number of users that onboards.
Monthly Fees on selected Products and Services	Fee we charge white label partner based on purchase of products and services by users.
Compliance responsibility	Fee we charge white label partner based on whether they use our compliance employees.
Other support fees	Fee we charge white label partner based on whether they use our support team for their users.

Because white label partners can be very different in terms of the type of business they run, the volume of transactions they handle, and the number of users they have, the expected net profit per user per month can vary. However, it is always expected to be between $0.20 and $2.00 per user for Valens Pay.

API instead of fintech platform

Some white label partners have already developed their own technology platform, and they will therefore not be looking for a white label platform, but instead an efficient way to integrate our products into their own technology platform. Therefore, we do offer function blocks via API which enable the white label partner to get access to the function block(s) needed for their current platform.

Function Blocks

Our fintech platform has been built on function blocks, so a white label partner can choose which services are a good fit for its clients. A white label partner can optimize services offered and always add-on or remove as they learn more about their users’ behavior. This provides the best possible service to our white label partners. When we introduce new products, we ensure easy accessibility to white label partners which can increase profitability for both the white label partner and ourselves.

Financial Products

We will continue to expand our fintech platform’s products and services. We envision the future fintech platform as a comprehensive financial services platform that can provide a wide range of products, including traditional financial services and payments, investments, insurance, lending, utility subscription services, mobile subscription services, and entertainment subscription services, among others.

By providing this diversity of products, our fintech platform will promote customer loyalty and happiness, resulting in a gradual increase in the number of users.

In addition to standard products, we will expand our present selection of user Perks, including free gift cards and more. This will be done to reduce and/or eliminate any barriers to entry a potential user may have in becoming an actual user. Ideally, when a consumer purchases a product, they will receive a complimentary Gift Card of equal value (or close to). We currently have arrangements with providers of this goods that provide discounts, allowing us to do so at no additional expense.

Our License

We are not licensed in any capacity We are registered with FINTRAC as an MSB, our registration expires on December 31, 2023 unless it is renewed.

Valens Pay is registered by SWIFT with BIC code: VAPACA82

Industry

Information included in this prospectus relating to our industry consists of estimates based on reports compiled by professional third-party organizations and analysts, data from external sources, our knowledge of the industry in which we operate, and our own calculations based on such information. While we have compiled, extracted, and reproduced industry data from external sources, including third-party, industry, or general publications, we have not independently verified the data. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Digital banking is the digitization of all levels of banking. Digital banks use artificial intelligence to automate a range of key banking operations such as bill payments and account transfers, often taking place on an app or bank website. The International Market Analysis Research and Consulting Group (“IMARC Group”) concluded that the global digital banking platform market reached a value of US$ 5.07 Billion in 2021. Looking forward, IMARC Group expects the market to reach a value of US$ 10.76 Billion by 2027, exhibiting a Compound Annual Growth Rate (“CAGR”) of 12.71% during 2022-2027. It is expected that the retail banking segment will be the largest contributor the digital banking platform market. In 2018, retail banking made up 60-65% of the digital banking market and will likely to main its dominance (See https://www.imarcgroup.com/digital-banking-platform-market).

Please see below for the financial technology market forecast provided by Allied Market Research (https://www.alliedmarketresearch.com/fintech-technologies-market):

Digital banking has many competitive advantages comparing to traditional bank. For instance, the transactional cost for each transaction is much cheaper for users by utilizing the digital bank platform. As a result, interchange fees around the world have declined. In addition, one of the largest threats that digital banking poses is that payment platforms may become a gateway to allow technology platforms to attract more users by using data that payment transactions provide to determine a borrower’s creditworthiness. While traditional banks used to rely on credit history or current wealth to determine creditworthiness, digital banks can analyze the massive amount of data that they possess.

The rising demand for smart mobile devices, coupled with the COVID – 19 pandemic, have accelerated the adoption and acceptance of digital banking, both in developed and developing counties. For instance, the rapid acceptance of emerging technology in the digital banking market in North America is projected to rise from 1,006.3 million USD in 2018 to 2,766.3 million USD in 2027, a 12.1% CAGR from 2018 to 2027.

Zeb, one of the leading strategy & management consulting firms for the financial services industry, reported that the COVID-19 pandemic fundamentally changed the digital usage behavior of banking customers. The report discussed how this development will continue and is likely irreversible. The UKFinance.org also noted that post-pandemic banking trends are increasingly centered around the digital, stating that 81% of adults say the quality of online experience determines who they bank with. Further, the use of online web banking overall rose significantly. These post-pandemic digital banking trends mean that established market players are now in immediate competition with digital banks and neo-banks alike.

We believe the financial technology platform that we developed provides a superior customer experience by offering the best combination of traditional banking and modern digital banking products. We embrace and offer our products and services internationally and has developed the platform in a no-limit scale, where we offer white-label at a speed and costs that is non-comparable to the rest in the industry.

Our Competitive Advantages

We believe that our leading white label fintech platform, various financial products and our managers’ approach to executing our development strategy provide us with several competitive advantages. These competitive advantages, a few of which are discussed below, have enabled us to provide users with an exceptional experience without having to invest in time-consuming development work.

White label approach. Digital banks have invested a substantial amount on client acquisition, which is a major reason why they operate at a loss. The advantage of our white label strategy is that it enables businesses with limited resources or skill sets to offer an enhanced service without having to create one from scratch. In addition, despite the fact that our white label partners have borne this effort in terms of financial cost and duration, the clients remain clients of Valens Pay for regulatory reasons, and this relationship is independent of the relationship between the white label partner and the client. The agreement with each white label partner specifies that the termination of the arrangement does not terminate Valens Pay’s connection with the client. Therefore, the Company’s customer acquisition costs are much lower than those of the majority of its competitors.

Customer loyalty. Customer loyalty takes a considerable time to build, potentially years. Our white label strategy has resulted in established client loyalty. The clients continue to interact with a team they already know and feel confident about, confident enough to deal with on other financial matters. This leads to a greater understanding of our clients and their needs and therefore creates a significant competitive advantage and a quicker route to successful engagement for Valens Pay and fee generation.

Knowing the customers. Our business model enables us to obtain a deep grasp of the client’s objectives and demands. During their time as a customer of our white label partner, we have acquired this knowledge. Our white label partners operate as pension advisors, financial advisors, investment companies and providers of alternative financial products.   They already owned information that will facilitate the delivery of services and products that will appeal to clients.

Dedicated tech team. Our dedicated tech team can give our users the most recent technological advancements and meet the specific needs of white label partners. The objective moving ahead will be to remain at the forefront of client experience.

Marketing

We cultivate and strengthen our relationships with users through online, offline, and promotional activities, such as those involving incentive package, external marketing (community presence), and marketing campaigns done on our platform and website.

Incentive Package

We are currently in the process of putting together an incentive package for our banking users which will be divided into 3 Tiers (similar to Bronze, Silver & Gold).

Our clients will be categorized into these Tiers based on account usage, balance in the account and how many accounts they have.

The Incentive platform can make any customer action or behavior rewardable using the event-based technology. Our customers will have access to a wide range of gift cards and discounts with various companies including Adidas, Amazon, Arsenal F.C, Global Hotel, Jochen Schweizer and many more. The Gold Tier will be a more prestigious tier that would allow clients access to airport lounges globally, flying miles, discounts on private health care, insurance premiums and more.

Community Presence

We are currently in early stages of discussions with Barnsley Football Club and Middlesbrough Football Club on a potential Partnership/Sponsorship giving us the opportunity to work closely on a number of exciting projects while also extending our reach as a bank by promoting our services to thousands of fans and businesses associated with the club.

Green Transition Opportunity

We are presently exploring partnership opportunities with Green Transition firms in England. One of the most significant contributions the Banking Sector can make is to decarbonize our economy. This is also an excellent technique to facilitate comparisons between institutions.

The Green Heat Network Fund helps commercialize low-carbon heat projects. The GHNF is a capital grant fund open to both the public and commercial sectors in England, making it an excellent opportunity for us. We will also submit an application to the SME Climate Hub in order to participate in the Climate Commitment Change and form partnerships with green transition enterprises.

Webinars on Valens Website:

We will host a webinar platform on our website, which website users will be able to read and access via MBL Seminars or the Financial Brand. All lectures will be centered on Financial News and will also serve to increase website traffic.

Separate to the current opportunities we are working on we would specifically like to focus on the following with regards to our marketing presence:

●	Search Engine Optimization to ensure prospects will find Valens Pay

●	Mail shot to introduce platform to clients followed up by weekly mail shots and updates

●	Create a survey for current clients to complete on what they would like to see or change

●	Take some of the most asked questions or most voiced concerns and put them into helpful articles on our blog

●	Market Co-Operative with partners

●	Social Media Content

●	Blog Posts

●	Digital Marketing Campaigns

Seasonality

Seasonality does not materially affect our business or operating results. Due to our business diversification, we have not experienced significant seasonal fluctuations in market demands or sales.

Customers

We refer to our platform’s registered users as our users, our white label partners as our clients, and the users of our white label partners as our customers. Other than individual users and customers, we also provide products and services to corporate users and customers.

Our clients are international companies residing in Canada, the United Kingdom, South Africa, Germany and the USA. Our two largest customers represented approximately 95% of our total revenues for first half of 2022. We entered into agreements with both customers, and the agreements have a term of three years that automatically renew yearly afterwards. The users and customers are 90% based in the European Economic Area and U.K., 4% in North America, 4% in Asia and 2% in the rest of the world.

Our customers can open and activate trading accounts through our Valens Pay platform which can be accessible through webpage. After filling in personal information online, our customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

We have an agreement to supply services to about 9.2 million consumers, with the expectation that they will start becoming active users in the first quarter of 2023 and onwards. All these users are from the European Economic Area.

On August 11, 2022, we entered into a service agreement with a financial services company in Lithuania, where we will help the Lithuania company to provide their end customers with card issuing services, payment services and bank account opening services. This client has direct access to over 50 million users. These customers are 65% based in the European Economic Area and U.K., 15% in North America, 15% in Asia and 5% in the rest of the world.

Suppliers and Collaborations

Our business operations depend on a variety of services from third parties including electronic payment service providers, information technology service providers, compliance providers and infrastructure providers. For instance, in providing certain of our services, such as the provision of currency accounts, we rely heavily on a small number of established electronic payment service license holders. The Company sources from providers in Lithuania, Singapore and United Kingdom all of the accounts for our clients, hence all were sourced from third party providers with whom we have contracts.

On January 21, 2022 and January 21, 2022, we entered into an agreement with Paywiser and Holborn, a licensed E-Money institution and a financial service company, to have Paywiser provide certain services to facilitate SEPA transfers and IBAN Account creation services to our users.

We entered into a services agreement with SumSub on August 12, 2022 to achieve automated onboarding of all users (individuals and businesses) including PEP, sanction and liveness checks as well as the continuing supervision of their status. This is now a fundamental component of the onboarding system, since we also use this platform to communicate user information in compliance with our terms and conditions with our banking providers (accounts and payments), in order to fully automate the approval and issuance of dedicated accounts. Our agreement with SumSub will continue for an initial period of 12 months. Once the initial period expires, the agreement can be automatically renewed for subsequent periods of 12 months each unless terminated by either party by 30-day notice or other early-termination causes.

On August 23, 2022, we entered into a merchant agreement with Aerapass, an exclusive financial services program manager, where Aerapass will provide online payment solutions, program management and processing services for our customers to access an interactive payment and asset conversion platform. Through the agreement with Aerapass, our customers can deposit and manage a number of assets into, and be issued prepaid and/or debit cards with pre-set authorization limits allowing our customers to carry out cash transfer transactions and product transactions.

We completed the onboarding process with Legendtrading.com in August 2022.

Lastly, we have partnered with TripleA, a Singapore firm licensed by MAS (the Central Bank of Singapore), which adheres to the highest international AML and KYC standards, to operate as a crypto payment gateway, allowing our users to pay their onboarding fee in cryptocurrency. Subsequently, TripleA will settle the funds in EUR to our Company.

Competition

We operate in the global financial technology market that is rapidly evolving, fragmented, and competitive. Many of our biggest international competitors are large and well-capitalized financial services companies. In the United States, the CEO of Digital Banking Report, Jim Marous, stated that the number of U.S. consumers considering switching banks in the next 12 months increased by 86% from a year before, from 6.9 million to 11.9 million. Consumers cited the need for better digital banking services and more personalized products and tools as major factors. Further, mobile banking is expected to grow at a CAGR of 2.83% between 2019 and 2024, the highest among all channels. The Financial Brand uses data from Google search engine to analyze which digital banks are the most popular. In the U.S., results show that, Block Inc., with 719,000 searches per month, was the most popular digital bank. Unlike a majority of American neobanks, however, Block’s client base does not consist solely of consumers — it also serves small and midsize businesses nationwide.

In Europe, the EU Payment Services Directive II (“PSD2”) was introduced in 2015 and was aiming to enhance competition by granting open access to certain types of customer banking data for nonbank licensed providers of payment initiation services and account information services. The goal was to make internet payment services safer and more convenient, to protect customers against fraud, and to promote innovative mobile and payment services. In the United Kingdom, Monzo Bank Ltd has amassed some five million customers since its inception in 2015. Monzo was searched approximately 237,000 times monthly in the U.K. and an additional 7,600 times in the U.S. Business Financing determined that Monzo outpaced well-known neobank competitors Starling Bank (with 213,000 searches), Revolut (with 196,000) and Stripe (with 96,000). At the top of the chart in Europe, Business Financing found that Revolut dominates the market as the most popular digital-only bank in 17 countries.

In Asia, the China-based WeBank is the largest digital bank, with total assets of $69 billion. WeBank excels in integrating social media and is renowned for being the first bank to build a large scale and commercially viable blockchain infrastructure ecosystem that supports over 360 million transactions a day. Recently, they launched a blockchain brand to enhance the application of blockchain technology for Environmental, Social, Governance, and sustainability programs. (See https://www.imarcgroup.com/digital-banking-platform-market).

In May 2022, The Asian Banker, launched the world’s first comprehensive assessment and ranking of global digital-only banks. Besides WeBank, some other top ranked banks by country and region include Nubank of Brazil from South America, TymeBank of South Africa from Africa, Wise from the UK, NEO by Mashreq Bank from the Middle East, and LINE BK of Thailand from Southeast Asia.

Other than the competitors discussed above, we also compete with other non-bank digital providers that provide white-label regulated products, and offer banking-related services (e.g., Chime). Some of our current and potential competitors have longer operating histories, particularly with respect to financial products similar to what we offer, significantly greater financial, technical, marketing and other resources, and a larger customer base.

We seek to differentiate ourselves from competitors through our white label platform approach, which would significantly reduce our client acquisition cost without compromising our client retention rate. With our exceptional products and services, loyal customer base, and data-driven approach, we believe we will continue to efficiently scale and generate strong returns.

Intellectual Property

Intellectual property and proprietary rights are critical to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in Canada and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand.

Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. In addition, aspects of our platform and services include software covered by open source licenses like the .NET framework, the library software known as EPPlus (community), Itext7, Nethereum.web3, BouncyCastle, ExcelDataReader, and Quazt. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

Facilities

Our main operational office is located at 35 High Street, London SW19 5BY, which is in Berkeley Square in London. The lease is for a term of 5 years starting from July 22, 2022, with an option for a renewal term of 1 years. In addition, we are responsible for certain operating costs during the lease term. The lease agreement contains customary events of default, representations, warranties and covenants. We have out grown this space and will shortly be moving to larger premises in the London Bridge area of London.

We also maintain an office in Vietnam located at 170D/2A Phan Dang Luu street, Ward 03, Phu Nhuan District, Ho Chi Minh City, Vietnam. We did not enter into a lease agreement for the Vietnam office.

Our registered office is located at 302-540 Lawrence Avenue, Kelowna V1Y 6L7, British Columbia, Canada. This lease started May 3, 2022 and is without any terms, but can be terminated once a year.

Management

Leadership talent and vision are core priorities at Valens Pay. We have carefully built our team to include experts who will help develop our unique and innovative solutions. Our founding team includes serial entrepreneurs, experienced financial advisors and technology experts. Sourcing from some of the largest and most successful companies in consumer and financial technology, we have hired leaders in business, management and finance. We will continue to focus on building our leadership team as we grow and diversify our business.

Employees

As of June 30, 2022, we employ 15 full-time employees in two different locations. The following table sets forth the number of employees by function.

Department/Function	Employees
Management	2
Technology Development	7
Business Development	2
Customer Support	2
Legal Compliance	2

TOTALS	15

We go to great length to ensure that we have a healthy work environment, and we believe that we have excellent relationships with our employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently not party to any material legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

REGULATIONS OF OUR INDUSTRY

Regulatory Framework in Canada

Government Regulation and Industry Standards

We operate in a complex legal and regulatory environment. Our business and the products and services that we offer are subject to a variety of laws and regulations in Canada and in all other jurisdiction in which we carry on business. We may also be subject to the rules and standards of the payment networks that we utilize to provide any electronic payment services.

Regulation of financial services is divided between the federal and provincial governments. The federal Department of Finance makes legislative policy and is responsible for federally regulated financial institutions (FRFIs), including banks, trust and loan companies, insurance companies and credit unions. The Office of the Superintendent of Financial Institutions (OSFI) is the Canadian supervisory authority overseeing the FRFIs. OSFI is a prudential regulator whose primary concern is the safely and soundness of the Canadian financial system. OSFI sets guidelines for capital requirements, risk management, reporting and operational and business practices.

The Financial Consumer Agency of Canada (FCAC) has a mandate to protect the rights of consumers of financial products and services. FCAC also has supervisory authority over FRFIs as well as payment card network operators. FCAC carries out its mandate through combination of legislation and regulation as well as ensuring compliance with various codes of conduct and public commitments entered into by industry participants.

At the level of the provinces, each has statutes and regulatory authorities who oversee financial institutions including credit unions and caisses populaires, loan and trust corporations, insurance agents and brokers, mortgage brokers and payday lenders. Such agencies include, the British Columbia Financial Services Authority (BCFSA), the Financial Services Regulatory Authority of Ontario (FSRA), and in Quebec, the Autorité des marchés financiers (AMF). In addition, each province has its own legislation related to consumer protection and requirement to disclose information to consumers when lending to consumers.

Deposit-taking institutions (if they are FRFIs) are members of the Canada Deposit Insurance Corporation (CDIC) and Payments Canada (formally known as the Canadian Payments Association). CDIC is a statutory corporation that provides deposit insurance for certain types of small deposits to member institutions. CDIC is mandatory for Canadian banks as well as for certain trust and loan companies that accept deposits. Credit unions regulated by a province may be subject to alternative deposit insurance regimes, such as that provided by the Credit Union Deposit Corporation of British Columbia (CUDIC) or the Deposit Insurance Corporation of Ontario (DICO).

Payments Canada operates Canada’s payment clearing and settlement systems. Membership in Payments Canada is also mandatory for certain financial institutions. The Canadian Payments Association, known by its business name Payments Canada, is a not-for-profit association responsible for the clearing and settlement infrastructure, processes and rules for Canada’s non-credit card related national payments systems. The participant members of Payments Canada are largely regulated financial institutions (ie, banks, authorized foreign banks, trust and loan companies, credit unions and financial cooperative credit associations and caisses). The Minister of Finance must approve all by-laws (other than those that relate to administration of Payments Canada) and can direct that the rules be amended or repealed or that new rules be adopted. Under applicable legislation, the Bank of Canada also has oversight responsibilities over clearing and settlement systems.

If Valens Pay offers lending services, it may need to obtain a license in British Columbia from Consumer Protection BC if the products are considered high-cost credit products, such as high-interest installment loans and lines of credit above 32% annual rate of interest. At a federal level, depending on the regulated status when providing credit, there are certain disclosure obligations such as cost-of-borrowing. Additionally, the Canadian Criminal Code states that the annual interest rate of a credit extended cannot exceed 60%.

Policies or guidance have also been developed by the Canada Revenue Agency on matters related to fintech. The Financial Transactions and Reports Analysis Centre of Canada (FINTRAC), the federal anti-money laundering authority, also regulates certain fintech products and services, including money services businesses (MSBs). The Retail Payments Activities Act (RPAA), which is the new statute in respect of payment services in Canada, will apply to all retail payment activities performed by payment service providers in Canada, as well as to all those outside of Canada who provide retail payment activities to an end user within Canada. The central Bank of Canada, which also monitors fintech developments, has been appointed as the oversight body for the new retail payments regime and accordingly, under the RPAA, payment service providers will be required to register with the BoC. Certain municipal governments also administer initiatives associated with fintech.

As described more fully below, failure to comply with these requirements may result in regulatory sanctions being imposed on us or our partners, and may result in constraints on our ability to continue to operate or to continue to grow our business.

Securities and Derivatives Regulation

Canadian capital markets are regulated by the provincial and territorial securities regulators and are the primary regulators of financial products and services relating to capital markets. Individuals or entities who provide services, or hold themselves out as providing services, as securities dealers and advisers, derivatives dealers and advisers, investment fund managers, exchanges and other alternative trading systems, designated ratings organizations and clearing agencies, and commodities futures dealers and advisers must be licensed in the appropriate categories. The securities regulators work together under an umbrella organization called the Canadian Securities Administrators. The principal regulator for Valens Pay with respect to offering any securities or derivatives trading or advising activities is the British Columbia Securities Commission.

If Valens Pay or any of its employees or agents proposes to engage in activities or facilitate transactions in securities, derivatives, crypto-assets, commodities or other investment products, they may be required to first obtain appropriate licensing from the relevant provincial securities commissions. The applicable legislation also requires that to carry out certain securities related activities, the entity be a member of a self-regulatory organization or SRO. Membership in the New Self-Regulatory Organization of Canada may be required to offer trading to customers in certain securities and commodities. Additional licensing may be required if there is any pooling of funds with a view to invest collectively, as the resulting vehicles may be considered “investment funds” under Canadian law. Sponsors of investments must be licensed as an investment fund manager. If a fintech company is involved in the business of cryptocurrencies, such companies would be required to register with securities authorities as exchanges or alternative trading platforms.

Banking Regulation

Valens Pay is not a FRFI and is not licensed to carry on banking activity. Valens Pay is not a deposit- taking institution and no client funds held by Valens Pay are covered or guaranteed by any form of deposit insurance.

In Canada, OSFI and FCAC are the senior regulators with respect to regulation of the following financial products and services: deposits including any retail deposit accounts and term deposits; registered investment products; the offering of credit; contracts of insurance; payment cards.

A number of our financial institution partners are directly subject to various laws and regulations enforced by Canadian banking regulators including OSFI. While these regulatory requirements do not apply to Valens Pay directly, many of them may affect the services that we provide to our partners. Canadian federal or provincial regulators may also impose requirements on regulated financial institutions related to their relationships with third-party service providers. As a result, our banking partners may be required to perform appropriate due diligence on us and our activities, evaluate our risk management, information security, and information management systems, and conduct ongoing monitoring of our performance and our ability to deliver services. Various other obligations may also be imposed on us to allow our partners to meet the regulators' expectations, such as in respect of reporting, contingency planning, subcontracting, confidentiality, security, segregation of property, insurance, location of records and business continuity plans. Similarly, Canadian provincial and territorial laws and regulations that govern financial institutions may also subject our activities to review or examination.

MSB Regulation

In Canada, the PCMLTFA implements specific measures to detect and deter money laundering and the financing of terrorist activities, including by establishing record keeping and client identification requirements and requiring the reporting of suspicious financial transactions and of cross-border movements of currency and monetary instruments. Money Service businesses (MSBs) are reporting entities under the PCMLTFA and must register with FINTRAC. The Province of Quebec has also enacted legislation requiring similar registration with the AMF for MSBs with operations in Quebec.

Valens Pay is registered with FINTRAC as an MSB.

Payment Networks

In order to access the international card networks to provide acquiring and processing services, a provider is subject to the rules and standards of payment networks such as MasterCard or Visa. These rules and standards implicate a variety of activities and services including operating roles, mandatory technology requirements, data security, allocation of liability for certain acts or omissions (including liability in the event of a data breach) and how consumers and merchants may use their cards. Payment networks may, and routinely do, modify these rules and standards as they determine in their sole discretion and with or without advance notice. In addition, providers are subject to audit by various payment networks. The payment networks may fine or penalize providers or suspend their registration if those audits disclose a failure to comply with applicable rules and standards.

In Canada, the Payment Card Networks Act is the primary legislation which applies to national payment card networks and their commercial practices. The Act provides for the regulation of acquirers, however, such provisions have not been implemented by FCAC. Canadian payment networks, issuers and acquirers abide by the Code of Conduct for the Credit and Debit Card Industry in Canada. The Code contains requirements including as minimal content for merchant/acquirer agreements, fee increase notices and cancellation rights.

Privacy, Data Protection Laws and Regulations

Valens Pay may provide services that are subject to data protection laws, rules, regulations and standards. These laws, rules, regulations and standards restrict the collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information. They also impose requirements for safeguarding and proper destruction of personal information including through the issuance of data security standards or guidelines. For example, the payment networks require compliance with the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store or transmit payment card information maintain a secure environment to protect cardholder data.

Canada's PIPEDA and certain Canadian provincial laws impose privacy obligations as well. These laws also impose obligations to provide notification of security breaches to affected individuals, regulators, consumer reporting agencies, businesses or governmental agencies who own the data.

Unfair or Deceptive Acts or Practices

We and our partners are subject to Canadian federal and provincial laws prohibiting unfair or deceptive trade practices enforced by various regulatory agencies, including the Competition Bureau. These agencies and regulators may take actions that affect the activities of certain of our partners and in some cases may subject us to investigations or enforcement actions if we are deemed to have aided and abetted or otherwise facilitated illegal or improper activities.

Anti-Bribery, Sanction, and Counter-Terrorist Regulations

In Canada we are subject to anti-corruption laws and regulations, primarily the CFPOA which prohibits the making or offering of improper payments or benefits to foreign government officials and political figures. The broad reach of this Act as well as accounting provisions enforced by various regulatory agencies require us to maintain appropriate records and adequate internal controls to prevent and detect possible violations. Many other jurisdictions where we conduct business have similar anticorruption laws and regulations.

We are also subject to certain economic and trade sanctions programs administered by Global Affairs Canada. These programs prohibit or restrict transactions to or from, or dealings with, specified countries, their governments, and in certain circumstances, their nationals. Transactions or dealings with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations are also prohibited or restricted. Similar laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified in lists maintained by the authorities in several other countries and require intermediaries in the payment process to observe specific data retention obligations.

Gaming and Sports Betting Regulations

Gaming and sports betting in Canada is regulated by the provinces and territories. The industry is overseen and regulated by the gaming regulatory authority in each province and territory. Currently a number of provinces and territories, including Ontario and British Columbia, allow some form of online gaming and or online sports betting. Valens Pay will be required to obtain the appropriate licensing to provide payment processing in every province and territory that currently allows these online activities.

Unclaimed Property

We are also subject to unclaimed or abandoned property (escheat) laws, which require us to turn over to certain government authorities the property of others we hold that has been unclaimed for a specified period of time

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Torben Pedersen	45	Chief Executive Officer and Director
Martin Eberhardt	62	Chief Financial Officer
Rasmus Meilvang	43	Chief Operating Officer
James Holmes(2)(3)	49	Chairman of the Board, Chair of Compensation Committee
James Dewhurst*(1)(2)(3)	61	Independent Director, Chair of Nominating and Corporate Governance Committee
Clifford John Ward*(1)(3)	54	Independent Director, Chair of Audit Committee
Hong Hai Tran*(1)(2)	44	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

*	Subject to, and upon effectiveness of, the registration statement of which this prospectus is a part, Mr. James Dewhurst, Mr. Clifford John Ward and Mr. Hong Hai Tran will become independent directors.

Torben Pedersen. Mr. Pedersen has served as our Chief Executive Officer since its inception in December 2020.

Mr. Pedersen has over 10 years of experience in financial investments, banking and developments including acquisitions, mergers, take-overs, go-public transactions and technology developments and integrations. Mr. Pedersen serves as director in public and non-public companies in the industry of banking, investment and technology developments.

Mr. Pedersen serves as a director at his personal company TP Finans ApS, a Denmark company within investments, from March, 2006 and ongoing. He also worked at Ikonia Fintech AG, a Germany fintech company, from December, 2020 and ongoing. From December, 2020 and ongoing, he worked as a director at Ikonia Fintech Capital AG within Investment Advisory in Switzerland.

Mr. Pedersen received a master’s degree of Finance from the Business School of Aarhus, Denmark in 2002.

Martin Eberhardt. Mr. Eberhardt has served as our Chief Financial Officer since December 2022.

Mr. Eberhardt is a Qualified Chartered Accountant with extensive business experience. He joined a Big Four firm directly after graduating from college, passed the ACA examinations on his first attempt, and progressed to the position of Senior Manager at KPMG. Entrepreneurial and business-minded by nature, he left to become Group FD of a publicly traded international group, which he helped grow five-fold in four years, to £100 million. As an interim CFO/FD, he focuses his knowledge, skill sets, and personal strengths on the challenging situations that he enjoys the most. He has widespread sector experience including: Manufacturing, Technology, Energy, Electronics, Media, Support Services, Telecoms, Hospitality, IT, and Financial Services.

Mr. Eberhardt obtained a Bachelor of Science (BSc) degree in Geography with Honors from Birmingham University in 1982.

James Holmes. Mr. Holmes has served as our Director since its inception.

Mr. Holmes is an innovative strategist within Banking and Business Development with well over a decade of experience. He is an entrepreneur with a wide spectrum of experience and knowledge across several sectors and also Chairman of the Governors of a London College. He built the first China focused education investment company as CEO and grew the investment portfolio by 130% and net assets by £5.5m. Current portfolio valued at c.$40m after four years.

Rasmus Meilvang. Mr. Meilvan has served as our Chief Operating Officer since January 2023.

Mr. Meilvan has 15 years of intensive bank, finance, and treasury experience with a strong focus on payment system systems, loan/deposit, investments, hedge compliance, working capital improvements, cash pool management and precision of cash flow forecasts. He served as the CEO and founder at Plata Aps from March 2019 to December 2022. Since March 2019, he has been the owner of Chimpum Aps, where he offers consulting services in treasury and finance, primarily focusing on hedging, cash flow management, forecasting, and loan/deposit activities to companies like Orange, Thomas Cook, Niras, and Kopenhagen Fur. Prior to that, Mr. Meilvan worked as a financial advisor at IQPC Exchange from June 2018 to June 2019, where he provided remote consultancy services for IQPC Exchange treasury conference and events. From January 2014 to February 2019, he served as the head of Treasury at Thomas Cook Airlines.

Mr. Meilvan graduated from the Copenhagen Business School in 2007 with a Master of Economics.

James Dewhurst. Mr. Dewhurst will become our independent director upon the effectiveness of the registration statement of which this prospectus is a part.

Mr. Dewhurst has substantial UK and international stockbroking and corporate finance experience. These include over 24 years in senior positions including role of Director of institutional stockbrokers of British and European shares to global asset managers; seven years as Operational Director of a fund management company dealing with all day-to-day matters and five years as a corporate finance Director, advising companies on listing debt and equity instruments on UK markets. Mr. Dewhurst worked as a director at Alexander David Securities (UK) from April 2014 to June 2022. Prior to that, he worked as the director at Zenith Funds Management (Guernsey) from May 2007 to January 2014.

Clifford John Ward. Mr. Ward will become our independent director upon the effectiveness of the registration statement of which this prospectus is a part.

Mr. Ward is a financial controller and accountant with extensive business experience within financial controlling and reporting. He has been working as a financial controller in medium/large sized businesses in the last 8 years, and was prior Treasury & Management Accountant for De Beers UK with responsibility for treasury and producing management accounts. He is well experienced in managing integration of financial systems and reporting processes following corporate acquisitions.

Hong Hai Tran. Mr. Tran will become our independent director upon the effectiveness of the registration statement of which this prospectus is a part.

Mr. Tran is a well-rounded IT professional who has 18 years of hands-on experience and knowledge in all aspects of IT, such as software development, security, governance, analytics, digital transformation. He has been working as an independent member of board of directors at Hung Vuong Assurance (Vietnam) for setting up and monitoring digital strategies to transform the insurer since April 2021. In addition, from May 2020, he has served as the Founder and CEO of Alpaca, a Vietnam-based firm that serves as a one-stop-shop for the IT needs of the insurance market in ASEAN, with a focus on Vietnam. Since April 2018, he has also served as an investment director at Triple P Capital, a Singapore-based firm that surveys the ASEAN non-bank financial services markets for prospective acquisition prospects, focusing on insurance companies. From June 2015 to April 2019, he worked as the founder of Unicorn, where he provided technology services as partner to fintech and Edu-tech startups in Vietnam and Singapore. Prior to that, Mr. Tran worked as the Head of Asia from December 2009 to March 2018 at Contemi, a company based in Vietnam and Singapore, for setting up the company from scratch.

Mr. Tran graduated from the Diplomatic Academy of Vietnam in 2000 with a Bachelor of Arts degree in International Law. In 2005, he earned a Bachelor of Computer Science degree from the National University of Singapore. He is currently enrolled in Georgia Institute of Technology’s online Master of Science in Computer Science program.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board of Directors

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five directors, three of whom are independent directors. We are in the process of identifying candidates to serve as independent directors. Prior to completion of this offering, we intend to appoint at least three additional independent directors so that a majority of our board of directors will be independent.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of three directors, namely, Mr. James Dewhurst, Mr. Clifford John Ward and Mr. Hong Hai Tran, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Mr. Clifford John Ward will be the chairperson of our audit committee. The board of directors has also determined that Mr. Clifford John Ward qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee will consist of three directors, namely, Mr. James Holmes, Mr. James Dewhurst and Mr. Hong Hai Tran, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Mr. James Holmes will be the chairperson of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of three directors, namely, Mr. James Holmes, Mr. Clifford John Ward and Mr. James Dewhurst, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Mr. James Dewhurst will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duty to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with the post-offering memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of the shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. A director will be cease to be a director automatically if, among other thing, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the post-offering memorandum and articles of association.

Employment and Indemnification Agreements

We have entered into labor contracts with our executive officers under Cayman Islands laws. Each of our executive officers is employed for a specified time period, which may be renewed by the mutual agreement between us and the executive officer. The employment may be terminated in accordance with relevant laws and regulations. An executive officer may terminate his or her employment at any time with not less than 30 days’ prior written notice. When the employment is terminated, the executive officer should return any company property that he or she is using and transition any work in progress to the person designated by us.

Each executive officer has agreed to hold in strict confidence and not to use or disclose to any person, corporation or other entity any confidential information, including but not limited to our business secrets and intellectual property. Each executive officer also represented to us that when the labor contract was executed, he or she was not in an employment relationship with any other entity or corporation and he or she had not executed any non-competition agreement.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Officers

For the fiscal year ended December 31, 2021, the aggregate cash compensation and benefits that we paid to our executive officers was approximately $0 and we did not pay any compensation to our non-executive directors. None of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended December 31, 2021. Our Canadian subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2022 Equity Incentive Plan

On September 30, 2022, the Board of Directors (the “Board”) of our company approved the Valens Pay Global Limited 2022 Equity Incentive Plan (the “Plan”). The adoption of the Plan does not require shareholder approval as the Company is relying on the home country practice in lieu of the shareholder approval requirement under the Nasdaq Listing Rule 5635(c).

The Plan provides for an aggregate of 960,000 Ordinary Shares, in the form of incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance share awards and performance compensation awards to employees, directors, and consultants of the Company or any affiliates of the Company.

The purposes of the Plan are to (a) promote the long-term growth and profitability of the Company, and any affiliate to attract and retain the types of employees, consultants and directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of employees, consultants and directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

The following is a summarized description of the Plan. Capitalized terms not defined herein shall have the meaning given to them in the Plan.

Administration of the Plan: The Plan is currently administered by compensation committee of the Board, or the Committee. Among other things, the Committee has the authority to construe and interpret the Plan, to select persons who will receive awards, to determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards.

Participant: Persons eligible to receive awards under the Plan will be those employees, consultants, and directors of the Company and its affiliates who are selected by the Committee.

Share Options:

General. Subject to the provisions of the Plan, the Committee has the authority to determine all grants of share options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the Committee may determine. No fractional Ordinary Shares shall be issued or delivered pursuant to the Plan.

Option Price. The exercise price for share options will be determined at the time of grant. The exercise price will not be less than the fair market value on the date of grant. The exercise price for any incentive share option award may not be less than the fair market value of the shares on the date of grant. A ten percent shareholder shall not be granted an incentive share option unless the option exercise price is at least 110% of the fair market value of the Ordinary Share at the grant date and the option is not exercisable after the expiration of five years from the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the Committee at the time of the grant. The option must be exercised by notice to the Company, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the Committee, by actual or constructive delivery of Ordinary Shares to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration of Options. If not previously exercised, an option will expire on the expiration date established by the Committee at the time of grant. The term of a non-qualified share option granted under the Plan shall be determined by the Committee; provided, however, no non-qualified share option shall be exercisable after the expiration of 10 years from the grant date.

Vesting Schedule. Awards shall vest as determined by the Committee.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive share option is an option that is intended to qualify under certain provisions of the Internal Revenue Code of 1986, or the Code, for more favorable tax treatment than applies to non-qualified share options. Any option that does not qualify as an incentive share option will be a non-qualified share option. Under the Code, certain restrictions apply to incentive share options. For example, the exercise price for incentive share options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive share option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder’s lifetime only by the holder. In addition, no incentive share options may be granted to a holder that is first exercisable in a single year if that option, together with all incentive share options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate fair market value in excess of $100,000, measured at the grant date.

Share Appreciation Rights: Share appreciation rights, or SARs, may be granted alone or in tandem with share options. A SAR is a right to receive a payment in Ordinary Shares or cash (as determined by the Committee) equal in value to the excess of the fair market value of one share of Ordinary Share on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The exercise price per share of Ordinary Share subject to a SAR may not be less than fair market value at the time of grant.

Restricted Awards: Restricted awards are awards of Ordinary Shares or hypothetical Ordinary Shares units having a value equal to the fair market value of an identical number of Ordinary Shares. Restricted awards are forfeitable and non-transferable until the awards vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded. Restricted share holders generally have the rights of a shareholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted share and, conditioned upon full vesting of shares of restricted share, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted share or specifically set forth in the recipient’s restricted share agreement. The Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Restricted share unit holders will have no voting rights with respect to any restricted share units. Restricted share units may also be granted with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in the award agreement. The Committee may provide that the restricted share units will be credited with cash and share dividends paid by the Company in respect of one share of Ordinary Shares, or Dividend Equivalents. Dividend Equivalents will be deferred until the expiration of the applicable restriction period.

Performance Compensation Awards: The Plan also provides for performance compensation awards, representing the right to receive a payment, which may be in the form of cash, Ordinary Shares, or a combination, based on the attainment of pre-established goals set forth in the applicable award agreement. Performance compensation awards that become vested following the achievement of the performance goals will be paid to participants as soon as administratively practicable following completion of the certification of the achievement of the performance goals by the Committee but in no event later than 2 1/2 months following the end of the fiscal year during which the performance period is completed.

Performance Criteria. Under the Plan, one or more performance criteria will be used by the Committee in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance, as the Administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the Committee deems appropriate. In determining the actual size of an individual performance compensation award, the Committee may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee will not have the discretion to grant or provide payment in respect of performance compensation awards if the performance goals have not been attained.

Governing Law. The Plan, all award agreements, the grant and exercise of awards thereunder, and the sale, issuance and delivery of Ordinary Shares thereunder upon exercise of awards are governed by the laws of Cayman Islands.

Other Material Provisions. Awards will be evidenced by a written agreement, in such form as may be approved by the Committee. In the event of various changes to Company capitalization, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the Committee to the number of shares covered by outstanding awards or to the exercise price of such awards. The Committee is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of the Company, including acceleration of vesting. Except as otherwise determined by the Committee at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. The Committee also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. The Plan will terminate automatically on September 30, 2032. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

As of the date of this prospectus, no shares were issued under the Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of the Ordinary Shares as of January 23, 2023 by (i) each of our directors and executive officers; (ii) all of our directors and executive officers as a group; and (iii) each person known to us to own beneficially more than 5% of the Ordinary Shares.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number(1)	Percent of Class(2)	Number(1)	Percent of Class(3)
Directors and Executive Officers:
Torben Pedersen, Chief Executive Officer and Director	2,400,000	33.33%	2,400,000		%
Martin Eberhardt, Chief Financial Officer	0	0%	0		%
James Holmes, Chairman of the Board	2,400,000	33.33%	2,400,000		%
James Dewhurst, Independent Director	0	0%	0		%
Clifford John Ward, Independent Director	0	0%	0		%
Hong Hai Tran, Independent Director	0	0%	0		%
All directors and executive officers as a group (6 persons)	4,800,000	66.66%	4,800,000		%
Other Principal Shareholders:
Ad Honorem Trust AG(4)	2,400,000	33.34%	2,400,000		%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the Ordinary Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 7,200,000 Ordinary Shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of January 23, 2023.

(3)	Based on Ordinary Shares outstanding immediately after the completion of this offering, assuming the underwriter does not exercise the over-allotment option.

(4)	Ad Honorem Trust AG is a Swiss Corporation. Ad Honorem Trust AG’s Director and Owner is Amirali Tejani, our 33.33% shareholder. Amirali Tejani is deemed to beneficially own the Ordinary Shares owned by Ad Honorem Trust AG and has sole voting and dispositive powers over its shares. The address for Ad Honorem Trust AG is Rigistrasse 2, 6300 Zug, Switzerland.

None of the outstanding Ordinary Shares are held in the United States. None of the major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed under “Management,” the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

Sale of Securities

Founder Share Issuances and Share Exchange

On September 14, 2022, we issued 7,200,000 Ordinary Shares in connection with the incorporation of Valens Pay Global Limited and execution of a Share Exchange Agreement between Valens Pay Global Limited and Valens Pay Limited, at an issue price of $0.0001 per share, for a total consideration of $720. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Ordinary Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our Ordinary Shares.

Shareholder	Ordinary Shares	Aggregate Purchase Price to be Paid
TP Finans ApS (1)	2,400,000	$240
James Holmes (2)	2,400,000	$240
Ad Honorem Trust AG (3)	2,400,000	$1,666,907

(1)	TP Finans ApS is a Danish Corporation. TP Finans ApS’s Director is Torben Pedersen, our Executive Chairman and Director. Torben Pedersen is deemed to beneficially own the Ordinary Shares owned by TP Finans ApS and has sole voting and dispositive powers over its shares. The address for TP Finans ApS is Noerregaards Alle 43, 8362 Hoerning, Denmark.

(2)	James Holmes is the Chairman of our board of directors.

(3)	Ad Honorem Trust AG is a Swiss Corporation. Ad Honorem Trust AG’s Director and Owner is Amirali Tejani, our 33.33% shareholder. Amirali Tejani is deemed to beneficially own the Ordinary Shares owned by Ad Honorem Trust AG and has sole voting and dispositive powers over its shares. The address for Ad Honorem Trust AG is Rigistrasse 2, 6300 Zug, Switzerland.

Transactions with Related Parties

Set forth below are the related party transactions of our company that occurred during the past three fiscal years.

Nature of relationships with related parties

The relationship and the nature of related party transactions are summarized as follows:

Nature of relationships with related parties

The relationship and the nature of related party transactions are summarized as follows:

Name	Relationship with the Company
Valens Holdings UK Ltd.	Majority Owned by Torben Pedersen and James DR Holmes
Ikonia Fintech AG	Majority Owned by Torben Pedersen and James DR Holmes
Robert Holmes & Co	Majority Owned by James DR Holmes
Torben Pedersen	Shareholder in Valens
Valens Bank Ltd.	Majority Owned by Torben Pedersen and James DR Holmes

Related parties transactions

		For the year ended December 31,
Name	Nature	2021	2020	2019
Valens Holdings UK Ltd.	Operational Loan	5,613	0	0
Ikonia Fintech AG	Operational Loan	3,114	0	0
Robert Holmes & Co.	Operational Loan	22,751	0	0
Torben Pedersen	Operational Loan	129	0	0
Valens Bank Ltd.	Operational Loan	768	824	0

Balance with related parties

		As of December 31
Name	Nature	2021	2020	2019
Valens Holdings UK Ltd.	Operational Loan	5,613	0	0
Ikonia Fintech AG	Operational Loan	3,114	0	0
Robert Holmes & Co.	Operational Loan	22,751	0	0
Torben Pedersen	Operational Loan	129	0	0
Valens Bank Ltd.	Operational Loan	768	824	0

Except as set forth above, there has not been, nor is there currently proposed, any transaction in which the Company or its subsidiary are or were a participant and the amount involved exceeds the lesser of $120,000 or 1% of the total assets as of December 31, 2021, and in which any of our directors, executive officers, holders of more than 5% of our Ordinary Shares or any immediate family member of any of the foregoing had or will have a direct or indirect material interest, other than compensation arrangements, which include equity and other compensation, termination, change in control, consulting and other arrangements, which are described under “Executive Compensation” above.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant shareholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

Employment and Indemnification Agreements

See “Management—Employment and Indemnification Agreements.”

Compensation of Directors and Officers

See “Management—Compensation of Directors and Officers.”

DESCRIPTION OF SHARE CAPITAL

Valens Pay is a Cayman Islands exempted company with limited liability and its affairs are governed by its memorandum of association, articles of association and the Companies Act (As Revised) of the Cayman Islands.

As of the date of this prospectus, Valens Pay’s authorized share capital is 250,000,000 shares in total with a par value of $0.0001 per share broken down into 200,000,000 Ordinary Shares and 50,000,000 preferred shares. As of the date of this prospectus, there are 7,200,000 Ordinary Shares issued and outstanding and zero preferred shares issued and outstanding.

Upon the closing of this offering, we will have issued and outstanding Ordinary Shares, or Ordinary Shares if the underwriter exercises the over-allotment option in full.

Valens Pay’s Post-Offering Memorandum and Articles of Association

Valens Pay will adopt an amended and restated memorandum and articles of association, which will become effective and replace its current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of the Ordinary Shares.

Objects of the Company. Under the post-offering memorandum and articles of association, the objects of Valens Pay are unrestricted, and Valens Pay is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. The Ordinary Shares are issued in registered form and are issued when registered in Valens Pay’s register of members. Valens Pay may not issue shares to bearer. The shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of the Ordinary Shares are entitled to such dividends as may be declared by the board of directors of Valens Pay. In addition, the shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by the directors. The post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of the company lawfully available therefor. Under the laws of the Cayman Islands, Valens Pay may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of the share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of the Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of Valens Pay. Holders of Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. On all matters subject to a vote at general meetings of Valens Pay, (1) on a show of hands, each shareholder shall be entitled to one vote, whereas (2) on a poll, each shareholder shall be entitled to one vote per Ordinary Share. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes of the Ordinary Shares which are cast by those of the shareholders who attend and vote at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the Ordinary Shares which are cast by those of the shareholders who attend and vote at the meeting. Under the Companies Act, a special resolution will be required in order for the company to effect certain important matters as stipulated in the Companies Act, such as a change of name, making changes to the post-offering memorandum and articles of association, a reduction of the share capital and the winding up of the company. The shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, Valens Pay is not obliged by the Companies Act to call shareholders’ annual general meetings. The post-offering memorandum and articles of association provide that the company may (but are not obliged to) in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by the directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by the board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of the board of directors or by a majority of the board of directors. Advance notice of not less than ten clear days is required for the convening of the annual general shareholders’ meeting (if any) and any other general meeting of the shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in the company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The post-offering memorandum and articles of association provide that upon the requisition of any one or more of the shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of the company entitled to vote at general meetings, the board will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the post-offering memorandum and articles of association do not provide the shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of the shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by the board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

The board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which the company has a lien. The board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as the directors may from time to time require is paid to the company in respect thereof.

If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as the board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as the board may determine.

Liquidation. On the winding up of the company, if the assets available for distribution amongst its shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by the shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. The board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Valens Pay may issue shares on terms that such shares are subject to redemption, at the company’s option or at the option of the holders of these shares, on such terms and in such manner as may be determined by the board of directors. Valens Pay may also repurchase any of its shares on such terms and in such manner as have been approved by the board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of the company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, the company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of the company is divided into different classes of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class or the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by the company.

Issuance of Additional Shares. The post-offering memorandum and articles of association authorizes the board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares.

The post-offering memorandum and articles of association also authorizes the board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The board of directors may issue preference shares without action by the shareholders to the extent authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of the Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of the register of members or corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges). However, the post-offering memorandum and articles of association have provisions that provide the shareholders the right to inspect the company’s register of shareholders without charge, and to receive the company’s annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of the post-offering memorandum and articles of association may discourage, delay or prevent a change of control of the company or management that shareholders may consider favorable, including provisions that:

●	authorize the board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by the shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, directors of Valens Pay may only exercise the rights and powers granted to them under the post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of the company.

Exempted Company. Valens Pay is an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of the company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in the post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and the post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, and any such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of the company duly convened and held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The post-offering amended and restated articles of association allow the shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of the company entitled to vote at general meetings to requisition an extraordinary general meeting of the shareholders, in which case the board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, the post-offering amended and restated articles of association do not provide the shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, Valens Pay is not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the post-offering amended and restated articles of association do not provide for cumulative voting. As a result, Valens Pay’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of the shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under the post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act, Valens Pay may be dissolved, liquidated or wound up by a special resolution of its shareholders, or, if it is unable to pay its debts as they fall due, by an ordinary resolution of the shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the post-offering amended and restated articles of association, if Valens Pay’s share capital is divided into more than one class of shares, the rights attached to any such class may be varied with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the post-offering memorandum and articles of association, the memorandum and articles of association may only be amended with a special resolution of the shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by the post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares. In addition, there are no provisions in the post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Founder Share Issuances and Share Exchange

On September 14, 2022, we issued 7,200,000 Ordinary Shares in connection with the incorporation of Valens Pay Global Limited and execution of a Share Exchange Agreement between Valens Pay Global Limited and Valens Pay Limited, at an issue price of $0.0001 per share, for a total consideration of $720. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Ordinary Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our Ordinary Shares.

Shareholder	Ordinary Shares	Aggregate Purchase Price to be Paid
TP Finans ApS (1)	2,400,000	$240
James Holmes (2)	2,400,000	$240
Ad Honorem Trust AG (3)	2,400,000	$1,666,907

(1)	TP Finans ApS is a Danish Corporation. TP Finans ApS’s Director is Torben Pedersen, our Executive Chairman and Director. Torben Pedersen is deemed to beneficially own the Ordinary Shares owned by TP Finans ApS and has sole voting and dispositive powers over its shares. The address for TP Finans ApS is Noerregaards Alle 43, 8362 Hoerning, Denmark.

(2)	James Holmes is our Chairman of the board of directors.

(3)	Ad Honorem Trust AG is a Swiss Corporation. Ad Honorem Trust AG’s Director and Owner is Amirali Tejani, our 33.33% shareholder. Amirali Tejani is deemed to beneficially own the Ordinary Shares owned by Ad Honorem Trust AG and has sole voting and dispositive powers over its shares. The address for Ad Honorem Trust AG is Rigistrasse 2, 6300 Zug, Switzerland.

Listing

We plan to apply to have the Ordinary Shares listed on the Nasdaq Capital Market under the symbol “VAPA”. We cannot guarantee that we will be successful in listing the Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is     . The transfer agent and registrar’s address is.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have issued and outstanding     Ordinary Shares (or     Ordinary Shares if the underwriter exercises the over-allotment option in full). All of the Ordinary Shares sold in this offering will be freely transferable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, executive officers and 10% shareholders. Sales of substantial amounts of the Ordinary Shares in the public market could adversely affect prevailing market prices of Ordinary Shares. All outstanding Ordinary Shares prior to this offering are “restricted securities” as that term is defined in Rule 144 and may be sold only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted Ordinary Shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of the Ordinary Shares acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144 of the Securities Act, a person or entity that has beneficially owned the Ordinary Shares for at least six months and is not our “affiliate” will be entitled to sell the Ordinary Shares, subject only to the availability of current public information about us, and will be entitled to sell Ordinary Shares held for at least one year without any restriction. A person or entity that is our “affiliate” and has beneficially owned Ordinary Shares for at least six months will be able to sell, within a rolling three month period, the number of Ordinary Shares that does not exceed the greater of the following:

(i)	1% of the then outstanding Ordinary Shares, which immediately after this offering will equal approximately Ordinary Shares (or Ordinary Shares if the underwriter exercises the over-allotment option in full); and

(ii)	the average weekly trading volume of Ordinary Shares on Nasdaq Capital Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases the Ordinary Shares from us pursuant to a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, such as the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Lock-up Agreements

See “Underwriting—Lock-up Agreements.”

We are not aware of any plans by any significant shareholders to dispose of significant numbers of the Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Ordinary Shares may dispose of significant numbers of the Ordinary Shares. We cannot predict what effect, if any, future sales of the Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of the Ordinary Shares from time to time. Sales of substantial amounts of the Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Ordinary Shares.

TAXATION

The following sets forth material Cayman Islands, Canadian and U.S. federal income tax consequences of an investment in the Ordinary Shares. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Stuarts Walker Hersant Humphries, our special Cayman Islands counsel. To the extent that the discussion relates to matters of Canadian tax law, it is the opinion of Buttonwood Law Corporation, our special Canadian counsel. To the extent that the discussion relates to matters of U.S. federal income tax law it is the opinion of Potomac Law Group, PLLC, our U.S. counsel as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the Ordinary Shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Canadian Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), generally applicable to a beneficial owner of Ordinary Shares who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with Valens Pay, is not affiliated with Valens Pay, and who acquires and holds Ordinary Shares as capital property (a “Holder”). Generally, Ordinary Shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold the Ordinary Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) with respect to which Valens Pay is or will be, at any time, a “foreign affiliate” within the meaning of the Tax Act, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) that is a “financial institution” for the purposes of the mark-to-market rules under the Tax Act, (iv) an interest in which is a “tax shelter investment”, as defined in the Tax Act, (v) which has made a “functional currency” reporting election under section 261 of the Tax Act to report the Holder’s “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency, or (vi) that has entered, or will enter, into a “derivative forward agreement” or “synthetic disposition arrangement”, each as defined in the Tax Act, with respect to Ordinary Shares. Any such Holder should consult its own tax advisor with respect to the income tax considerations applicable to it in respect of an investment in Ordinary Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident or group of non-residents that do not deal at arm’s length with each other for purposes of the Tax Act for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary assumes that Valens Pay will not at any time be resident (or deemed to be resident) in Canada for the purposes of the Tax Act. If Valens Pay is (or becomes) resident in Canada for the purposes of the Tax Act, the Canadian federal income tax consequences to a Holder will in some respects be different from those described in this summary.

This summary is based on the current provisions of the Tax Act and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary also takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies or assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Ordinary Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the relevant exchange rate as determined in accordance with the rules in the Tax Act.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, prospective Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Ordinary Shares.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act: (i) is, or is deemed to be, resident in Canada; and (ii) is not exempt from tax under Part I of the Tax Act (a “Resident Holder”).

Distributions

A Resident Holder will be required to include in computing such Holder’s income for a taxation year the amount of any dividends by Valens Pay, including amounts deducted for foreign withholding tax, if any, received (or deemed to be received) on Ordinary Shares. Dividends received on Ordinary Shares by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). A Resident Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income under the rules that generally apply to dividends received from taxable Canadian corporations.

To the extent that foreign withholding tax is payable by a Resident Holder in respect of any dividends or other distributions received on Ordinary Shares, the Holder may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Disposition of Ordinary Shares

A disposition or deemed disposition of an Ordinary Share by a Resident Holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such security, net of any reasonable costs of the disposition, are greater (or are less) than the adjusted cost base to the Holder of the Ordinary Share immediately before the disposition.

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder will be included in the Holder’s income for the year of disposition. One-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year generally must be deducted by the Holder against taxable capital gains in that year (subject to, and in accordance with, the provisions of the Tax Act). Any excess of allowable capital losses over taxable capital gains realized by a Resident Holder in the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Capital gains realized by a Resident Holder that is an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Foreign tax, if any, levied on any gain realized on a disposition of an Ordinary Share may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances prescribed in the Tax Act. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including taxable capital gains and certain dividends.

On August 9, 2022, the Department of Finance (Canada) released certain Tax Proposals that, if enacted, would cause the additional refundable tax on aggregate investment income, to apply to a Resident Holder that is, or is deemed to be a “substantive CCPC” as defined in the Tax Proposals. Resident Holders who are Canadian-controlled private corporations or may be (or may be deemed to be) substantive CCPCs should consult their own tax advisors.

Foreign Property Information Reporting

In general, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” (as defined in the Tax Act) of “specified foreign property” (as defined in the Tax Act), including Ordinary Shares, at any time in the year or fiscal period exceeds Cdn$100,000 is required to file an information return with the CRA for the taxation year or fiscal period disclosing certain prescribed information in respect of such property.

Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a “specified Canadian entity”, as will certain partnerships. The Ordinary Shares will be “specified foreign property” to a Resident Holder. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Holder’s “specified foreign property” on a timely basis in accordance with the Tax Act.

The reporting rules in the Tax Act relating to “specified foreign property” are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act.

Offshore Investment Fund Property Rules

The Tax Act contains provisions (the “offshore investment fund property rules” or “OIF Rules”) which, in certain circumstances, may require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of an Ordinary Share if: (1) the value of the Ordinary Share may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, “Investment Assets”) and (2) it may reasonably be concluded that one of the main reasons for the Holder acquiring, holding or having the Ordinary Share was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Holder.

In making the determination under point (2) in the preceding paragraph, the OIF Rules provide that regard must be had to all of the circumstances, including (i) the nature, organization and operation of any non-resident entity, including Valens Pay, and the form of, and the terms and conditions governing, the Resident Holder’s interest in, or connection with, any such non-resident entity, (ii) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any non-resident entity, including Valens Pay, are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Resident Holder, and (iii) the extent to which any income, profits and gains of any non-resident entity, including Valens Pay, for any fiscal period are distributed in that or the immediately following fiscal period.

If applicable to Ordinary Shares held by a Resident Holder, the OIF Rules generally require the Holder to include in the Holder’s income for each taxation year in which the Holder owns such Ordinary Shares the amount, if any, by which (i) the total of all amounts each of which is the product obtained when the Holder’s “designated cost” (as defined in the Tax Act) of such Ordinary Shares at the end of a month in the year is multiplied by one-twelfth of the aggregate of the prescribed rate of interest for the period including that month plus two percentage points exceeds (ii) any dividends or other amounts included in computing such Holder’s income for the year (other than a capital gain) from such Ordinary Shares determined without reference to the OIF Rules. Any amount required to be included in computing a Resident Holder’s income in respect of Ordinary Shares under these provisions will be added to the adjusted cost base and the designated cost of such Ordinary Shares to the Holder.

The OIF Rules are complex and their application will potentially depend, in part, on the reasons for a Resident Holder acquiring, holding or having Ordinary Shares. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Ordinary Shares in the course of a business carried on or deemed to be carried on in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Canadian Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid on Ordinary Shares to a Non-Resident Holder will not be subject to Canadian withholding tax or other income tax under the Tax Act.

Dispositions of Ordinary Shares

No tax will be payable under the Tax Act by a Non-Resident Holder of Ordinary Shares on any capital gain realized on the disposition or deemed disposition of Ordinary Shares unless such Ordinary Shares are or are deemed to be “taxable Canadian property” to the Non-Resident Holder at the time of disposition or deemed disposition and do not constitute “treaty-protected property”, as defined in the Tax Act.

Provided that the Ordinary Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the Nasdaq), at the time of disposition, the Ordinary Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition: (i) 25% or more of the issued shares of any class or series of the capital stock of Valens Pay were owned by, or belonged to, any combination of (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for purposes of the Tax Act); and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, the Ordinary Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Canadian Tax Act in certain other circumstances.

Non-Resident Holders should consult their own tax advisors as to whether their Ordinary Shares constitute “taxable Canadian property” in their own particular circumstances. In the event that an Ordinary Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Holders Resident in Canada – Disposition of Ordinary Shares” will generally apply to the Non-Resident Holder. Non-Resident Holders whose Ordinary Shares are taxable Canadian property should consult their own tax advisors.

Eligibility for Investment by Registered Plans

At any particular time Ordinary Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan and a tax-free savings account, each as defined in the Tax Act (“Registered Plans”) and a deferred profit sharing plan, if at that time the Ordinary Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the Nasdaq).

Notwithstanding that Ordinary Shares may be qualified investments for a Registered Plan, a holder, annuitant, or subscriber, as the case may be (each a “Plan Holder”), will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in the Tax Act) for the Registered Plan. Ordinary Shares will generally be a “prohibited investment” if the Plan Holder does not deal at arm’s length with Valens Pay for purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in Valens Pay. In addition, Ordinary Shares will not be a prohibited investment if the Ordinary Shares are “excluded property” for a trust governed by a Registered Plan within the meaning of the prohibited investment rules in the Tax Act.

Based on Tax Proposals released on August 9, 2022 and proposed to come into force on January 1, 2023, it is expected that (a) the Ordinary Shares will, provided they are qualified investments for a Registered Plan as described above, also be qualified investments for trusts governed by a “first home savings account” (a “FHSA”), and (b) holders of FHSAs would also be subject to the prohibited investment rules described above.

Prospective investors are advised to consult their own tax advisors with respect to whether Ordinary Shares are “prohibited investments” in their particular circumstances and the tax consequences of Ordinary Shares being acquired or held by a Registered Plan, FHSA or deferred profit sharing plan.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	securities traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. Our company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our Ordinary Shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sale election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules” beginning on page 101.

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that our Ordinary Shares should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under the U.S. Holder’s particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of those Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our Ordinary Shares and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is “regularly traded” (traded in other than de minimis quantities on at least 15 days during each calendar quarter) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Capital Market. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Ordinary Shares if we are or become a PFIC.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

Valens Pay is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. It is incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Valens Pay’s constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between the company, its officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, most of the directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Valens Pay has appointed Cogency Global Inc. as its agent to receive service of process with respect to any action brought against it in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against it in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Stuarts Walker Hersant Humphries, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or the directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or the directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

Stuarts Walker Hersant Humphries has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize and enforce a final and conclusive judgment in personam obtained in the Foreign Courts against our company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) such judgment was not obtained in a manner, and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, I no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

UNDERWRITING

In connection with this offering, we expect to enter an underwriting agreement with Boustead Securities, LLC (who we refer to as the representative), as the representative of the underwriters named in this prospectus, with respect to the Ordinary Shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the representative will agree to purchase from us on a firm commitment basis the respective number of Ordinary Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus, and each of the underwriters has severally and not jointly agreed to purchase, and we have agreed to sell to the underwriters, at the public offering price per shares less the underwriting discounts set forth on the cover page of this prospectus, the number of Ordinary Shares listed next to its name in the following table:

Underwriter	Number of Ordinary Shares
Boustead Securities, LLC

Total

The Ordinary Shares sold by the underwriters to the public will initially be offered at the initial public offering price range set forth on the cover page of this prospectus. Any Ordinary Shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all of the shares are not sold at the initial offering price, the representative may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more Ordinary Shares than the total number set forth in the table above, we have granted to the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to additional Ordinary Shares at the public offering price less the underwriting discount, constituting 15% of the total number of Ordinary Shares to be offered in this offering (excluding shares subject to this option). The representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. This offering is being conducted on a firm commitment basis.  Any Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Ordinary Shares that are the subject of this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in compliance with Regulation M under the Exchange Act, as described below:

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sell more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the representative), based on the assumed initial public offering price of $ per share, which is the low point of the estimated range of the initial public offering price shown on the cover page of this prospectus:

	Per Share	Total Without Over-Allotment Option	Total With Entire Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)	$	$	$
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the representative equal to one percent (1%) of the gross proceeds received at the closing of the offering.

We have agreed to pay the representative the reasonable out-of-pocket expenses incurred by the representative in connection with this offering up to $283,000. The representative’s reimbursable out-of-pocket expenses include but are not limited to: (i) reasonable fees of representative’s legal counsel, (ii) due diligence and other expenses incurred prior to completion of this offering, and (iii) road show, travel, platform on-boarding fees, and other reasonable out-of-pocket accountable expenses. As of the date of this prospectus, we have not paid the representative any advances for its anticipated out-of-pocket costs. Such advance payments will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Representative’s Warrants

We have agreed to issue warrants to the representative to purchase a number of Ordinary Shares equal to seven percent (7%) of the total number of shares sold in this offering at an exercise price equal to 100% of the public offering price of the shares sold in this offering. The representative’s warrants will be exercisable 180 days from the commencement date of sales in this offering, will have a cashless exercise provision and will terminate on the fifth anniversary of the commencement date of sales in this offering. The representative’s warrants will not be exercisable or convertible for more than five years from the commencement date of sales in this offering. The representative’s warrants will provide for immediate “piggyback” registration rights with respect to the registration of the ordinary shares underlying the warrants. The representative’s warrants will also provide for customary anti-dilution provisions for stock dividends, splits, mergers, and any future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The representative’s warrants shall also provide for automatic exercise immediately prior to expiration. The representative’s warrants shall not be callable or cancellable. We are registering the sale of the representative’s warrants and the shares underlying the representative’s warrants in this offering.

The representative’s warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the representative’s warrants nor any of our ordinary shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in this offering, subject to certain exceptions. The representative’s warrants to be received by the representative and related persons in connection with this offering: (i) fully comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1); and (ii) fully comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Determination of Offering Price

In determining the initial public offering price, we and the representative have considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future revenue and earnings;

●	the recent prices of, and demand for, shares sold by us prior to this offering;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the representative and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the representative can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the representative and the other underwriters may be required to make for these liabilities.

Tail Rights

If the Company consummates any public or private offering, capital raising transaction or other financing of any kind (a “Tail Financing”) during the 12-month period following the completion of the Offering (the “Tail Term”), to the extent any such Tail Financing is provided to the Company, in whole or in part, by investors whom the representative had contacted or introduced to the Company (“Representative Contacts”) during the Tail Term, then the Company shall, in connection with each Tail Financing during the Tail Term, (i) pay to the Representative a cash fee, or as to an underwritten offering an underwriting discount, equal to 7.0% of the aggregate gross proceeds raised from the Representative Contacts (and if a Tail Financing includes an over-allotment option or other additional investment component, 7.0% of the aggregate gross proceeds of such proportional number of Ordinary Shares attributable to Representative Contacts participating in such Tail Financing and sold pursuant to such over-allotment option or other investment component) and (ii) issue to the representative or its designees warrants (“Tail Warrants”) to purchase that number of Ordinary Shares equal to 7.0% of the aggregate number of Ordinary Shares (or Ordinary Share equivalents, if applicable) placed or sold to, or received by, the Representative Contacts (and if a Tail Financing includes an over-allotment option or other additional investment component, Tail Warrants equal to 7.0% of such proportional number of Ordinary Shares attributable to the Representative Contacts participating in such Tail Financing and sold pursuant to such over-allotment option or other investment component). The Tail Warrants shall be in a customary form reasonably acceptable to the representative, have a term of five (5) years, contain cashless exercise provisions and piggyback registration rights, and have an exercise price equal to 100% of the offering price per share (or unit, if applicable) in the applicable Tail Financing and if such offering price is not available, the market price of the common stock or other securities offered on the date a Tail Financing is commenced (the “Tail Offer Price”). If Tail Warrants are issued to investors in a Tail Financing, the Tail Warrants shall have the same terms as the warrants issued to investors in the applicable Tail Financing, except that such Tail Warrants shall have an exercise price equal to 100% of the Tail Offer Price.

Right of First Refusal

The representative has the right of first refusal for two (2) years following the consummation of this offering or the termination or expiration of the engagement with the representative to act as financial advisor or to act as joint financial advisor on at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or our assets, whether in conjunction with another broker-dealer or on our own volition. In the event that we engage the representative to provide such future services, the representative will be compensated consistent with the engagement agreement with the representative, unless we mutually agree otherwise. To the extent we are approached by a third party to lead any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or assets, the representative will be notified of the transaction and be granted the right to participate in such transaction under any syndicate formed by such third party.

Company Lock-Up

We will not, without the prior written consent of the representative, from the date of execution of the Underwriting Agreement and continuing for a period of 12 months from the date on which the trading of our Ordinary Shares commences (the “Lock-Up Period”), (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, change the terms of or grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. We will agree not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

Our officers, directors and holders of 5% or greater of our Ordinary Shares have agreed to be locked up for a period of twelve months from the date on which the trading of our Ordinary Shares commences. Holders of 1-4.99% of our Ordinary Shares have agreed to be locked up for a period of six months from the date on which the trading of our Ordinary Shares commences provided that if the aggregate of such holders shares were to equal or exceed 20% of our issued and outstanding shares on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for twelve months from the date of trading of our Ordinary Shares commences. Holders of less than 1% of our Ordinary Shares are not subject to any lock up provided that if the aggregate of such holders shares were to equal or exceed 5% of our issued and outstanding shares on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for six months from the date of trading of our Ordinary Shares commences. During the lock-up period, without the prior written consent of the underwriter, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares.

Affiliations

Each underwriter and its respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We do not have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of our company. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the representative. In addition, Ordinary Shares may be sold by the representative to securities dealers who resell Ordinary Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by the representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

For the avoidance of doubt, any offer of securities (within the meaning of the Prospectus Regulation (EU) 2017/1129 (the “Prospectus Regulation”)) contained in this prospectus is addressed to less than 150 natural or legal persons per member state of the European Union and accordingly, there is no legal obligation or requirement to publish this prospectus in the European Union in accordance with the provisions of the Prospectus Regulation.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the Underwritten Offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the Ordinary Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D of the Corporations Act. The Ordinary Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Underwritten Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Ordinary Shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any Ordinary Shares recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The Ordinary Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The Ordinary Shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The Ordinary Shares may be offered to companies incorporated under the BVI Business Companies Act (As Revised) (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the Ordinary Shares for the purposes of the Securities and Investment Business Act (As Revised), or SIBA or the Public Issuers Code of the British Virgin Islands.

The Ordinary Shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of $1,000,000 and that he consents to being treated as a professional investor. The Ordinary Shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The Ordinary Shares may be offered to companies incorporated under the BVI Business Companies Act (As Revised) (British Virgin Islands), but only where the offer will be made to, and received by, the relevant BVI company entirely outside of the British Virgin Islands.

Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Underwritten Offering.

Cayman Islands

This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to the public in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Ordinary Shares which are the subject of the Underwritten Offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Ordinary Shares offered should conduct their own due diligence on the Ordinary Shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of Ordinary Shares which are the subject of the Underwritten Offering contemplated by this prospectus to the public in that Relevant Member State other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the Ordinary Shares in circumstances in which Section 21 of the FSMA does not apply to us; and

●	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Ordinary Shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the Ordinary Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Ordinary Shares has been or will be:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the Ordinary Shares to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseuestraintiés) and/or to a restricted circle of investors (cercestraintint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Ordinary Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the Ordinary Shares, or distribution of a prospectus or any other offering material relating to the Ordinary Shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the Ordinary Shares within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of Ordinary Shares, and (ii) that it will distribute in Germany any offering material relating to the Ordinary Shares only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The Underwritten Offering of Ordinary Shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Ordinary Shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the Ordinary Shares may not be distributed in Italy except:

●	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

●	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the Ordinary Shares or distribution of copies of this prospectus or any other documents relating to the Ordinary Shares in the Republic of Italy must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

●	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

●	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the Ordinary Shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, the Ordinary Shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the Ordinary Shares being declared null and void and in the liability of the intermediary transferring the Ordinary Shares for any damages suffered by such non-qualified investors.

Japan

The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

The Ordinary Shares have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

●	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

●	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

●	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the Ordinary Shares described herein. The Ordinary Shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Ordinary Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the Ordinary Shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the Underwritten Offering, nor the Company nor the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. The Ordinary Shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the Ordinary Shares will not benefit from protection or supervision by such authority.

Taiwan

The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Arab Emirates

(Excluding the Dubai International Financial Center)

The Ordinary Shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of Ordinary Shares in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

No action has been taken by us or the Representatives that would permit a public offering of the Ordinary Shares in any jurisdiction outside the United States where action for that purpose is required. None of the Ordinary Shares included in the Underwritten Offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any such securities offered hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the Underwritten Offering of Ordinary Shares and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the Ordinary Shares in any jurisdiction where that would not be permitted or legal.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Amount
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Accounting fees and expenses
Legal fees and expenses
Printing fees and expenses
Miscellaneous
TOTAL	$

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Bevilacqua PLLC. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriter by Sichenzia Ross Ference LLP. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Stuarts Walker Hersant Humphries. Legal matters as to Canadian laws will be passed upon for us by Buttonwood Law Corporation. Bevilacqua PLLC may rely upon Stuarts Walker Hersant Humphries with respect to matters governed by Cayman Islands law, Buttonwood Law Corporation with respect to matters governed by Canadian laws.

EXPERTS

Our consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended included in this prospectus have been audited by TAAD, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of TAAD, LLP is located at 20955 Pathfinder Rd Suite #370, Diamond Bar, CA 91765.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the Ordinary Shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at https://valensbank.com/ as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

VALENS PAY HOLIDNG LIMITD

VALENS PAY GLOBAL LIMITED

Consolidated Financial Statements

For the Years ended December 31, 2021 and 2020

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTIN FIRM

To the shareholders and the board of directors of Valens Pay Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Valens Pay Global Limited (the “Company”), as of December 31, 2021 and 2020, the related consolidated statements of loss, changes in shareholders’ deficit and cash flows for the years then ended, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 and 7 to the consolidated financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 and 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2022

Diamond Bar, CA

January 23, 2023

VALENS PAY GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Expressed in U.S. Dollars

		December 31,	December 31,
As at	Notes	2021	2020

ASSETS
Total assets		$-	$-

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities
Accounts payable and accrued liabilities		$12,415	$-
Due to related parties	5	32,375	824
Total current liabilities		44,790	824

Shareholder’s deficit
Share capital	4
Ordinary shares, par value $0.0001; 200,000,000 shares authorized and 4,800,000 shares issued and outstanding	4	480	480
Preferred shares, par value $0.0001; 50,000,000 shares authorized and 0 share issued and outstanding	4	-	-
Total share capital		480	480
Contributed surplus	4	2,406	2,068
Deficit		(47,676)	(3,372)
Total shareholder’s deficit		(44,790)	(824)
Total liabilities and shareholder’s deficit		$-	$-

The accompanying notes are an integral part of these financial statements.

VALENS PAY GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF LOSS
Expressed in U.S. Dollars

		For the Year Ended
		December 31,	December 31,
	Notes	2021	2020

Expenses
Professional fees		$36,788	$824
Wages and benefits		7,573	-
Computer expenses		415	-
Office and administration		-	2,548
Foreign exchange (gain) loss		(810)	-
		43,966	3,372

Loss from operations		(43,966)	(3,372)
Other income (expense)
Interest expense	5	(338)	-

Loss before income taxes		(44,304)	(3,372)
Income tax expense		-	-
Net loss for the year		$(44,304)	$(3,372)

Basic and diluted net loss per share		$(0.01)	$(0.00)
Weighted average number of common shares outstanding
		4,800,000	4,800,000

The accompanying notes are an integral part of these financial statements.

VALENS PAY GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
Expressed in U.S. Dollars

	Number of issued and outstanding ordinary shares	Share Capital ordinary shares	Number of issued and outstanding preferred shares	Share Capital preferred shares	Contributed surplus	Accumulated Deficit	Total Shareholders deficit
	#	$	#	$	$	$	$
Balance December 31, 2019	4,800,000	480	-	-	2,068	-	2,548
Loss for the year	-	-	-	-	-	(3,372)	(3,372)
Balance, December 31, 2020	4,800,000	480	-	-	2,068	(3,372)	(824)
Balance December 31, 2020	4,800,000	480	-	-	2,068	(3,372)	(824)
Fair value adjustment on origination of liability below- market interest rates	-	-	-	-	338	-	338
Loss for the year	-	-	-	-	-	(44,304)	(44,304)
Balance, December 31, 2021	4,800,000	480	-	-	2,406	(47,676)	(44,790)

The accompanying notes are an integral part of these financial statements

VALENS PAY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in U.S. Dollars

	For the Year Ended
	December 31, 2021	December 31, 2020
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Loss for the year	$(44,304)	$(3,372)
Items not involving cash
Foreign exchange (gain) loss	(810)	-

Changes in non-cash working capital items
Accounts payable and accrued liabilities	12,415	-
Due to related parties	32,699	824
Net cash (used in) from operating activities	-	(2,548)
Change in cash for the year	-	-

Cash, beginning of year	-	-
Cash, end of year	$-	$-
Supplemental Information
Interest paid	$-	$-
Income Tax	$-	$-

The accompanying notes are an integral part of these financial statements.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

For the year ended December 31, 2021 and 2020

1.	NATURE OF OPERATIONS

Valens Pay Global Limited (“Valens” or the “Company”) was established under the laws of the Cayman Islands on August 30, 2022. The Company’s wholly owned subsidiary Valens Pay Limited was incorporated on December 10, 2020 in the Province of British Columbia under the Business Corporations Act. Valens Pay Limited does not have any subsidiaries, it is registered as a Money Service Business with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) and operates the Valens Pay platform.

On September 14, 2022, the Company completed a corporate restructuring pursuant to a share exchange agreement that was entered into with Valens Pay Limited and its shareholders. Pursuant to the share exchange agreement, the Company acquired all the issued and outstanding common shares of Valens Pay Limited in exchange for issue of 7,200,000 ordinary shares in the Company to the shareholders of Valens Pay Limited. As a result of this transaction, Valens Pay Limited became the wholly-owned subsidiary of the Company and the former shareholders of Valens Pay Limited became the owners of 7,200,000 ordinary shares in the Company. As at December 31, 2021, a total of 4,800,000 shares were issued and 2,400,000 was issued subsequent to year-end and the amount of $1,666,667 is recorded as subscription receivable.

The share exchange has been accounted for as a reverse recapitalization rather than a business combination since the same shareholders of Valens Pay Limited. owns a majority of the outstanding shares of the Company’s common shares immediately following the share exchange and there was no change of control. The consolidation of the Company and its subsidiary has been accounted for at historical cost and prepared on the basis as if the transaction had become effective as of the beginning of the earliest period presented in the accompanying consolidated financial statements. Consequently, the assets and liabilities and the historical operations that were reflected in the consolidated financial statements for periods prior to the share exchange were those of Valens Pay Limited and were recorded at the historical cost basis. After completion of the share exchange, the Company’s consolidated financial statements included the assets and liabilities of both the Company and Valens Pay Limited., the historical operations of Valens Pay Limited, and the operations of the Company from the closing date of the share exchange.

2.	BASIS OF PREPARATION

a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which include international accounting standards and interpretations (“IFRIC”) as issued by the International Accounting Standards Board (“IASB”).

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

For the year ended December 31, 2021 and 2020

2.	BASIS OF PREPARATION (continued)

a) Statement of compliance (continued)

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months for the end of the reporting period.

Continuing business as a going concern is dependent upon the ability of the Company to execute its operating plan and to obtain additional debt or equity financing, both of which are uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern.

b) Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in Note 3 to these consolidated financial statements.

These consolidated financial statements are presented in United States dollars, which is the functional currency of the Company.

c) Basis of Consolidation

The consolidated financial statements prepared following a reverse recapitalization are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to adjust retroactively the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in the consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

For the year ended December 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES

Share capital

Financial instruments issued by the Company are classified as share capital only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(Loss) earnings per share

Basic (loss) earnings per share is calculated by dividing net (loss) earnings by the weighted average number of common shares outstanding during the period which excludes shares held in escrow whose issuance is contingent on future events.

Diluted earnings per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments, which includes stock options and common share purchase warrants, as if their dilutive effect was at the beginning of the period. The calculation of the diluted number of common shares assumes that proceeds received from the exercise of “in-the- money” stock options and common share purchase warrants are used to purchase common shares of the Company at their average market price for the period.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Foreign currency transactions

The financial statements for the Company are prepared using their functional currencies. Functional currency is the currency of the primary economic environment in which an entity operates. The functional currency of the parent company, Valens, is the U.S. dollar. The presentational currency of the Company is the U.S dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

Transactions in currencies other than the entity’s functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the financial reporting date while non- monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

For the year ended December 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Tax expense comprises current and deferred tax. Tax expense is recognized in income except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to tax authorities.

Deferred taxes are the taxes expected to be payable or recoverable on differences between the carrying amount of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit or loss and are accounted for using the liability method.

Valens Pay Global Limited is incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

New Accounting Standards, interpretations and amendments not yet adopted

Certain new standards and pronouncements were issued by the IASB or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning on or after January 1, 2022. At the present time, the Company does not believe any future changes to IFRS will have a direct impact on the Company based on its current operations. If the Company determines that any amendments or proposed changes will impact the financial statements, the Company will disclose the details of those updated standards at that time.

4.	SHARE CAPITAL

(a)	Authorized:

The Company is authorized to issue:

●	200,000,000 number of Common Shares with $0.0001 stated par value

●	50,000,000 number of Preferred Shares with $0.0001 stated par value

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

For the year ended December 31, 2021 and 2020

4.	SHARE CAPITAL (continued)

(b)	Shares issued:

During the period ended December 31, 2021, and December 31, 2020, the Company’s issued and outstanding commons shares to founders represented 4,800,000, respectively for a total value of $480. During the period ended December 31, 2021, and December 31, 2020, the Company’s issued and outstanding preferred shares is nil.

5.	RELATED PARTY TRANSACTIONS

During the period ended December 31, 2021, the amount due to related parties amounted to $32,375 (December 31, 2020 - $824). These amounts were advanced for working capital, interest free and is due on demand. The Company accrued interest expense of $338 for the year ended December 31, 2021, at an interest rate of 4% per annum for level 2 fair value adjustment and is recorded as equity.

6.	FINANCIAL INSTRUMENTS

The Company is exposed in varying degrees to a variety of financial instrument related risks. The main types of risks are credit risk, liquidity risk and market risk. These risks arise from the normal course of operations and all transactions are undertaken as a going concern. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Management believes that the Company is not exposed to credit risk. Adequate liquidity to meet all current payment obligations and future planned capital expenditures are provided by investments from the shareholder.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk to is ensure, as far as possible, that it will always have sufficient funds to meet liabilities when due. The liabilities are paid by the shareholders. The Company also manages liquidity risk by continuously monitoring actual and budgeted expenses.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

For the year ended December 31, 2021 and 2020

6.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk (continued)

The Company likely has insufficient funds from which to finance any identified business plan and as such will require additional financing to accomplish the Company’s long-term strategic objectives. Future funding may be obtained by means of issuing share capital and/or debt financing. There can be no certainty of the Company’s ability to raise additional financing through these means. If the Company is unable to continue to finance itself through these means, it is possible that the Company will be unable to continue as a going concern.

At December 31, 2021, all the Company’s accounts payables and accrued liabilities had contractual terms of less than one year.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The Company has limited exposure to any market risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company believes that interest rate risk is low as it holds no investments in market debt instruments. The Company does not have interest rate risk related to its credit facilities, since all credit is made through shareholder loans and short- term loans with set interest rates.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to the currency risk because of components of revenue and costs being denominated in currencies other than U.S. dollar, primarily the Euro and Pounds. The Company holds accounts payable and accrued liabilities in currencies other than the U.S. dollar, primarily the Euro and Pound.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

For the year ended December 31, 2021 and 2020

6.	FINANCIAL INSTRUMENTS (continued)

Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS –3 - Financial Instruments: Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair value of accounts payables and accrued liabilities and due to related parties’ balances approximate their carrying values due to their short-term nature. Due to related parties is classified as level 2 since its adjusted to fair value by accruing interest.

7.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and continue to develop and market its applications. The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit. The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company’s planned requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, and controlling the capital expenditures program. The Company is not subject to externally imposed capital requirements. The Company is dependent on financing from shareholders to develop its technology and fund its activities. There were no changes in the Company’s approach to capital management during the period ended December 31, 2021.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

For the year ended December 31, 2021 and 2020

8.	INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of comprehensive loss for the years ended December 31, 2021, and 2020:

	Year ended December 31, 2021	Year ended December 31, 2020
	($)	($)
Loss before income taxes	(44,304)	(3,372)
Canadian statutory income tax rates	27.0%	27.0%
Expected income tax recovery	(11,962)	(910)
Change in deferred tax asset not recognized	11,962	910

Income tax expense (recovery)	-	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The Company’s deferred tax assets are as follows:

	Year ended December 31,	Year ended December 31,
	2021	2020
	($)	($)
Non-capital losses	12,872	910

Deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom. The Company has non-capital losses of $47,676 (December 31, 2020 - $3,372) which may be applied to reduce taxable income in future years, and which if not utilized, will expire through to 2041.

9.	SUBSEQUENT EVENTS

Valens was established under the laws of the Cayman Islands on August 30, 2022. On September 14, 2022, the Valens completed a corporate restructuring pursuant to a share exchange agreement that was entered into with Valens Pay Limited and its shareholders. Pursuant to the share exchange agreement, the Valens acquired all the issued and outstanding common shares of Valens Pay Limited in exchange for issue of 7,200,000 ordinary shares in Valens to the shareholders of Valens Pay Limited. As a result of this transaction, Valens Pay Limited became the wholly-owned subsidiary of Valens and the former shareholders of Valens Pay Limited became the owners of 7,200,000 ordinary shares in the Company.

Valens Pay Limited expects to receive cash of an equity raise in the amount of $1,666,667 for the issuance of 2,400,000 shares. This does not affect the share structure in Valens.

VALENS PAY GLOBAL LIMITED

Consolidated Financial Statements

For the Six Months Period ended June 30, 2022 and 2021

(Expressed in U.S. Dollars)

(Unaudited)

VALENS PAY GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in U.S. Dollars

(Unaudited)

			(Audited)
		June 30,	December 31,
As at	Notes	2022	2021

ASSETS
Current
Cash		$45,128	$—
Customer custodial funds-restricted	5	454,767	—
Total current assets		499,895	—
Non Current
Intangible assets		1,114	—
Total assets		$501,009	$—

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities
Accounts payable and accrued liabilities		$17,572	$12,415
Customer funds due to customer	5	454,767	—
Due to related parties	7	168,512	32,375
Total current liabilities		640,851	44,790

Equity
Share capital	6
Ordinary shares, par value $0.0001; 200,000,000 shares authorized; 7,200,000 and 4,800,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021	6	720	480
Preferred shares, par value $0.0001; 50,000,000 shares authorized and 0 share issued and outstanding	6	—	—
Total Share Capital	6	720	480
Subscription receivable	6	(1,666,667)	—
Contributed surplus	6	1,670,837	2,406
Deficit		(144,732)	(47,676)
Total shareholder’s deficit		(139,842)	(44,790)
Total liabilities and shareholder’s deficit		$501,009	$—

The accompanying notes are an integral part of these unaudited financial statements.

VALENS PAY GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Expressed in U.S. Dollars

(Unaudited)

		For the Period Ended
		June 30,	June 30,
	Notes	2022	2021

Revenue
Service revenue		$16,582	$-
Transaction revenue		344	-
Transaction revenue – Related Party		1,002
		17,928	-

Cost of revenue		2,484	-
		15,444	-

Expenses
Professional fees		97,312	-
Wages and benefits		18,733	-
Computer expenses		152	-
Office and administration		132	-
Revaluation expenses		232	-
Foreign exchange (gain) loss		(6,065)	-
		110,496	-

Loss from operations		(95,052)	-
Other income (expense)
Interest expense		(2,004)	-

Loss before income taxes		(97,056)	-
Income tax expense		-	-
Net Loss for the period		$(97,056)	$-

Basic and diluted earnings per share		$(0.01)	$-
Weighted average number of common shares outstanding		7,200,000	4,800,000

The accompanying notes are an integral part of these unaudited financial statements.

VALENS PAY GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
Expressed in U.S. Dollars
(Unaudited)

	Number of issued and outstanding ordinary shares	Share Capital ordinary shares	Number of issued and outstanding preferred shares	Share Capital preferred shares	Contributed surplus	Subscription receivable	Accumulated Deficit	Total Shareholders deficit
	#	$	#	$	$	$	$	$

Balance December 31, 2020	4,800,000	480	—	—	2,068	—	(3,372)	(824)
Loss for the period	—	—	—	—	—	—	—	—
Balance, June 30, 2021	4,800,000	480	—	—	2,068	—	(3,372)	(824)

Balance December 31, 2021	4,800,000	480	—	—	2,406	—	(47,676)	(44,790)

Shares issued for cash	2,400,000	240	—	—	1,666,427	(1,666,667)	—	—
Fair value adjustment on origination of liability below-market interest rates	—	—	—	—	2,004	—	—	2,004
Loss for the period	—	—	—	—	—	—	(97,056)	(97,056)
Balance, June 30, 2022	7,200,000	720	—	—	1,670,837	(1,666,667)	(144,732)	(139,842)

The accompanying notes are an integral part of these unaudited financial statements

VALENS PAY GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in U.S. Dollars

(Unaudited)

	For the Period Ended
	June 30,	June 30,
	2022	2021

CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES

Net loss for the period	$(97,056)	$-
Items not involving cash
Foreign exchange (gain) loss	(6,065)	-
Changes in non-cash working capital items
Customer custodial funds-restricted	(454,767)	-
Intangible assets	(1,114)	-
Accounts payable and accrued liabilities	5,157	-
Customer funds due to customer	454,767	-
Due to related parties	144,206	-
Net cash provided by operating activities	45,128	-

Change in cash for the period	45,128	-

Cash, beginning of period	-	-

Cash, end of period	$45,128	$-

Supplemental Information
Interest paid	$-	$-
Income tax	$-	$-

Non-cash financing activity
Subscription Receivable	$1,666,667	$-

The accompanying notes are an integral part of these unaudited financial statements.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars)

For the period ended June 30, 2022 and 2021

1.	NATURE OF OPERATIONS AND GOING CONCERN

Valens Pay Global Limited (“Valens” or the “Company”) was established under the laws of the Cayman Islands on August 30, 2022. The Company’s wholly owned subsidiary Valens Pay Limited was incorporated on December 10, 2020 in the Province of British Columbia under the Business Corporations Act. Valens Pay Limited does not have any subsidiaries, it is registered as a Money Service Business with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) and operates the Valens Pay platform.

On September 14, 2022, the Company completed a corporate restructuring pursuant to a share exchange agreement that was entered into with Valens Pay Limited and its shareholders. Pursuant to the share exchange agreement, the Company acquired all the issued and outstanding common shares of Valens Pay Limited in exchange for issue of 7,200,000 Ordinary Shares in the Company to the shareholders of Valens Pay Limited. The value of the shares for $1,666,667 is recorded as subscription receivable from Ad Honorem Trust AG. As a result of this transaction, Valens Pay Limited became the wholly- owned subsidiary of the Company and the former shareholders of Valens Pay Limited became the owners of 7,200,000 Ordinary Shares in the Company.

The share exchange has been accounted for as a reverse recapitalization rather than a business combination since the same shareholders of Valens Pay Limited. owns a majority of the outstanding shares of the Company’s common shares immediately following the share exchange and there was no change of control. The consolidation of the Company and its subsidiary has been accounted for at historical cost and prepared on the basis as if the transaction had become effective as of the beginning of the earliest period presented in the accompanying consolidated financial statements. Consequently, the assets and liabilities and the historical operations that were reflected in the consolidated financial statements for periods prior to the share exchange were those of Valens Pay Limited and were recorded at the historical cost basis. After completion of the share exchange, the Company’s consolidated financial statements included the assets and liabilities of both the Company and Valens Pay Limited., the historical operations of Valens Pay Limited, and the operations of the Company from the closing date of the share exchange.

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Continuing business as a going concern is dependent upon the ability of the Company to execute its operating plan and to obtain additional debt or equity financing, both of which are uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars)

For the period ended June 30, 2022 and 2021

2.	BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements, including comparatives have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), incorporating interpretations issued by the IFRS Interpretations Committee (“IFRICs”).

b)	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in Note 3 to these consolidated financial statements.

These consolidated financial statements are presented in United States dollars, which is the functional currency of the Company.

c)	Basis of Consolidation

The consolidated financial statements prepared following a reverse recapitalization are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to adjust retroactively the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in the consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

3.	SIGNIFICANT ACCOUNTING POLICIES

Share capital

Financial instruments issued by the Company are classified as share capital only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(Loss) earnings per share

Basic (loss) earnings per share is calculated by dividing net (loss) earnings by the weighted average number of common shares outstanding during the period which excludes shares held in escrow whose issuance is contingent on future events.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars)

For the period ended June 30, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(Loss) earnings per share (continued)

Diluted earnings per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments, which includes stock options and common share purchase warrants, as if their dilutive effect was at the beginning of the period. The calculation of the diluted number of common shares assumes that proceeds received from the exercise of “in-the- money” stock options and common share purchase warrants are used to purchase common shares of the Company at their average market price for the period.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Digital currencies

Although the Company does not typically accept digital currencies as payment for its services, on occasion it will accept payment in such form. The digital currencies held by the Company are comprised of cryptocurrencies which are limited in supply, created and traded through open-source software and used as both a means of exchange and a store of value. Cryptocurrencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. On the date acquired, cryptocurrencies are initially recorded at cost and the revaluation method is used to measure the cryptocurrencies subsequently. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. The cryptocurrencies are subsequently re- measured at the end of each financial reporting period using the rate per CoinMarketCap, an online coin price aggregator, as at the period end date.

Foreign currency transactions

The financial statements for the Company are prepared using their functional currencies. Functional currency is the currency of the primary economic environment in which an entity operates. The functional currency of the parent company, Valens, is the U.S. dollar. The presentational currency of the Company is the U.S dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars)

For the period ended June 30, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency transactions (continued)

Transactions in currencies other than the entity’s functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the financial reporting date while non- monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Revenue recognition

The Company derives its revenues from three sources: (a) service fees from customers accessing its on-demand software platforms, under a pay-as-you-go model or a monthly subscription model; (b) related consulting services and (c) transaction revenue. The Company recognizes revenue when all of the following conditions are met:

●	the parties to the contract have approved the contract;

●	each party’s rights in relation to the goods or services to be transferred can be identified;

●	the payment terms and conditions for the goods or services to be transferred can be identified;

●	the contract has commercial substance; and

●	the collection of an amount of consideration to which the entity is entitled to in exchange for the goods and services is probable.

Service revenue represents fees earned for performance of services agreed upon by the parties and are recognized periodically over time upon completion of the services.

Transaction revenue represents transaction fees earned from customers that buy and sell fiat and cryptocurrency from the Company or using the Company’s software platform. For transaction fee revenue the Company views itself as the agent in these transactions and as a result records revenue on a net basis. The Company considers its performance obligation satisfied, and recognizes revenue, at the point in time the transaction is processed. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. For certain transactions, transaction revenue is equal to the spread between the value of the cryptocurrency bought or sold by the customer and the cost of the transaction to the Company are realized at the time the transaction is completed. The Company also earns fee revenue on certain transactions that may be collected in cryptocurrency, with revenue measured based on the fair value of the of the cryptocurrency received.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars)

For the period ended June 30, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Tax expense comprises current and deferred tax. Tax expense is recognized in income except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to tax authorities.

Deferred taxes are the taxes expected to be payable or recoverable on differences between the carrying amount of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit or loss and are accounted for using the liability method.

Valens Pay Global Limited is incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

New Accounting Standards, interpretations and amendments not yet adopted

Certain new standards and pronouncements were issued by the IASB or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning on or after January 1, 2022. At the present time, the Company does not believe any future changes to IFRS will have a direct impact on the Company based on its current operations. If the Company determines that any amendments or proposed changes will impact the financial statements, the Company will disclose the details of those updated standards at that time.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars)

For the period ended June 30, 2022 and 2021

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities:

a)	Revenue recognition

Judgment is required in determining whether the Company is the principal or the agent in transactions between customers. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the fiat and cryptocurrency before it is transferred to the customer or whether it acts as an agent by arranging for other customers on the platform to provide the fiat and cryptocurrency to the customer. The Company has concluded that it acts as an agent in facilitating the ability for a customer to purchase and sell cryptocurrency.

b)	Digital currency

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2, Inventories, applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS –8 - Intangible Assets to holdings of cryptocurrencies.

In certain transactions the Company can make the assessment that it acts in a capacity as a commodity broker-trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital currencies. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-trader margin, such assets are accounted for as inventory, and changes in fair value less cost to sell are recognized in profit or loss.

The Company’s other digital currencies are treated as intangible assets in accordance with IAS 38, Intangible Assets.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars)

For the period ended June 30, 2022 and 2021

5.	RESTRICTED FUNDS

The Company has multi-currency accounts with a global payments technology company and holds customer funds of $454,767 at June 30, 2022 (December 31, 2021 - $Nil). These funds have been paid to the customers after June 30, 2022.

6.	SHARE CAPITAL

(a)	Authorized:

The Company is authorized to issue:

●	200,000,000 number of Common Shares with $0.0001 stated par value

●	50,000,000 number of Preferred Shares with $0.0001 stated par value

(b)	Shares issued:

As at June 30, 2022, and December 31, 2021, the Company’s issued and outstanding common shares, represented 7,200,000 and 4,800,000 shares respectively.

As at June 30, 2022 and December 31, 2021, the Company’s issued and outstanding preferred shares is nil. The subscription receivable as of June 30, 2022 is $1,666,667.

7.	RELATED PARTY TRANSACTIONS

During the period ended June 30, 2022, the amount due to related parties amounted to $168,512 (December 31, 2021 - $32,375). These amounts were advanced for working capital, interest free and is due on demand. The Company accrued interest expense of $2,004 for the six months period ended June 30, 2022, at an interest rate of 4% per annum for level 2 fair value adjustment and is recorded as equity.

The transaction revenue from related parties amounted to $1,002 out of a total transaction revenue of $1,346 with a total revenue of $17,928.

8.	FINANCIAL INSTRUMENTS

The Company is exposed in varying degrees to a variety of financial instrument related risks. The main types of risks are credit risk, liquidity risk and market risk. These risks arise from the normal course of operations and all transactions are undertaken as a going concern. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its accounts and other receivables.

The Company’s revenue is based on three customers contributing respectively 92%, 6% and 2%; hence the revenue concentration is 100%. The nature of the Company’s present customer base provides a significant concentration of credit risk.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars)

For the period ended June 30, 2022 and 2021

8.	FINANCIAL INSTRUMENTS (continued)

The Company maintains minimal cash reserves on hand. Adequate liquidity to meet all current payment obligations and future planned capital expenditures are provided by investments from the shareholder.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk to is ensure, as far as possible, that it will always have sufficient liquidity to meet liabilities when due. This is provided through cash injections by the shareholder when needed. The Company also manages liquidity risk by continuously monitoring actual and budgeted expenses.

At June 30, 2022, all the Company’s accounts payables and accrued liabilities had contractual terms of less than one year.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The Company has limited exposure to any market risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company believes that interest rate risk is low as it holds no investments in market instruments. The Company does not have interest rate risk related to its credit facilities, since all credit is made through shareholder loans and short-term loans with set interest rates.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to the currency risk because of components of revenue and costs being denominated in currencies other than U.S. dollar, primarily the Euro and Pounds. The Company holds accounts payable and accrued liabilities in currencies other than the U.S. dollar, primarily the Euro and Pound.

VALENS PAY GLOBAL LIMITED

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars)

For the period ended June 30, 2022 and 2021

8.	FINANCIAL INSTRUMENTS (continued)

Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS –3 - Financial Instruments: Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair value of accounts payables and accrued liabilities and due to related parties’ balances approximate their carrying values due to their short-term nature. Due to related parties is classified as level 2 since its adjusted to fair value by accruing interest.

9.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and continue to develop and market its applications. The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit. The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company’s planned requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, and controlling the capital expenditures program. The Company is not subject to externally imposed capital requirements. The Company is dependent on financing from shareholders to develop its technology and fund its activities. There were no changes in the Company’s approach to capital management during the period ended June 30, 2022.

10.	SUBSEQUENT EVENTS

Valens was established under the laws of the Cayman Islands on August 30, 2022. On September 14, 2022, the Valens completed a corporate restructuring pursuant to a share exchange agreement that was entered into with Valens Pay Limited and its shareholders. Pursuant to the share exchange agreement, the Valens acquired all the issued and outstanding common shares of Valens Pay Limited in exchange for issue of 7,200,000 Ordinary Shares in Valens to the shareholders of Valens Pay Limited. As a result of this transaction, Valens Pay Limited became the wholly-owned subsidiary of Valens and the former shareholders of Valens Pay Limited became the owners of 7,200,000 Ordinary Shares in the Company.

Valens Pay Limited expects to receive cash of an equity raise in the amount of $1,666,667 for the issuance of 2,400,000 shares. This does not affect the share structure in Valens.

Ordinary Shares

Valens Pay Global Limited

PROSPECTUS

Boustead Securities, LLC

   , 2023

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement filed as an exhibit to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as an exhibit to this registration statement will also provide for indemnification by the underwriter of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

In the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act.

Founder Share Issuances and Share Exchange

On September 14, 2022, we issued 7,200,000 Ordinary Shares in connection with the incorporation of Valens Pay Global Limited and execution of a Share Exchange Agreement between Valens Pay Global Limited and Valens Pay Limited, at an issue price of $0.0001 per share, for a total consideration of $720. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Ordinary Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our Ordinary Shares.

Shareholder	Ordinary Shares	Aggregate Purchase Price to be Paid
TP Finans ApS (1)	2,400,000	$240
James Holmes (2)	2,400,000	$240
Ad Honorem Trust AG (3)	2,400,000	$1,666,907

(1)	TP Finans ApS is a Danish Corporation. TP Finans ApS’s Director is Torben Pedersen, our Executive Chairman and Director. Torben Pedersen is deemed to beneficially own the Ordinary Shares owned by TP Finans ApS and has sole voting and dispositive powers over its shares. The address for TP Finans ApS is Noerregaards Alle 43, 8362 Hoerning, Denmark.

(2)	James Holmes is our Chairman of the board of directors.

(3)	Ad Honorem Trust AG is a Swiss Corporation. Ad Honorem Trust AG’s Director and Owner is Amirali Tejani, our 33.33% shareholder. Amirali Tejani is deemed to beneficially own the Ordinary Shares owned by Ad Honorem Trust AG and has sole voting and dispositive powers over its shares. The address for Ad Honorem Trust AG is Rigistrasse 2, 6300 Zug, Switzerland.

No underwriters were involved in these issuances. We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Memorandum and Articles of Association of the registrant
4.1*	Specimen Certificate for Ordinary Shares
5.1*	Opinion of Stuarts Walker Hersant Humphries regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Bevilacqua PLLC regarding the Underwriter’s Warrant
8.1*	Opinion of Stuarts Walker Hersant Humphries regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Potomac Law Group regarding certain U.S. tax matters
10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.2*†	Form of Employment Agreement between the Registrant and its executive officers
10.3*†	Form of Independent Director Agreement between the Registrant and its independent directors
10.4*†	Valens Pay Global Limited 2022 Equity Incentive Plan
10.5*†	Form of Share Option Agreement
10.6*†	Form of Restricted Share Award Agreement
10.7*†	Form of Restricted Share Units Award Agreement
21.1*	List of subsidiaries of the registrant
23.1*	Consent of TAAD, LLP
23.2*	Consent of Stuarts Walker Hersant Humphries (included in Exhibit 5.1 and Exhibit 8.1)
23.3*	Consent of Bevilacqua PLLC (included in Exhibit 5.2)
23.4*	Consent of Potomac Law Group (included in Exhibit 8.4)
24.1*	Power of Attorney (included in the signature page)
99.1*	Code of Ethics of the registrant
99.2*	Consent of Independent Director James Dewhurst
99.3*	Consent of Independent Director Clifford John Ward
99.4*	Consent of Independent Director Hong Hai Tran
107*	Filing Fee Table

*	To be filed by amendment
†	Executive Compensation Plan or Agreement

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4) to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the issuer includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) that, for the purpose of determining liability under the Securities Act to any purchaser:

(i) if the issuer is relying on Rule 430B:

(A) each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offerings made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in     , on the    day of     2023.

Valens Pay Global Limited

By:
Name:	Torben Pedersen
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Torben Pedersen and Martin Eberhardt, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer) and Director	, 2023
Torben Pedersen

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2023
Martin Eberhardt

	Chairman of the Board	, 2023
James Holmes

	Independent Director	, 2023
James Dewhurst

	Independent Director	, 2023
Clifford John Ward

	Independent Director	, 2023
Hong Hai Tran

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Valens Pay Global Limited has signed this registration statement or amendment thereto in New York on    , 2023.

Authorized U.S. Representative

By:
Name:
Title: